UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Press Release titled “Earnings Release 2Q. 2019”, dated as of July, 2019.

2.	Press Release titled “Earnings Presentation 2Q. 2019”, dated as of July, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: July 26, 2019

Item 1

BSMX LISTED NYSE

Earnings Release

2Q. 2019

Santander

TABLE OF CONTENTS

I.	CEO Message / Key Highlights for the Quarter

II.	Summary of 2Q19 Consolidated Results

III.	Analysis of 2Q19 Consolidated Results

IV.	Relevant Events, Transactions and Activities

V.	Awards & Recognitions

VI.	Sustainability and Social Responsibility

VII.	Credit Ratings

VIII.	2Q19 Earnings Call Dial-In Information

IX.	Analysts Coverage

X.	Definition of Ratios

XI.	Consolidated Financial Statements

XII.	Notes to Consolidated Financial Statements

Earnings Release | 2Q.2019
Banco Santander México

Banco Santander México Reports Second Quarter 2019 Net Income of Ps.5,608 Million

- Progress on execution of investment plan driving sustained expansion of loyal customers base

-	Well balanced growth across loan segments and robust growth in individual deposits drive net interest income

-	Net interest and fee income drove solid growth in core earnings

-	Healthy asset quality throughout the loan book

Mexico City – July 25th, 2019, Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (NYSE: BSMX; BMV: BSMX), (“Banco Santander México” or “the Bank”), today announced financial results for the three-month and six-month periods ending June 30th, 2019.

Banco Santander México reported net income of Ps.5,608 million in 2Q19, representing increases of 8.5% YoY and 6.0% QoQ. On a cumulative basis, net income for the first half of the year, reached Ps.10,899 million, representing a 10.1% YoY increase.

HIGHLIGHTS
Results (Million pesos)	2Q19	1Q19	2Q18	%QoQ	%YoY	6M19	6M18	%YoY
Net interest income	16,588	16,449	14,795	0.8	12.1	33,037	29,410	12.3
Fee and commission, net	4,697	4,426	4,262	6.1	10.2	9,123	8,331	9.5
Core revenues	21,285	20,875	19,057	2.0	11.7	42,160	37,741	11.7
Provisions for loan losses	4,454	4,318	3,980	3.1	11.9	8,772	8,117	8.1
Administrative and promotional expenses	9,482	9,256	8,845	2.4	7.2	18,738	17,063	9.8
Net income	5,608	5,291	5,171	6.0	8.5	10,899	9,898	10.1
Net income per share[1]	0.83	0.78	0.76	6.0	8.5	1.61	1.46	10.3

Balance Sheet Data (Million pesos)	Jun-19	Mar-19	Jun-18	%QoQ	%YoY	Jun-19	Jun-18	%YoY
Total assets	1,368,187	1,304,294	1,378,611	4.9	(0.8)	1,368,187	1,378,611	(0.8)
Total loans	700,329	691,226	652,251	1.3	7.4	700,329	652,251	7.4
Deposits	721,288	702,644	698,118	2.7	3.3	721,288	698,118	3.3
Shareholders´ equity	133,829	132,366	122,520	1.1	9.2	133,829	122,520	9.2

Key Ratios (%)	2Q19	1Q19	2Q18	bps QoQ	bps YoY	6M19	6M18	bps YoY
Net interest margin	5.76	5.58	5.27	18	49	5.67	5.39	28
Net loans to deposits ratio	94.13	95.41	90.56	(128)	357	94.13	90.56	357
ROAE	17.29	16.40	17.33	89	(4)	16.80	16.58	22
ROAA	1.63	1.58	1.53	5	10	1.59	1.47	12
Efficiency ratio	44.29	44.81	44.98	(52)	(69)	44.55	44.88	(33)
Capital ratio	16.50	16.90	15.52	(40)	98	16.50	15.52	98
NPLs ratio	2.23	2.15	2.46	8	(23)	2.23	2.46	(23)
Cost of Risk	2.70	2.69	2.90	1	(20)	2.70	2.90	(20)
Coverage ratio	136.56	140.06	124.79	(350)	1,177	136.56	124.79	1,177

Operating Data	Jun-19	Mar-19	Jun-18	%QoQ	%YoY	Jun-19	Jun-18	%YoY
Branches	1,216	1,214	1,220	0.2	(0.3)	1,216	1,220	(0.3)
Branches and offices[2]	1,394	1,390	1,376	0.3	1.3	1,394	1,376	1.3
ATMs	8,749	8,507	7,778	2.8	12.5	8,749	7,778	12.5
Customers	17,220,259	17,034,317	16,231,111	1.1	6.1	17,220,259	16,231,111	6.1
Employees	19,403	19,291	18,268	0.6	6.2	19,403	18,268	6.2
1) Accumulated EPS, net of treasury shares (compensation plan) and discontinued operations. Calculated by using weighted number of shares.
2) Includes cash desks (espacios select, box select and corner select) and SMEs business centers. Excluding brokerage house offices.

Earnings Release | 2Q.2019
Banco Santander México

Héctor Grisi, Banco Santander México’s Executive President and CEO, commented: “We are pleased with the high quality results achieved this quarter, in light of the recent deceleration of loan growth in Mexico, a smaller contribution of market-related income to our gross operating income, and a higher effective tax rate. While expanding our loan book further, we kept asset quality at prudent levels. Coupled with improved efficiency levels, our net income grew around 9% vs. 2Q18, raising ROAE above 17%.

As you know, one of our key strategic goals is attracting more retail clients, and we continue to make significant progress on this front. Solid growth in our retail deposits reflects the investments we have been making to enhance our offering, including customers’ digital and branch experiences. These investments also strengthen customer loyalty, helping us become the primary bank of our customers and enabling us to sell a broader array of financial products and services. The use of digital channels has also increased its importance in the country, as exemplified by the CODI initiative to boost digital payments through the use of QR technology, sponsored by Banco de Mexico. On this front, I am glad to share with you that Banco Santander Mexico was one of the first banks to comply with all requirements set by the Central Bank, reinforcing our commitment of offering the best in class services to our customers.

Looking ahead, we remain cautiously optimistic for the remainder of the year. And while we plan to normalize the level of investments in the coming years, we are fully committed to continue enhancing the customer experience and driving innovation across our franchise.”

Earnings Release | 2Q.2019
Banco Santander México

SUMMARY OF SECOND QUARTER 2019 CONSOLIDATED RESULTS

Loan portfolio

Banco Santander México’s total loan portfolio, as of Jun-19, increased 7.4% YoY, or Ps.48,078 million, to Ps.700,329 million, and 1.3%, or Ps.9,103 million, on a sequential basis.

During the quarter, growth was well balanced across the Bank’s loan segments, except for government and financial entities that contracted 6.2%, driving robust growth in net interest income. The Bank continues with a prudent approach to risk management and trading.

Total Loans

(million pesos)

+7.4%
652,251
680,120
682,848
691,226
700,329
+1.3%
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19

Deposits

Deposits, which represent 82.1% of Banco Santander México’s total funding1, increased 3.3% YoY in Jun-19, and 2.7% sequentially. In turn, term deposits increased by 14.0% YoY, still supported by the high interest rate environment while demand deposits decreased by 1.9% YoY due to a contraction in demand deposits from corporates of 5.5% YoY. It is worth noting that demand deposits from individuals expanded by 7.8% YoY.

In Jun-19, term deposits from individuals represented 32.3% of total term deposits, compared with 31.4% in Jun-18, and 34.4% in Mar-19. Demand deposits from individuals represented 29.8% of total demand deposits, compared with 27.1% in Jun-18, and 27.9% in Mar-19. Total deposits from individuals expanded 11.3% YoY, supported by the Bank’s strategy focused on attracting and retaining retail clients.

The loans-to-deposits ratio stood at 94.13% in Jun-19, which compares with 90.56% in Jun-18, and 95.41% in Mar-19, maintaining a solid funding position to leverage growth opportunities.

Earnings Release | 2Q.2019
Banco Santander México

Total Deposits

(million pesos)

+3.3%
698,118
680,143
693,812
702,644
721,288
+2.7%
Term
Demand
33%
67%
34%
66%
34%
66%
34%
66%
36%
64%
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19

Net income

Banco Santander México reported 2Q19 net income of Ps.5,608 million, representing increases of 8.5% YoY and 6.0% QoQ. On a cumulative basis, net income for the first half of the year, reached Ps.10,899 million, representing a 10.1% YoY increase. Net interest income and fee income drove solid growth in core earnings, while maintaining a prudent approach to risk management and trading.

Net Income
(million pesos)

+8.5%
+10.1%
5,171
5,096
4,590
5,291
5,608
+6.0%
9,898
10,899
2Q18
3Q18
4Q18
1Q19
2Q19
6M18
6M19

Net income statement
Million pesos				% Variation				% Variation
	2Q19	1Q19	2Q18	QoQ	YoY	6M19	6M18	19/18
Net interest income	16,588	16,449	14,795	0.8	12.1	33,037	29,410	12.3
Provisions for loan losses	(4,454)	(4,318)	(3,980)	3.1	11.9	(8,772)	(8,117)	8.1
Net interest income after provisions for loan losses	12,134	12,131	10,815	0.0	12.2	24,265	21,293	14.0
Commission and fee income, net	4,697	4,426	4,262	6.1	10.2	9,123	8,331	9.5
Net gain (loss) on financial assets and liabilities	564	332	1,049	69.9	(46.2)	896	1,337	(33.0)
Other operating income	(440)	(551)	(443)	(20.1)	(0.7)	(991)	(1,060)	(6.5)
Administrative and promotional expenses	(9,482)	(9,256)	(8,845)	2.4	7.2	(18,738)	(17,063)	9.8
Operating income	7,473	7,082	6,838	5.5	9.3	14,555	12,838	13.4
Income taxes (net)	(1,865)	(1,791)	(1,667)	4.1	11.9	(3,656)	(2,940)	24.4
Net income	5,608	5,291	5,171	6.0	8.5	10,899	9,898	10.1
Effective tax rate (%)	24.96	25.29	24.38			25.12	22.90

Earnings Release | 2Q.2019
Banco Santander México

2Q19 vs 2Q18

The 8.5% year-on-year increase in net income was principally driven by:

i)	A 12.1%, or Ps.1,793 million, increase in net interest income, as interest income outpaced growth in interest expense, 11.0% vs 9.8%, respectively; and

ii)	A 10.2%, or Ps.435 million, increase in net commissions and fees, mainly due to increases in debit and credit cards, purchase-sale of securities and money market transactions and insurance fees.

The increase in net income was partially offset by:

i)	A 7.2%, or Ps.637 million, increase in administrative and promotional expenses, mainly due to higher other expenses, depreciation and amortization, personnel expenses and technology services;

ii)	A 46.2%, or Ps.485 million, decrease in net gains on financial assets and liabilities, mainly resulting from difficult comparison due to a strong performance in 2Q18 and the Bank’s cautious approach to trading;

iii)	An 11.9%, or Ps.474 million, increase in provisions for loan losses, as provisions in 2Q18 were unusually low; and

iv)	An 11.9%, or Ps.198 million, increase in income taxes, which resulted in a 24.96% effective tax rate in the quarter, compared to 24.38% in 2Q18.

6M19 vs 6M18

Net income growth of 10.1% for 6M19 is mainly due to:

i)	A 12.3%, or Ps.3,627 million, increase in net interest income, as the Bank focus on driving profitability across the balance sheet, further supported by the high interest rate environment; and

ii)	A 9.5%, or Ps.792 million, increase in net commissions and fees, mainly due to increases in debit and credit card, insurance and purchase-sale of securities and money market transactions fees;

The increase in net income was partially offset by:

i)	A 9.8%, or Ps.1,675 million, increase in administrative and promotional expenses, mainly due to higher other expenses, depreciation and amortization, personnel expenses and technology services;

ii)	An 8.1, or Ps.655 million, increase in provisions for loan losses, as provisions in 6M18 were unusually low;

iii)	A 33.0%, or Ps.441 million, decrease in net gains on financial assets and liabilities, mainly driven by market volatility and the Bank’s cautious approach to trading; and

iv)	A 24.4%, or Ps.716 million, increase in income taxes, which resulted in a 25.12% effective tax rate in the first half of the year, compared to 22.90% in 6M18.

Earnings Release | 2Q.2019
Banco Santander México

Gross operating income

Banco Santander México’s gross operating income for 2Q19 totaled Ps.21,849 million, representing increases of 8.7% YoY and 3.0% QoQ, while core earnings continued with solid performance. Market-related income during 2Q19 remained below the Bank’s historical average and compares to a strong performance in 2Q18. Particularly, since IPO, market related revenue has contributed to gross operating income, on average, 4.3%. 2Q19 contribution is 40% lower than its average quarterly contribution since IPO.

Gross operating income for 6M19 amounted to Ps.43,056 million, increasing 10.2% from 6M18.

Gross operating income is broken down as follows:

Breakdown gross operating Income
%				Variation (bps)				Variation (bps)
	2Q19	1Q19	2Q18	QoQ	YoY	6M19	6M18	YoY
Net Interest Income	75.92	77.56	73.58	(164)	234	76.73	75.26	147
Net Commissions and Fees	21.50	20.87	21.20	63	30	21.19	21.32	(13)
Market related revenue	2.58	1.57	5.22	101	(264)	2.08	3.42	(134)
Gross Operating Income*	100.00	100.00	100.00			100.00	100.00

* Does not include other income

Return on average equity (ROAE)

ROAE for 2Q19 decreased 4 basis points to 17.29%, from 17.33% reported in 2Q18, but increased 89 basis points from 16.40% in 1Q19, benefiting from the Ps.4.8 billion cash dividend paid in May-19. For the first half of the year, ROAE stood at 16.80%, 22 basis points higher than 16.58% reported in 6M18.

ROAE[1]

-4bps
+22bps
17.33%
16.74%
15.18%
16.40%
17.29%
+89bps
16.58%
16.80%
2Q18
3Q18
4Q18
1Q19
2Q19
6M18
6M19

Earnings Release | 2Q.2019
Banco Santander México

Strategic initiatives and commercial actions

On December 2016, Banco Santander México announced a three-year investment plan for Ps.15 billion, with the aim of digitalizing operations and becoming the primary bank of its customers. The Bank’s strategy is centered in attracting and retaining customers while increasing loyalty, expanding cross selling, promoting migration to digital platforms, and broadening the value proposition with latest generation products and services.

Highlights of the key progress on the three big strategic pillars driving on which the investment plan is based:

➢	Digitalization of products and processes, transformation of its distribution network, and investment in infrastructure and cutting-edged technology.

▪	In the digital factory “Spotlight”, the Bank is working on digital solutions for its customers to be able to do any banking operation or transaction from their smartphones, without the need to go to a branch. The Bank is digitalizing products and processes for its clients and employees and have launched more than 100 functionalities, including new features to its mobile banking app “Súper Móvil” like Face ID access, and a personalized savings plan “Mis Metas”. The Bank also recently launched “GoPay” that allows programing direct debits for paying services and introduced a new channel to manage credit card clarifications of unrecognized charges through “Súper Móvil” or “Súper Net” without the need of making a phone call or going to a branch.

▪	Santander has been the first Bank in Latin America to allow facilitate contactless payments through smart-watches like Garmin and Fitbit.

▪	This quarter the Bank launched “Santander TAP”, a safe, fast and no-charge functionality through messaging services that allows its customers to make money transfers to Santander customers and non-customers. If the receptor does not own a bank account, Santander offers the online opening of a “Super Digital” account to be able to receive the money.

▪	Looking forward to reducing the Santander Mexico’s customers waiting time, this quarter the Bank added a new functionality of cash withdrawals without a card on our ATMs.

▪	The Bank teamed up with FUNO to give its customers a new service model through special booths on malls. Over the next four months the Bank will be opening 50 of these modules along with the installation of latest generation ATMs, offering a more personalized service to its customers.

▪	Banco Santander continues with the deployment of its latest generation ATMs throughout the country. The Bank have added 104 of these ATMs during the quarter and had 921 in operation at the end of June 2019, having an objective of 1,000 by year-end, which would take the Bank to its natural market share in this type of infrastructure.

▪	During the quarter the Bank transformed 114 branches according to its new distribution model, which promotes the use of digital channels and self-service, reaching 428 branches under this format. The identification of 818 micro-markets within Mexico has allowed the Bank to adapt its branches according to each micro-market’s needs, which should boost volume growth. The Bank also transformed its distribution network model, where branch managers are responsible for their branches’ own P&L and cost of risk.

▪	“Super Digital”, a fully digital account which is addressed to non-banked clients or digital natives who prefer not to go to a branch, has now more than 246,000 accounts since its launch in October 2016.

▪	The Bank continues digitalizing its client base and keep building loyalty, which led to a 50% in June increase in digital clients and 28% in loyal customers as of 2Q19. The number of mobile customers increased 70% over the last 12 months. Mobile monetary transactions accounted for 86% of digital monetary transactions, up from 66% in 2Q18.

Earnings Release | 2Q.2019
Banco Santander México

➢	On the retail front, investment initiatives are aimed at boosting customer acquisition, cross-selling and building loyalty.

▪	The Bank’s App “Super Wallet” reached +674,000 customers, supporting the migration of its customers to digital banking. The App allows customers to manage their money, block or unblock cards, make contactless payments, check balances, make movements and check their loyalty programs.

▪	With the goal of continuing to attract new customers and increase loyalty of its existing ones, the Bank have launched several initiatives that are progressing positively:

-	Santander Plus continues to perform well after its third anniversary. As of June over 5.7 million customers have enrolled to this program, out of which 53% are new to the bank.

-	The Bank’s focus on attracting payroll accounts has increased its customer base to 4.44 million customers, attracting 600,000 over the last twelve months.

-	The Santander-Aeroméxico co-branded card has also been very successful, with more than 984,000 cardholders, of which 35% are new.

-	The Bank’s Hipoteca Plus mortgage program is helping to attract and maintain loyal customers. At this point, around 75% of new mortgage loans are linked to Hipoteca Plus.

-	Launched “Comercio Plus”, a Santander Plus-like program, designed to attract SMEs and individuals with commercial activity, giving them a monthly cash-back for up to 12 months, seeking to drive loyalty through POS, payrolls and financing.

▪	Additionally, in the commercial segment the Bank continues consolidating leading positions in key segments in Mexico, such as SMEs and middle-market, while the Bank aims to become one of the top three players in corporate and investment banking.

➢	In addition, the Bank’s value proposition is complemented with new businesses, which will allow the Bank to attend other needs its clients have, such as auto financing and insurance.

▪	In the Bank’s auto loans business, “Super Auto”, the Bank is working together with 538 dealers and 113 automotive groups nationwide. By June 2019, the Bank had a loan portfolio of over Ps.1.3 billion. The Bank established alliances with Peugeot, Suzuki and KTM and are positioning the Bank as their main financial partner in financing cars and motorcycles for their brands with personalized offers.

▪	With regards to the financial inclusion program, “TUIIO”, at the end of 2Q19, the Bank had 51 branches in more than 10 states, with more than 48,000 customers, encompassing a loan portfolio of Ps.135 million. Over 50% of TUIIO clients are using ATMs for the first time as well as receiving their first debit card.

Customers
(Thousands)				% Variation
	Jun-19	Mar-19	Jun-18	QoQ	YoY
Loyal Customers[1]	2,844	2,652	2,226	7.2	27.8
Digital Customers[2]	3,512	3,227	2,348	6.7	46.6
Santander Plus	5,737	5,389	3,869	6.5	48.3
Santander - Aeroméxico	984	954	885	3.1	11.2

[1]	Loyal customers = Clients with non-zero balance and depending on the segment should have between two and four products and between three and ten transactions in the last 90 days.

[2]	Digital customers = Clients with at least one digital transaction per month in SuperNet or SuperMóvil.

Earnings Release | 2Q.2019
Banco Santander México

ANALYSIS OF SECOND QUARTER 2019 CONSOLIDATED RESULTS

(Amounts expressed in millions of pesos, except where otherwise stated)

Loan portfolio

The evolution of the loan portfolio shows well balanced growth across loan segments and reflects a continued focus on profitability.

Portfolio Breakdown
Million pesos				% Variation
	Jun-19	Mar-19	Jun-18	QoQ	YoY
Commercial	439,983	435,994	408,339	0.9	7.7
Middle-market	188,053	183,691	174,750	2.4	7.6
Corporates	98,270	95,410	86,859	3.0	13.1
SMEs	79,491	78,229	76,915	1.6	3.3
Government & Financial Entities	74,169	78,664	69,815	(5.7)	6.2

Individuals	260,346	255,232	243,912	2.0	6.7
Consumer	114,695	112,050	108,800	2.4	5.4
Credit cards	57,476	56,473	55,037	1.8	4.4
Other consumer	57,219	55,577	53,763	3.0	6.4
Mortgages	145,651	143,182	135,112	1.7	7.8
Total	700,329	691,226	652,251	1.3	7.4

The total loan portfolio rose 7.4% YoY, or Ps.48,078 million, to Ps.700,329 million in Jun-19. On a sequential basis, the total loan portfolio increased 1.3%, or Ps.9,103 million.

The commercial loan portfolio is comprised of loans to business and commercial entities, as well as loans to government entities and financial institutions, and represented 62.8% of the total loan portfolio. Excluding loans to government entities and financial institutions, the commercial loan portfolio accounted for 52.2% of the total. Middle-market, Corporate and SME loans represented 26.9%, 14.0% and 11.3% of the total loan portfolio, respectively.

The individuals loan portfolio, comprised of mortgages, consumer and credit card loans, represented 37.2% of the total loan portfolio. Mortgage, credit card and consumer loans, represented 20.8%, 8.2% and 8.2% of the total loan portfolio, respectively. It is worth noting that other consumer loans are about the same size of the Bank’s credit card portfolio, for the first time ever. This shows the good dynamic that the Bank is experiencing in payroll and auto loans.

Earnings Release | 2Q.2019
Banco Santander México

Loan portfolio breakdown
Million pesos
	Jun-19%		Mar-19%		Jun-18%
Performing loans
Commercial	434,438	62.0	430,571	62.3	402,745	61.7

Individuals	250,260	35.7	245,779	35.6	233,457	35.8
Consumer	110,226	15.7	107,959	15.6	104,354	16.0
Credit cards	54,950	7.8	54,170	7.8	52,608	8.1
Other consumer	55,276	7.9	53,789	7.8	51,746	7.9
Mortgages	140,034	20.0	137,820	19.9	129,103	19.8
Total performing loans	684,698	97.8	676,350	97.8	636,202	97.5

Non-performing loans
Commercial	5,545	0.8	5,423	0.8	5,594	0.9

Individuals	10,086	1.4	9,453	1.4	10,455	1.6
Consumer	4,469	0.6	4,091	0.6	4,446	0.7
Credit cards	2,526	0.4	2,303	0.3	2,429	0.4
Other consumer	1,943	0.3	1,788	0.3	2,017	0.3
Mortgages	5,617	0.8	5,362	0.8	6,009	0.9
Total non-performing loans	15,631	2.2	14,876	2.2	16,049	2.5

Total loan portfolio
Commercial	439,983	62.8	435,994	63.1	408,339	62.6

Individuals	260,346	37.2	255,232	36.9	243,912	37.4
Consumer	114,695	16.4	112,050	16.2	108,800	16.7
Credit cards	57,476	8.2	56,473	8.2	55,037	8.4
Other consumer	57,219	8.2	55,577	8.0	53,763	8.2
Mortgages	145,651	20.8	143,182	20.7	135,112	20.7
Total loan portfolio	700,329	100.0	691,226	100.0	652,251	100.0

As of Jun-19, commercial loans increased 7.7% YoY, driven by middle-market companies, corporate and government loans. Corporate, middle-market and SME loans posted 13.1%, 7.6%, and 3.3% YoY growth rates, respectively. Loans to government increased 9.8% YoY, while loans to financial entities decreased 8.4% YoY, due to prepayments related to several loans to financial entities. The Bank continued to selectively pursue corporate and middle-market businesses to acquire new payroll accounts, among other objectives.

Mortgage loans posted a strong performance during the quarter, increasing 7.8% YoY and 1.7% sequentially, even after the sale of a Ps.1 billion non-performing loan portfolio in January this year. The Hipoteca Plus product remains the main driver behind this strong performance, accounting for 75% of total mortgage origination in the quarter. However, mortgage loans were still affected by the run-off of acquired portfolios. Excluding this effect, the mortgage portfolio would have increased 12.7% YoY, higher than market average growth.

Credit card loans increased 4.4% YoY and 1.8% QoQ, while credit card usage continues to grow – up 11.0% this quarter, we continue to see in the market a large number of customers paying their card balances in full during the quarter. The Bank continue expanding this product by cross-selling credit card products to its payroll and Hipoteca Plus customers. The Bank maintains a cautious approach to credit card growth by mainly targeting existing customers. This approach has contributed to sustained healthy asset quality and higher profitability in this segment.

The strategy of leveraging Banco Santander México’s strong commercial franchise to attract new payroll accounts continues to drive robust growth in consumer loans. Payroll loans continued expanding at a solid rate during the quarter, increasing 14.5% YoY and 5.2% QoQ, which was above market growth. However personal loans decreased 8.7% YoY and 1.9% QoQ, as the Bank focused on further strengthening its payroll franchise.

Earnings Release | 2Q.2019
Banco Santander México

Total Deposits

Total deposits at Jun-19 were Ps.721,288 million, an increase of 3.3% YoY and 2.7% sequentially. Term deposits increased 14.0% YoY and 9.6% QoQ to Ps.261,561 million. Term deposits from individuals grew 17.5% YoY and 3.0% QoQ, benefiting from a higher interest rate environment. Demand deposits reached Ps.459,727 million, decreasing 1.9% YoY and 0.9% sequentially. Demand deposits from individuals rose 7.8% YoY.

Banco Santander México strategy focused to attract and retain retail clients continues to perform well as deposits from individuals grew 11.3%, expanding at a higher rate than commercial deposits.

Net interest income

Net interest income
Million pesos				% Variation				% Variation
	2Q19	1Q19	2Q18	QoQ	YoY	6M19	6M18	19/18
Interest on funds available	1,019	859	821	18.6	24.1	1,878	1,524	23.2
Interest on margin accounts	266	308	220	(13.6)	20.9	574	516	11.2
Interest and yield on securities	4,675	4,634	4,847	0.9	(3.5)	9,309	9,186	1.3
Interest and yield on loan portfolio – excluding credit cards	18,591	18,106	16,166	2.7	15.0	36,697	31,962	14.8
Interest and yield on loan portfolio related to credit card transactions	3,774	3,514	3,500	7.4	7.8	7,288	6,680	9.1
Commissions collected on loan originations	155	132	149	17.4	4.0	287	300	(4.3)
Interest and premium on sale and repurchase agreements and securities loans	2,076	3,220	1,814	(35.5)	14.4	5,296	3,337	58.7
Interest income	30,556	30,773	27,517	(0.7)	11.0	61,329	53,505	14.6

Daily average interest earnings assets	1,151,592	1,178,368	1,123,177	(2.3)	2.5	1,165,085	1,091,349	6.8

Interest from customer deposits – demand deposits	(3,188)	(3,013)	(2,576)	5.8	23.8	(6,201)	(4,958)	25.1
Interest from customer deposits – time deposits	(4,394)	(4,302)	(3,726)	2.1	17.9	(8,696)	(7,062)	23.1
Interest from credit instruments issued	(868)	(706)	(691)	22.9	25.6	(1,574)	(1,369)	15.0
Interest on bank and other loans	(1,209)	(1,012)	(972)	19.5	24.4	(2,221)	(1,846)	20.3
Interest on subordinated capital notes	(388)	(415)	(435)	(6.5)	(10.8)	(803)	(864)	(7.1)
Interest and premium on sale and repurchase agreements and securities loans	(3,921)	(4,876)	(4,322)	(19.6)	(9.3)	(8,797)	(7,996)	10.0
Interest expense	(13,968)	(14,324)	(12,722)	(2.5)	9.8	(28,292)	(24,095)	17.4

Daily average interest-bearing liabilities	1,019,172	1,045,069	998,231	(2.5)	2.1	1,032,189	964,959	7.0

Net interest income	16,588	16,449	14,795	0.8	12.1	33,037	29,410	12.3

Earnings Release | 2Q.2019
Banco Santander México

Net interest income in 2Q19 totaled Ps.16,588 million, increasing 12.1% YoY, or Ps.1,793 million, and 0.8% or Ps.139 million, sequentially.

The 12.1% YoY increase in net interest income resulted from the combination of:

i)	A 11.0%, or Ps.3,039 million, increase in interest income, to Ps.30,556 million, stemming from a 2.5%, or Ps.28,415 million, increase in average interest-earning assets and a 80 basis points increase in the average interest rate received; and

ii)	A 9.8%, or Ps.1,246 million, increase in interest expense, to Ps.13,968 million, resulting from a 2.1%, or Ps.20,941 million, increase in interest-bearing liabilities and a 38 basis points increase in average interest rate paid.

The net interest margin ratio (NIM), calculated using daily average interest-earning assets for 2Q19, stood at 5.76%, compared to 5.27% in 2Q18 and 5.58% in 1Q19. The YoY increase in NIM mainly reflects the Bank’s focus on profitability across the balance sheet, further supported by higher interest rate environment, partially offset by increased interest rates paid on term and demand deposits. On a cumulative basis, NIM for 6M19 reached 5.67%, an increase of 28 basis points.

Earnings Release | 2Q.2019
Banco Santander México

Interest Income

Total average interest earning assets in 2Q19 amounted to Ps.1,151,592 million, increasing 2.5%, or Ps.28,415 million, YoY, mainly driven by 8.4% growth, or Ps.53,229 million, in the average loan portfolio, by 11.2% growth, or Ps.9,466 million, in funds available, and by 4.9% growth, or Ps.4,616 million, in repurchase agreements, partly offset by a 13.7% decrease, or Ps.38,663 million, in investment in securities. Banco Santander México’s interest earning assets are broken down as follows:

Average Assets (Interest-Earnings Assets)
Breakdown (%)
	2Q18	3Q18	4Q18	1Q19	2Q19
Loan portfolio	56.7	58.9	57.0	57.6	59.9
Investment in securities	25.1	25.0	25.6	20.7	21.1
Repurchase agreements	8.4	7.0	8.5	13.4	8.6
Funds available	7.5	7.0	6.2	5.7	8.1
Margin accounts	2.3	2.1	2.7	2.6	2.3
Total	100.0	100.0	100.0	100.0	100.0

Banco Santander México’s interest income consists mainly of interest from the loan portfolio and commissions on loan originations, which in 2Q19 generated Ps.22,520 million and accounted for 73.7% of total interest income. The remaining interest income of Ps.8,036 million is broken down as follows: 15.3% from investment in securities, 6.8% from repurchase agreements, 3.3% from funds available, and 0.9% from margin accounts.

Interest income for 2Q19 increased 11.0%, or Ps.3,039 million YoY, to Ps.30,556 million, mainly reflecting higher interest income from the total loan portfolio, repurchase agreements and funds available, which increased 13.7%, or Ps.2,699 million, 14.4%, or Ps.262 million, and 24.1%, or Ps.198 million, respectively.

The average interest yield on interest-earning assets in 2Q19 stood at 10.50%, increasing 81 basis points from 9.69% in 2Q18, supported by a higher contribution of the loan portfolio to interest-earning assets and a higher yield on the loan portfolio. Sequentially, average interest yield on interest-earning assets, increased 5 basis points from 10.45% in 1Q19.

In 2Q19, the average interest rate on the total loan portfolio stood at 12.83%, increasing 60 basis points YoY, supported by the Bank’s focus on profitability across the balance sheet. The average interest rate on the consumer portfolio stood at 25.85%, increasing 130 basis points YoY and credit card loan portfolio stood at 26.35%, increasing 87 basis points YoY, due to the Bank’s strategy of rebalancing toward a more profitable product mix. The average interest rate on the investment in securities portfolio stood at 7.62%, increasing 81 basis points YoY.

Earnings Release | 2Q.2019
Banco Santander México

Interest income
Million Pesos	2Q19			2Q18			Var YoY
	Average Balance	Interest	Yield (%)	Average Balance	Interest	Yield (%)	Average Balance	Interest (%)	Yield (bps)
Funds available	93,966	1,019	4.29	84,500	821	3.84	11.2	24.1	45
Margin accounts	26,051	266	4.04	26,284	220	3.31	(0.9)	20.9	73
Investment in securities	242,803	4,675	7.62	281,466	4,847	6.81	(13.7)	(3.5)	81
Loan portfolio	689,423	22,365	12.83	636,194	19,666	12.23	8.4	13.7	60
Commissions collected on loan originations	0	155	n.a.	0	149	n.a.	n.a.	4.0	n.a.
Sale and repurchase agreements and securities loans	99,349	2,076	8.27	94,733	1,814	7.58	4.9	14.4	69
Interest income	1,151,592	30,556	10.50	1,123,177	27,517	9.69	2.5	11.0	81

As previously explained, the main contributor to interest income growth was the 13.7%, or Ps.2,699 million, increase in interest income from the total loan portfolio. This increase resulted from an 8.4%, or Ps.53,229 million rise in average loan portfolio volume, and a 60 basis points increase in the average interest rate. Higher interest income from the loan portfolio resulted from the following YoY increases by product:

▪	Commercial: 9.3%, or Ps.37,064 million, with a 10.37% interest yield, which increased 65 bps.

▪	Mortgages: 8.1%, or Ps.10,747 million, with a 9.87% interest yield, which increased 46 bps.

▪	Consumer: 5.9%, or Ps.3,107 million, with a 25.85% interest yield, which increased 130 bps.

▪	Credit Cards: 4.2%, or Ps.2,310 million, with a 26.35% interest yield, which increased 87 bps.

Interest income from investment in securities, decreased 3.5%, or Ps.172 million, which resulted from the combined effect of 13.7%, or Ps.38,663 million, decrease in average volume, and a 80 basis points increase in the average interest rate. Interest income from repurchase agreements grew 14.4%, or Ps.262 million, which resulted from increases of 4.9%, or Ps.4,616 million, in average volume and 69 basis points in the average interest rate.

Interest expense

Total average interest-bearing liabilities amounted to Ps.1,019,172 million, increasing 2.1%, or Ps.20,941 million YoY, and driven by increases of 8.6%, or Ps.32,889 million, in demand deposits, 17.4%, or Ps.9,251 million, in bank and other loans, 9.4%, or Ps.4,570 million, in credit instruments issued, and 1.6%, or Ps.4,178 million, in term deposits. These increases were partly offset by a 13.0%, or Ps.29,575 million decrease, in repurchase agreements.

Banco Santander México’s interest-bearing liabilities are broken down as follows:

Average liabilities (interest-bearing liabilities)
Breakdown (%)
	2Q18	3Q18	4Q18	1Q19	2Q19
Demand deposits	38.5	39.2	37.5	39.1	40.9
Time deposits	26.0	26.5	26.1	25.4	25.9
Sale and repurchase agreements and securities loans	22.8	20.9	23.8	23.3	19.4
Bank and other loans	5.3	6.1	5.5	5.4	6.1
Credit instruments issued	4.9	4.8	4.5	4.3	5.2
Subordinated capital notes	2.5	2.5	2.6	2.5	2.5
Total	100.0	100.0	100.0	100.0	100.0

Earnings Release | 2Q.2019
Banco Santander México

Banco Santander México’s interest expense consists mainly of interest paid on customer deposits and repurchase agreements, which in 2Q19 amounted to Ps.7,582 million and Ps.3,921 million, respectively, and accounted for 54.3% and 28.0% of interest expense. The remaining interest expense of Ps.2,465 million was paid as follows: 8.7% on bank and other loans, 6.2% on credit instruments issued, and 2.8% on subordinated debentures.

Interest expense for 2Q19 increased 9.8%, or Ps.1,246 million, to Ps.13,968 million, mainly driven by higher interest expenses on term deposits and demand deposits.

The average interest rate on interest-bearing liabilities increased 38 basis points to 5.42% in 2Q19, mainly reflecting increases in the benchmark interest rate, which directly affected the main sources of funding.

For 2Q19, the average interest rate on the main sources of funding increased YoY as follows:

▪	91 basis points in term deposits, at an average interest rate paid of 6.58%;

▪	83 basis points in credit instruments issued, at an average interest rate paid of 6.47%;

▪	43 basis points in bank and other loans, at an average interest rate paid of 7.67%;

▪	37 basis points in demand deposits, at an average interest rate paid of 3.03%; and

▪	32 basis points in repurchase agreements, at an average interest rate paid of 7.84%.

Interest expense
Million pesos	2Q19			2Q18			Var YoY
	Average Balance	Interest	Yield (%)	Average Balance	Interest	Yield (%)	Average Balance	Interest (%)	Yield (bps)
Demand deposits	416,904	3,188	3.03	384,015	2,576	2.65	8.6	23.8	37
Time deposits	264,051	4,394	6.58	259,873	3,726	5.67	1.6	17.9	91
Credit instruments issued	53,102	868	6.47	48,532	691	5.63	9.4	25.6	83
Bank and other loans	62,397	1,209	7.67	53,146	972	7.24	17.4	24.4	43
Subordinated capital notes	24,857	388	6.18	25,229	435	6.82	(1.5)	(10.8)	(65)
Sale and repurchase agreements and securities loans	197,861	3,921	7.84	227,436	4,322	7.52	(13.0)	(9.3)	32
Interest expense	1,019,172	13,968	5.42	998,231	12,722	5.04	2.1	9.8	38

Earnings Release | 2Q.2019
Banco Santander México

Increases in retail deposits continue to reflect the Bank’s focus on attracting and retaining clients. The average balance of demand deposits expanded 8.6%, while average balance of term deposits rose 1.6%. This volume growth, together with higher interest rates, resulted in increases of 23.8% and 17.9% in interest paid on demand and term deposits, respectively.

The 9.3%, or Ps.401 million, decrease in interest expenses on repurchase agreements resulted from the combined effect of a 13.0%, or Ps.29,575 million, decrease in the average balance, and a 32 basis points increase in the average interest rate paid.

Provisions for loan losses and asset quality

During 2Q19, provisions for loan losses amounted to Ps.4,454 million, which represented increases of 11.9%, or Ps.474 million YoY, and 3.1%, or Ps.136 million, on a sequential basis, as provisions in 1Q19 and 2Q18 were unusually low. In 1Q19 the Bank reversed a provision of approximately Ps.140 million in connection with a project finance corporate loan which contributed to the improvement in loan loss reserves. At the same time, provisions in 2Q18 were unusually low reflecting the clean-up of legacy positions including homebuilders, mortgages and some corporate loans, as well as the closing of some external channels for credit card placements in prior months.

Please note that because of new accounting rules effective at the beginning of 2019, banks are required to record recoveries in the provision account. Previously, recoveries were booked in the other income line.

Loss Reserves[1]

(million pesos)

+11.9%
+8.1%
3,980
4,796
4,838
4,318
4,454
+3.1%
8,117
8,772
2.90%
2.77%
2.72%
2.69%
2.70%
2.90%
2.70%
2Q18
3Q18
4Q18
1Q19
2Q19
6M18
6M19
Cost of risk[1]

Loan Loss Reserves
Million pesos				% Variation				% Variation
	2Q19	1Q19	2Q18	QoQ	YoY	6M19	6M18	YoY
Commercial	1,276	1,069	1,089	19.4	17.2	2,345	2,446	(4.1)
Consumer	2,985	3,090	2,686	(3.4)	11.1	6,075	5,330	14.0
Mortgages	193	159	205	21.4	(5.9)	352	341	3.2
Total	4,454	4,318	3,980	3.1	11.9	8,772	8,117	8.1

Cost of Risk (%)
				Variation (bps)
	2Q19	1Q19	2Q18	QoQ	YoY
Commercial	1.20	1.19	1.42	1	(22)
Consumer	10.74	10.62	11.20	12	(46)
Mortgages	0.92	0.95	0.49	(3)	43
Total	2.70	2.69	2.90	1	(20)

Earnings Release | 2Q.2019
Banco Santander México

Non-performing loans at Jun-19 decreased Ps.418 million YoY, or 2.6%, to Ps.15,631 million, and increased Ps.755 million, or 5.1% on a sequential basis. The YoY decrease, led to a 23 basis points decline in the NPL ratio to 2.23% in Jun-19 from 2.46% in Jun-18. Sequentially, the NPL ratio, increased 8 basis points from 2.15% in Mar-19.

The YoY decrease in non-performing loans was mainly due to a decrease of 6.5%, or Ps.392 million, in mortgage loans, together with a 0.9%, or Ps.49 million, decrease in commercial loans. These decreases were partly offset by a 0.5%, or Ps.23 million, increase in consumer loans (including credit cards).

On a sequential basis, Banco Santander México reported a 5.1% increase, or Ps.755 million, in non-performing loans, which resulted from increases in the non-performing loan portfolio of consumer (including credit cards), mortgages and commercial loans of Ps.378 million, Ps.255 million and Ps.122 million, respectively.

NPLs for the mortgage loan portfolio decreased 59 basis points YoY and increased 12 basis points sequentially. Consumer loan NPLs (including credit cards) decreased 19 basis points YoY and increased 25 basis points QoQ. At the same time, commercial loan NPLs decreased 11 basis points YoY and increased 2 basis points sequentially.

The breakdown of the non-performing loan portfolio is as follows: mortgage loans 35.9%, commercial loans 35.5% and consumer loans (including credit cards) 28.6%.

Non-Performing loan ratio (%)
				Variation (bps)
	Jun-19	Mar-19	Jun-18	QoQ	YoY
Commercial	1.26	1.24	1.37	2	(11)

Individuals
Consumer	3.90	3.65	4.09	25	(19)
Credit Card	4.39	4.08	4.41	31	(2)
Other consumer	3.40	3.22	3.75	18	(35)
Mortgages	3.86	3.74	4.45	12	(59)
Total	2.23	2.15	2.46	8	(23)

The aforementioned variations in non-performing loans led to an NPL ratio of 2.23% in Jun-19, decreasing 23 basis points from 2.46% in Jun-18, and increasing 8 basis point compared to the 2.15% ratio reported in Mar-19. The current NPL ratio reflects Banco Santander México’s strong focus on prudent risk management and ongoing monitoring of loan portfolio quality.

Finally, the coverage ratio for Jun-19 stood at 136.56%, an increase from 124.79% in Jun-18 and a decrease from 140.06% in Mar-19.

NPL Ratio

2.46%
2.35%
2.36%
2.15%
2.23%
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19

Earnings Release | 2Q.2019
Banco Santander México

Commission and fee income, net

Commission and fee income, net
Million pesos				% Variation				% Variation
	2Q19	1Q19	2Q18	QoQ	YoY	6M19	6M18	19/18
Commission and fee income
Debit and credit card	2,361	2,262	2,019	4.4	16.9	4,623	3,941	17.3
Account management	327	307	304	6.5	7.6	634	600	5.7
Collection services	788	750	728	5.1	8.2	1,538	1,425	7.9
Investment funds	394	370	383	6.5	2.9	764	777	(1.7)
Insurance	1,383	1,160	1,295	19.2	6.8	2,543	2,323	9.5
Purchase-sale of securities and money market transactions	246	189	141	30.2	74.5	435	252	72.6
Checks trading	65	63	63	3.2	3.2	128	124	3.2
Foreign trade	352	318	304	10.7	15.8	670	629	6.5
Financial advisory services	340	356	417	(4.5)	(18.5)	696	711	(2.1)
Other	230	241	395	(4.6)	(41.8)	471	757	(37.8)
Total	6,486	6,016	6,049	7.8	7.2	12,502	11,539	8.3

Commission and fee expense
Debit and credit card	(1,064)	(922)	(1,102)	15.4	(3.4)	(1,986)	(1,918)	3.5
Investment funds		0	(1)	0.0	(100.0)	0	(1)	(100.0)
Insurance	(25)	(23)	(30)	8.7	(16.7)	(48)	(59)	(18.6)
Purchase-sale of securities and money market transactions	(33)	(28)	(34)	17.9	(2.9)	(61)	(74)	(17.6)
Checks trading	(4)	(8)	(6)	(50.0)	(33.3)	(12)	(14)	(14.3)
Financial advisory services	(15)	(11)	(1)	36.4	1,400.0	(26)	(2)	1,200.0
Other	(648)	(598)	(613)	8.4	5.7	(1,246)	(1,140)	9.3
Total	(1,789)	(1,590)	(1,787)	12.5	0.1	(3,379)	(3,208)	5.3

Commission and fee income, net
Debit and credit card	1,297	1,340	917	(3.2)	41.4	2,637	2,023	30.4
Account management	327	307	304	6.5	7.6	634	600	5.7
Collection services	788	750	728	5.1	8.2	1,538	1,425	7.9
Investment funds	394	370	382	6.5	3.1	764	776	(1.5)
Insurance	1,358	1,137	1,265	19.4	7.4	2,495	2,264	10.2
Purchase-sale of securities and money market transactions	213	161	107	32.3	99.1	374	178	110.1
Checks trading	61	55	57	10.9	7.0	116	110	5.5
Foreign trade	352	318	304	10.7	15.8	670	629	6.5
Financial advisory services	325	345	416	(5.8)	(21.9)	670	709	(5.5)
Other	(418)	(357)	(218)	17.1	91.7	(775)	(383)	102.3

Total	4,697	4,426	4,262	6.1	10.2	9,123	8,331	9.5

Earnings Release | 2Q.2019
Banco Santander México

In 2Q19, net commission and fee income totaled Ps.4,697 million, increasing 10.2% YoY, or Ps.435 million, and 6.1%, or Ps.271 million, QoQ. Commission and fee income increased 7.2% YoY while commission and fee expense remained flat.

The main contributors to net commissions and fees were insurance fees, which accounted for 28.9% of the total, followed by credit and debit card fees and collection services fees, which accounted for 27.6% and 16.8% of total commissions and fees, respectively.

Commission and fee income, net
Breakdown (%)
	2Q19	1Q19	2Q18	6M19	6M18
Insurance	28.9	25.7	29.7	27.3	27.2
Credit cards	27.6	30.3	21.5	28.9	24.3
Collection services	16.8	16.9	17.1	16.9	17.1
Investment funds	8.4	8.4	9.0	8.4	9.3
Foreign trade	7.5	7.2	7.1	7.3	7.6
Account management	7.0	6.9	7.1	6.9	7.2
Financial advisory services	6.9	7.8	9.8	7.3	8.5
Purchase-sale of securities and money market transactions	4.5	3.6	2.5	4.1	2.1
Checks trading	1.3	1.2	1.3	1.3	1.3
Other	(8.9)	(8.0)	(5.1)	(8.4)	(4.6)

Total	100.0	100.0	100.0	100.0	100.0

Net commissions and fees rose 10.2% YoY in 2Q19, mostly as a result of the following increases:

i)	41.4%, or Ps.380 million, in debit and credit card fees. Fee income was up 16.9%, driven by sustained higher usage levels and lower origination costs;

ii)	99.1%, or Ps.106 million, in purchase-sales of securities and money market transactions;

iii)	7.4%, or Ps.93 million, in insurance fees, reflecting strong cross-selling opportunities to the Bank mortgage and SME customers as well the good performance of the Bank car insurance through its digital platform;

iv)	8.2%, or Ps.60 million, in collections and payments and a 7.6%, or Ps.23 million, increase in account management, mainly a result of Banco Santander México’s continued focus on being an integral part of its clients’ liquidity management efforts, which led to increased transaction activity; and

v)	15.8%, or Ps.48 million, in foreign trade.

These positive contributions to net commissions and fees were partly offset by the following decreases:

i)	91.7%, or Ps.200 million, in other commissions and fees; and

ii)	21.9%, or Ps.91 million, in financial advisory services.

On a cumulative basis, net commissions and fees amounted Ps.9,123 million in 6M19, reflecting a YoY increase of 9.5%, or Ps.792 million. Commission and fee income increased 8.3%, while commission and fee expense increased 5.3%.

Earnings Release | 2Q.2019
Banco Santander México

Net gain (loss) on financial assets and liabilities

Net gain (loss) on financial assets and liabilities
Million pesos				% Variation				% Variation
	2Q19	1Q19	2Q18	QoQ	YoY	6M19	6M18	19/18
Valuation
Foreign exchange	138	23	587	500.0	(76.5)	161	575	(72.0)
Derivatives	312	2,545	3,435	(87.7)	(90.9)	2,857	6,102	(53.2)
Equity securities	(57)	80	520	(171.3)	(111.0)	23	606	(96.2)
Debt instruments	1,031	(47)	(64)	2,293.6	1,710.9	984	(1,203)	181.8
Valuation result	1,424	2,601	4,478	(45.3)	(68.2)	4,025	6,080	(33.8)

Purchase / sale of securities
Foreign exchange	(35)	198	(220)	(117.7)	(84.1)	163	59	176.3
Derivatives	(1,065)	(3,003)	(3,227)	(64.5)	(67.0)	(4,068)	(5,149)	(21.0)
Equity securities	450	47	391	857.4	15.1	497	517	(3.9)
Debt instruments	(210)	489	(373)	(142.9)	(43.7)	279	(170)	264.1
Purchase -sale result	(860)	(2,269)	(3,429)	(62.1)	(74.9)	(3,129)	(4,743)	(34.0)

Total	564	332	1,049	69.9	(46.2)	896	1,337	(33.0)

In 2Q19, Banco Santander México reported a Ps.564 million net gain from financial assets and liabilities, which compares with gains of Ps.1,049 million in 2Q18 and Ps.332 million in 1Q19.

The Ps.564 million net gain from financial assets and liabilities in the quarter is mostly a result of:

i)	A Ps.1,424 million valuation gain, which resulted from gains of Ps.1,031 million, Ps.312 million and Ps.138 million in debt instruments, derivative instruments and foreign exchange, respectively. These gains were partly offset by a loss of Ps.57 million in equity securities; and

ii)	A Ps.860 million purchase-sale loss related to losses of Ps.1,065 million, Ps.210 million and Ps.35 million in derivative instruments, debt instruments and foreign exchange, respectively. These losses were partly offset by a gain of Ps.450 million in equity securities.

On a cumulative basis, net gain from financial assets and liabilities for the first half of the year, reached Ps.896 million, representing an 33.0% YoY decrease.

Other operating expense

Other operating expense
Million pesos				% Variation				% Variation
	2Q19	1Q19	2Q18	QoQ	YoY	6M19	6M18	19/18

Cancellation of liabilities and reserves	71	89	112	(20.2)	(36.6)	160	234	(31.6)
Interest on personnel loans	72	73	71	(1.4)	1.4	145	141	2.8
Allowance for losses on foreclosed assets	(18)	(40)	(20)	(55.0)	(10.0)	(58)	(47)	23.4
Profit from sale of foreclosed assets	43	31	28	38.7	53.6	74	43	72.1
Technical advisory and technology services	13	20	52	(35.0)	(75.0)	33	56	(41.1)
Portfolio recovery legal expenses and costs	(248)	(253)	(213)	(2.0)	16.4	(501)	(462)	8.4
Premiums paid on guarantees for SMEs loans portfolio	(198)	(183)	(132)	8.2	50.0	(381)	(249)	53.0
Write-offs and bankruptcies	(216)	(310)	(212)	(30.3)	1.9	(526)	(575)	(8.5)
Income from sale of loan portfolio	0	0	(12)	0.0	(100.0)	0	(19)	(100.0)
Provision for legal and tax contingencies	(91)	(68)	(189)	33.8	(51.9)	(159)	(325)	(51.1)
Others	132	90	72	46.7	83.3	222	143	55.2

Total	(440)	(551)	(443)	(20.1)	(0.7)	(991)	(1,060)	(6.5)

Earnings Release | 2Q.2019
Banco Santander México

Other operating expenses in 2Q19 totaled Ps.440 million, down from Ps.443 million in 2Q18 and down from Ps.551 million reported in 1Q19.

The YoY comparison remained flat. On a sequential basis, the 20.1%, or Ps.111 million decrease, in other operating expense, was mainly driven by lower write-offs and bankruptcies of Ps.94 million.

On a cumulative basis, other operating expenses for 6M19, reached Ps.991 million, representing a 6.5%, or Ps.69 million YoY decrease.

Administrative and promotional expenses

Administrative and promotional expenses consist of personnel costs, such as payroll and benefits, promotion and advertising expenses, and other general expenses. Personnel expenses consist mainly of salaries, social security contributions, bonuses and a long-term incentive plan for the Bank’s executives. Other general expenses are mainly related to technology and systems, administrative services - mainly outsourced in the areas of information technology - taxes and duties, professional fees, contributions to IPAB, rental of properties and hardware, advertising and communication, surveillance and cash courier services, and expenses related to maintenance, conservation and repair, among others.

Administrative and promotional expenses
Million pesos				% Variation				% Variation
	2Q19	1Q19	2Q18	QoQ	YoY	6M19	6M18	19/18
Salaries and employee benefits	3,978	3,865	3,889	2.9	2.3	7,843	7,506	4.5
Credit card operation	89	78	81	14.1	9.9	167	152	9.9
Professional fees	81	89	243	(9.0)	(66.7)	170	479	(64.5)
Leasehold	620	597	581	3.9	6.7	1,217	1,170	4.0
Promotional and advertising expenses	216	251	247	(13.9)	(12.6)	467	466	0.2
Taxes and duties	504	484	474	4.1	6.3	988	898	10.0
Technology services (IT)	808	939	721	(14.0)	12.1	1,747	1,430	22.2
Depreciation and amortization	948	878	738	8.0	28.5	1,826	1,433	27.4
Contributions to IPAB	848	812	778	4.4	9.0	1,660	1,520	9.2
Cash protection	323	323	337	0.0	(4.2)	646	572	12.9
Others	1,067	940	756	13.5	41.1	2,007	1,437	39.7

Total	9,482	9,256	8,845	2.4	7.2	18,738	17,063	9.8

Earnings Release | 2Q.2019
Banco Santander México

Banco Santander México’s administrative and promotional expenses are broken down as follows:

Administrative and promotional expenses
Breakdown (%)
	2Q19	1Q19	2Q18	6M19	6M18
Personnel	42.0	41.8	44.0	41.9	44.0
Others	11.3	10.2	8.5	10.7	8.3
Depreciation and amortization	10.0	9.5	8.3	9.7	8.4
IPAB	8.9	8.8	8.8	8.9	8.9
Professional fees	0.9	1.0	2.7	0.9	2.8
Technology services (IT)	8.5	10.1	8.2	9.3	8.4
Leasehold	6.5	6.4	6.6	6.5	6.9
Taxes and duties	5.3	5.2	5.4	5.3	5.3
Cash protection	3.4	3.5	3.8	3.4	3.4
Promotional and advertising expenses	2.3	2.7	2.8	2.5	2.7
Credit card operation	0.9	0.8	0.9	0.9	0.9

Total	100.0	100.0	100.0	100.0	100.0

Administrative and promotional expenses in 2Q19 totaled Ps.9,482 million, compared to Ps.8,845 million in 2Q18 and Ps.9,256 million in 1Q19, increasing 7.2% YoY and 2.4% QoQ, respectively, reflecting the Bank significant investments started two years ago.

The 7.2%, or Ps.637 million, YoY rise in administrative and promotional expenses was mainly due to the following increases:

i)	41.1%, or Ps.311 million, in other expenses;

ii)	28.5%, or Ps.210 million, in depreciation and amortization;

iii)	2.3%, or Ps.89 million, in salaries and employee benefits;

iv)	12.1%, or Ps.87 million, in technology services;

v)	9.0%, or Ps.70 million, in contributions to IPAB;

vi)	6.7%, or Ps.39 million, in rents; and

vii)	6.3%, or Ps.30 million, in taxes and duties.

These increases were partly offset by the following decreases:

i)	66.7%, or Ps.162 million, in professional fees; and

ii)	12.6%, or Ps.31 million, in promotional and advertising expenses.

The efficiency ratio for the quarter decreased 69 basis points YoY and 52 basis points QoQ to 44.29%, supported by top line performance and despite the near-term impact of implementing strategic initiatives under the Bank’s investment plan.

The recurrence ratio for 2Q19 was 55.04%, higher from 52.57% in 2Q18 and 221 basis points higher than the 52.83% reported in 1Q19.

Earnings Release | 2Q.2019
Banco Santander México

On a cumulative basis, administrative and promotional expenses in 6M19 amounted Ps.18,738 million, reflecting an increase of 9.8%, or Ps.1,675 million. The efficiency ratio for the first half of the year decreased 33 basis points YoY from 44.88% in 6M18.

Profit before taxes

Profit before taxes in 2Q19 was Ps.7,473 million, reflecting increases of 9.3%, or Ps.635 million YoY and 5.5%, or Ps.391 million QoQ.

On a cumulative basis, profit before taxes for 6M19 amounted Ps.14,555 million, reflecting a YoY increase of 13.4%, or Ps.1,717 million.

Income taxes

In 2Q19, Banco Santander México reported a tax expense of Ps.1,865 million compared to a tax expense of Ps.1,667 million in 2Q18 and Ps.1,791 million in 1Q19. The effective tax rate for the quarter was 24.96%, compared to 24.38% reported in 2Q18 and 25.29% in 1Q19.

On a cumulative basis, the effective tax rate for 6M19 stood at 25.12%, 222 basis points higher than the 22.90% for 6M18.

Earnings Release | 2Q.2019
Banco Santander México

Capitalization and liquidity

Capitalization
Million pesos	Jun-19	Mar-19	Jun-18
CET1	90,145	90,260	81,161
Tier 1	99,735	99,934	90,987
Tier 2	25,296	25,145	26,088
Total Capital	125,031	125,080	117,074

Risk-weighted assets
Credit risk	537,963	520,762	556,824
Credit, market and operational risk	757,894	740,269	754,412

Credit risk ratios:
CET1 (%)	16.76	17.33	14.58
Tier 1 (%)	18.54	19.19	16.34
Tier 2 (%)	4.70	4.83	4.69
Capitalization ratio (%)	23.24	24.02	21.03

Total capital ratios:
CET1 (%)	11.89	12.19	10.76
Tier 1 (%)	13.16	13.50	12.06
Tier 2 (%)	3.34	3.40	3.46
Capitalization ratio (%)	16.50	16.90	15.52

Banco Santander México’s capital ratio at Jun-19 was 16.50%, compared to 15.52% and 16.90% at Jun-18 and Mar-19, respectively. The 16.50% capital ratio was comprised of 11.89% of fundamental capital (CET1), 1.27% of additional capital (AT1), and 3.34% of complementary capital (Tier 2).

As of May 2019, Banco Santander México was classified in Category 1, in accordance with Article 134 Bis of the Mexican Banking Law, and remains in this category per the preliminary results dated June 30, 2019, which is the most recent available analysis.

During the quarter the Bank issue a local note or “Certificados Bursatiles”, raising a total of Ps.10 billion through two notes at 3 and 7 years maturities.

Liquidity coverage ratio (LCR)

Pursuant to the regulatory requirements of Banxico and the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”), the average Liquidity Coverage Ratio (LCR or CCL by its Spanish acronym) for 2Q19 was 175.43%, which compares to 166.89% in 2Q18 and 166.29% in 1Q19. (Please refer to note 24 of this report).

Leverage ratio

In accordance with CNBV regulatory requirements, effective June 14, 2016, the leverage ratio was 7.67% for June 2019, 7.92% for March 2019, 7.03% for December 2018, 7.10% for September 2018, and 6.89% for June 2018.

This ratio is defined by regulators and results from dividing the core capital (according to Article 2 Bis 6 (CUB)) divided by adjusted assets (according to Article 1, II (CUB)).

Earnings Release | 2Q.2019
Banco Santander México

RELEVANT EVENTS, TRANSACTIONS AND ACTIVITIES

Relevant Events

Banco Santander México informs that its Parent Company, issued a material fact announcement

On July 23, 2019, Banco Santander, S.A., the Parent Company of the Banco Santander México, announced that its Extraordinary General Meeting shareholders approved the capital increase required to acquire the shares in Banco Santander Mexico currently held by minority shareholders.

Banco Santander México was designated a Level III Domestic Systemically Important Financial Institution by the Mexican National Banking and Securities Commission for the fourth consecutive year

On May 28, 2019, Banco Santander México was designated a Level III Domestic Systemically Important Financial Institution by the Mexican National Banking and Securities Commission (CNBV), for the fourth consecutive year.

The capital buffer applicable to Banco Santander México remains at 1.20%, in addition to a regulatory capitalization ratio of 10.5%. The latter capital buffer can be built progressively over a maximum period of four years starting in 2016, and the Bank’s is required to have a minimum capitalization ratio of 11.7% as of December 31, 2019.

Although the CNBV allows for the progressive fulfillment of the capital buffer requirement, Banco Santander México reported a capitalization ratio of 16.90% as of March 31, 2019. Accordingly, Banco Santander México already complies with this regulatory requirement.

Chairman of the Board of Directors announced his intention to step down

On May 2, 2019, Mr. Marcos Martínez Gavica, Chairman of the Board of Directors of Banco Santander México, announced his intention to step down from his position in April 2020. The selection and nomination of Mr. Martinez’s successor will be carried out in accordance with the current nomination policy for Banco Santander S.A. and its subsidiaries.

Annual General Ordinary and Special Shareholders’ Meetings

On April 29, 2019, Banco Santander México held its Annual General Ordinary and Special Shareholders’ Meetings, and approved among other items:

•	The integration of the Board of Directors as indicated below:

Series “F” Non-Independent Directors
Marcos Alejandro Martínez Gavica	Chairman
Héctor Blas Grisi Checa	Director
Magdalena Sofía Salarich Fernández de Valderrama	Director
Francisco Javier García-Carranza Benjumea	Director
Rodrigo Brand de Lara	Alternate Director
Ángel Rivera Congosto	Alternate Director
Didier Mena Campos	Alternate Director
Emiliio De Eusebio de Saiz	Alternate Director
Series “F” Independent Directors
Guillermo Güemez García	Director
Bárbara Garza Lagüera Gonda	Director
Juan Ignacio Gallardo Thurlow	Alternate Director
Eduardo Carredano Fernández	Alternate Director
Series “B” Independent Directors
Antonio Purón Mier y Terán	Director
Fernando Benjamín Ruíz Sahagún	Director
Alberto Torrado Martínez	Director
María de Lourdes Melgar Palacios	Director
Gina Lorenza Diez Barroso Azcárraga	Director
Jesús Federico Reyes Heroles González Garza	Alternate Director
Rogelio Zambrano Lozano	Alternate Director
Guillermo Francisco Vogel Hinojosa	Alternate Director
Joaquín Vargas Guajardo	Alternate Director
Guillermo Jorge Quiroz Abed	Alternate Director

Earnings Release | 2Q.2019
Banco Santander México

•	The payment of a cash dividend in the amount of Ps. 4,843 million paid on May 28, 2019; such payment was made in proportion to the number of shares that each shareholder held as of the record date.

Banco Santander, S.A., our Parent Company, announced its intention to acquire minority interests in Banco Santander México

On April 12, 2019, Banco Santander, S.A., our Parent Company, announced its intention of making a voluntary tender offer to acquire up to 25% of the shares of Banco Santander México, which are owned by investors other than Banco Santander, S.A. Investors that accept the offer are expected to receive 0.337 of shares of Banco Santander, S.A. for each share of the Banco Santander México and 1.685 American Depositary Shares of Banco Santander, S.A. for each ADS of the Banco Santander México. The offering and exchange of shares are expected to take place during the second half of 2019. The offer is subject to customary corporate and regulatory approvals.

Relevant Transactions

Abengoa Financing

Banco Santander México participated as a Structuring Bank and Agent in the financing of Abengoa’s A3T cogeneration plant, with a syndicated loan for an amount of Ps.7,330 million with a two-year term. Banco Santander México participated with 25% of the total amount.

Miyana Comercial Refinancing

Banco Santander México participated as a Structuring Bank in the Miyana Comercial refinancing development of Gigante Grupo Inmobiliario, for an amount of Ps.1,650 million with a five-year term.

Petróleos Mexicanos Refinancing

Banco Santander México participated as Mandated Lead Arrenger to refinance debt owed by Petróleos Mexicanos, with 22 other banks, the syndicated loan for a total amount of USD$8 billion.

AWARDS AND RECOGNITIONS

Banco Santander México recognized as “Leading Company in Social Responsibility” among issuers in the IPC Sustainability Index of the Mexican Stock Exchange

Banco Santander México was recognized for the second consecutive year as a leading company in Social Responsibility, among issuers that comprise the IPC Sustainability Index of the Mexican Stock Exchange. This recognition was for its higher qualification level among listed companies, in corporate governance, social responsibility and environmental protection.

SUSTAINABILITY AND SOCIAL RESPONSIBILITY

“Fideicomiso Por los Niños de México”

On the occasion of Children's Day, Banco Santander México invited more than 700 girls and boys to enjoy the Six Flags Mexico amusement park during the month of April. The children were from organizations benefited by the Bank through the “Fideicomiso Por los Niños de México” program.

Earnings Release | 2Q.2019
Banco Santander México

For more information about Banco Santander México as a sustainable and socially responsible company: https://servicios.santander.com.mx/comprometidos/

CREDIT RATINGS

On July 16, 2019, Fitch Ratings affirmed all Banco Santander México credit ratings (see table below). The outlook is ‘Stable‘. On the same date, Fitch Ratings affirmed Santander Consumo ratings (see table below).

On June 7, 2019, Fitch Ratings reviewed the ratings of 17 Mexican Financial Institutions, including Banco Santander México, following the agency’s downgrade of Mexico's sovereign ratings to BBB from BBB+ on June 5, 2019. Fitch Ratings affirmed Banco Santander México’s long-term ratings. The Bank’s Viability Rating was downgraded to bbb from bbb+ because its standalone performance is highly influenced by the operating environment, which had already started to worsen limiting the likelihood of having the Viability Rating above the sovereign rating. The outlook remained stable.

On June 07, 2019, Moody's affirmed the debt ratings of several Mexican banks, including Banco Santander México, and changed their outlooks to ‘Negative’ from ‘Stable’, following the change in outlook to ‘Negative’, from ‘Stable’ on Mexico's A3 government bond rating on June 5, 2019. Moody’s affirmed all Banco Santander México’s credit ratings and changed its outlook to ‘Negative’ from ‘Stable’.

Banco Santander México	Fitch Ratings	Moody’s
Global scale
Foreign currency
Long term	BBB+	A3

Short term	F2	P-2

Local currency
Long term	BBB+	A3

Short Term	F2	P-2

National scale
Long term	AAA(mex)	Aaa.mx

Short Term	F1+(mex)	Mx-1

Rating viability (VR)	bbb	N/A

Support	2	N/A

Counterparty risk Assessments (CR)
Long Term	N/A	A3 (cr)

Short Term	N/A	P-2 (cr)

Standalone BCA	N/A	baa2

Standalone Adjusted BCA	N/A	baa1

Outlook	Stable	Negative

International Issuances

Tier 2 Subordinated Capital Notes due 2028	BBB-	Baa3 (hyb)

Long Term Senior Unsecured Global Notes due 2022	BBB+	A3

Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes (AT1)
Global Scale
Foreign currency
Long term	BB	Ba1 (hyb)
Local currency
Long term	N/A	Ba1(hyb)
National scale
Long term	N/A	A1.mx (hyb)

Santander Consumo	Fitch Ratings
National Scale
Long term	AAA (mex)

Short Term	F1+ (mex)

Outlook	Stable

Notes:

▪ BCA = Baseline Credit Assessment

▪ SR = Support Rating

▪ VR = Viability Rating

▪ SCP = Standalone Credit Profile

▪ CR= Counterparty Risk Assessments

N/A = Not applicable

Earnings Release | 2Q.2019
Banco Santander México

2Q19 EARNINGS CALL DIAL-IN INFORMATION

Date:	Friday, July, 26th, 2019
Time:	10:00 a.m. (MCT); 11:00 a.m. (US ET)
Dial-in Numbers:	1-877-407-4018 US & Canada 1-201-689-8471 International & Mexico
Access Code:	Please ask for Santander México Earnings Call
Webcast:	http://public.viavid.com/index.php?id=135260
Replay:	Starting: Friday, July 26th, 2019 at 2:00 p.m. (US ET)
Ending: Friday, August 2nd, 2019 at 11:59 p.m. (US ET)
ET Dial-in number: 1-844-512-2921 US & Canada; 1-412-317-6671 International & Mexico Access Code: 13692420

ANALYST COVERAGE

Actinver, Bank of America Merrill Lynch, Barclays, BBVA, Bradesco, Brasil Plural, Banco BTG Pactual, Citi, Credit Suisse, GBM, HSBC, Invex, Itaú, JP Morgan, Morgan Stanley, Nau Securities, Signum Research, Scotiabank, UBS and Intercam.

Santander México is covered by the above investment banks and research firms. Please note that any opinions, estimates or forecasts regarding the performance of Santander México issued by the research analysts of these firms reflect their own views, and therefore do not represent the opinions, estimates or forecasts of Santander México or its management. Although Santander México may refer to or distribute such statements, this does not imply that Santander México agrees with or endorses any information, conclusions or recommendations included therein.

DEFINITION OF RATIOS

ROAE: Annualized net income divided by average equity

Efficiency: Annualized administrative and promotional expenses divided by annualized gross operating income (before administrative and promotional expenses and allowances).

Recurrency: Annualized net fees divided by annualized administrative and promotional expenses (net of amortizations and depreciations).

NIM: Financial margin divided by daily average interest earnings assets.

Cost of risk: Annualized provisions for loan losses divided by average loan portfolio

Note:

Annualized figures consider

•	Quarterly ratio = 2Q19x4

•	Average figures are calculated using 2Q18 and 2Q19

Earnings Release | 2Q.2019
Banco Santander México

ABOUT BANCO SANTANDER MÉXICO (NYSE: BSMX; BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of June 30, 2019, Banco Santander México had total assets of Ps.1,368 billion under Mexican Banking GAAP and more than 17.2 million customers. Headquartered in Mexico City, the Company operates 1,394 branches and offices nationwide and has a total of 19,403 employees.

We, the undersigned under oath to tell the truth declare that, in the area of our corresponding functions, we prepared the information of Banco Santander México contained in this quarterly report, which to the best of our knowledge reasonably reflects its situation.

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer
EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The financial information presented in this report has been obtained from the non-audited financial statements prepared in accordance with accounting principles and regulations prescribed by the CNBV applicable to Credit Institution which are subject to the supervision of the CNBV on accounting procedures, published in the Federal Official Gazette on January 31st, 2011. The exchange rate used to convert foreign currency transactions US$ to Mexican pesos is Ps.19.2087.

INVESTOR RELATIONS CONTACT

Héctor Chávez Lopez – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

www.santander.com.mx

Earnings Release | 2Q.2019
Banco Santander México

LEGAL DISCLAIMER

Banco Santander México cautions that this presentation may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with: asset growth and sources of funding; growth of our fee-based business; expansion of our distribution network; financing plans; competition; impact of regulation and the interpretation thereof; action to modify or revoke our banking license; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk; exposure to credit risks including credit default risk and settlement risk; projected capital expenditures; capitalization requirements and level of reserves; investment in our information technology platform; liquidity; trends affecting the economy generally; and trends affecting our financial condition and our results of operations. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, many important factors could cause actual results to differ substantially from those anticipated in forward-looking statements. These factors include, among other things: changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies; changes in economic conditions, in Mexico in particular, in the United States or globally; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de México); inflation; deflation; unemployment; unanticipated turbulence in interest rates; movements in foreign exchange rates; movements in equity prices or other rates or prices; changes in Mexican and foreign policies, legislation and regulations; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government; changes in taxes and tax laws; competition, changes in competition and pricing environments; our inability to hedge certain risks economically; economic conditions that affect consumer spending and the ability of customers to comply with obligations; the adequacy of allowance for impairment losses and other losses; increased default by borrowers; our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions; technological changes; changes in consumer spending and saving habits; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; changes in, or failure to comply with, banking regulations or their interpretation; and certain other risk factors included in our annual report on Form 20-F. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect our business and financial performance. The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. We undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this presentation because of new information, future events or other factors. In light of the risks and uncertainties described above, the future events and circumstances discussed herein might not occur and are not guarantees of future performance.

Note: The information contained in this presentation is not audited. Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for credit institutions, as amended (Mexican Banking GAAP). All figures presented are in millions of Mexican pesos, unless otherwise indicated. Historical figures are not adjusted by inflation.

Earnings Release | 2Q.2019
Banco Santander México

CONSOLIDATED FINANCIAL STATEMENTS

Banco Santander México

▪ Consolidated balance sheet

▪ Consolidated statement income

▪ Consolidated statement of changes in stockholders’ equity

▪ Consolidated statement of cash flows

The information contained in this report and the financial statements of the Bank subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander México on the CNBV website: https://www.gob.mx/cnbv

Earnings Release | 2Q.2019
Banco Santander México

Consolidated balance sheet
Million pesos
	2019		2018
	Jun	Mar	Dec	Sep	Jun	Mar
Assets

Funds available	73,192	73,680	70,151	71,557	114,978	89,137

Margin accounts	3,826	3,521	3,689	2,444	3,767	2,812

Investment in securities	282,178	241,293	317,781	338,954	288,369	275,640
Trading securities	94,763	77,513	111,891	142,546	142,468	102,458
Securities available for sale	176,435	152,878	195,063	185,609	135,176	162,526
Securities held to maturity	10,980	10,902	10,827	10,799	10,725	10,656

Debtors under sale and repurchase agreements	67,889	63,768	37,881	31,850	44,757	38,500

Derivatives	147,088	135,612	162,891	153,190	174,983	149,144
Trading purposes	139,902	128,162	155,299	142,445	158,658	137,593
Hedging purposes	7,186	7,450	7,592	10,745	16,325	11,551

Valuation adjustment for hedged financial assets	152	77	6	(10)	(11)	(4)

Performing loan portfolio
Commercial loans	434,438	430,571	424,710	426,351	402,745	386,451
Commercial or business activity	360,269	351,907	344,942	344,354	332,930	323,025
Financial entities loans	12,430	15,911	20,221	17,274	13,567	13,437
Government entities loans	61,739	62,753	59,547	64,723	56,248	49,989
Consumer loans	110,226	107,959	106,576	105,232	104,354	102,715
Mortgage loans	140,034	137,820	135,475	132,569	129,103	126,484
Medium and residential	126,003	123,041	120,559	116,915	113,520	111,257
Social interest	42	49	55	63	72	83
Credits acquired from INFONAVIT or FOVISSSTE	13,989	14,730	14,861	15,591	15,511	15,144
Total performing loan portfolio	684,698	676,350	666,761	664,152	636,202	615,650

Non-performing loan portfolio
Commercial loans	5,545	5,423	5,652	5,763	5,594	5,327
Commercial or business activity	5,545	5,423	5,645	5,763	5,594	5,327
Financial entities loans	0	0	7	0	0	0
Consumer loans	4,469	4,091	4,261	4,239	4,446	4,156
Mortgage loans	5,617	5,362	6,174	5,966	6,009	5,866
Medium and residential	4,094	3,978	4,917	4,797	4,922	4,897
Social interest	5	5	12	12	14	15
Credits acquired from INFONAVIT or FOVISSSTE	1,518	1,379	1,245	1,157	1,073	954
Total non-performing portfolio	15,631	14,876	16,087	15,968	16,049	15,349
Total loan portfolio	700,329	691,226	682,848	680,120	652,251	630,999

Allowance for loan losses	(21,345)	(20,836)	(21,100)	(20,375)	(20,027)	(19,874)
Loan portfolio (net)	678,984	670,390	661,748	659,745	632,224	611,125

Accrued income receivable from securitization transactions	84	113	127	125	123	123
Other receivables (net)	77,945	79,046	89,089	83,641	85,393	87,424
Foreclosed assets (net)	232	241	270	291	332	455
Property, furniture and fixtures (net)	9,054	8,841	8,714	6,709	6,426	6,360
Long-term investment in shares	90	90	91	90	90	91
Deferred taxes and deferred profit sharing (net)	18,901	18,986	20,418	18,672	19,187	19,561
Deferred charges, advance payments and intangibles	8,536	8,601	8,679	7,990	7,948	7,837
Other	36	35	35	46	45	44

Total assets	1,368,187	1,304,294	1,381,570	1,375,294	1,378,611	1,288,249

Earnings Release | 2Q.2019
Banco Santander México

Consolidated balance sheet
Million pesos
	2019		2018
	Jun	Mar	Dec	Sep	Jun	Mar
Liabilities

Deposits	776,006	750,154	738,537	727,316	746,850	711,217
Demand deposits	458,126	462,441	455,045	446,484	467,485	444,728
Time deposits – general public	207,018	193,528	178,978	176,426	177,424	172,341
Time deposits – money market	54,543	45,175	58,288	55,999	52,043	46,832
Credit instruments issued	54,718	47,510	44,725	47,173	48,732	46,117
Global Account uptake without movements	1,601	1,500	1,501	1,234	1,166	1,199

Bank and other loans	68,089	57,574	57,083	43,171	40,674	39,259
Demand loans	22,305	6,792	9,990	2,035	590	656
Short-term loans	17,816	22,440	19,084	13,226	10,733	10,208
Long-term loans	27,968	28,342	28,009	27,910	29,351	28,395

Creditors under sale and repurchase agreements	84,668	65,455	100,689	157,528	94,087	101,085

Securities Lending	1	0	1	1	1	1

Collateral sold or pledged as guarantee	21,211	24,006	30,539	21,088	31,492	23,084
Repurchase	118	912	2,301	1,597	1,911	0
Securities loans	21,093	23,094	28,238	19,491	29,581	23,084

Derivatives	144,866	134,917	163,206	146,717	167,278	148,910
Trading purposes	136,778	127,854	154,830	140,136	157,948	140,586
Hedging purposes	8,088	7,063	8,376	6,581	9,330	8,324

Valuation adjustment of financial liabilities hedging	(12)	(19)	(24)	0	0	0

Other payables	104,255	104,521	128,318	117,943	139,354	109,159
Income taxes payable	22	29	42	28	9	5
Employee profit sharing payable	184	395	318	211	154	334
Creditors from settlement of transactions	41,499	41,122	48,620	45,251	50,195	38,803
Payable for margin accounts	532	69	411	0	0	0
Payable for cash collateral received	22,924	28,378	42,480	37,216	40,235	29,572
Sundry creditors and other payables	39,094	34,528	36,447	35,237	48,761	40,445

Subordinated credit notes	34,886	34,819	37,228	33,791	35,914	32,958

Deferred revenues and other advances	388	501	300	354	441	444

Total liabilities	1,234,358	1,171,928	1,255,877	1,247,909	1,256,091	1,166,117

Paid-in capital	34,961	34,908	34,762	34,824	35,291	35,311
Capital stock	29,799	29,799	29,799	29,799	29,799	29,799
Share premium	5,162	5,109	4,963	5,025	5,492	5,512

Other capital	98,868	97,458	90,931	92,561	87,229	86,821
Capital reserves	23,845	22,315	22,315	22,315	22,315	9,515
Retained earnings	63,365	69,885	50,451	55,864	56,014	73,238
Result from valuation of available for sale securities, net	667	(145)	(1,440)	(774)	(1,174)	(689)
Result from valuation of cash flow hedge instruments, net	(221)	(155)	(261)	40	41	(73)
Cumulative effect of conversion	9	9	9	9	9	9
Adjustment employees pension fund	272	226	241	84	91	43
Net income	10,899	5,291	19,584	14,994	9,898	4,727
Non-controlling interest	32	32	32	29	35	51
Total stockholders ‘equity	133,829	132,366	125,693	127,385	122,520	122,132

Total liabilities and stockholders´ equity	1,368,187	1,304,294	1,381,570	1,375,294	1,378,611	1,288,249

Earnings Release | 2Q.2019
Banco Santander México

Consolidated balance sheet
Million pesos
	2019		2018
	Jun	Mar	Dec	Sep	Jun	Mar
Memorandum accounts

Contingent assets and liabilities	46	46	69	61	65	68
Credit commitments	214,277	231,994	238,273	222,065	226,035	200,183
Assets in trust or under mandate	179,341	177,672	174,606	166,366	169,543	162,435
Trusts	177,240	175,516	173,443	165,123	168,089	161,095
Mandates	2,101	2,156	1,163	1,243	1,454	1,340
Assets in custody or under administration	2,058,218	2,124,474	2,197,358	2,381,418	3,209,606	3,280,074
Collateral received	141,731	208,248	141,168	122,316	133,931	129,060
Collateral received and sold or pledged as guarantee	49,536	118,896	74,274	68,652	57,487	64,647
Investment banking transactions for third parties (net)	111,475	66,018	10,149	29,028	58,533	86,567
Uncollected interest earned on past due loan portfolio	859	803	937	883	875	831
Other record accounts	1,686,189	1,696,042	1,647,744	1,608,264	1,602,318	1,528,317
	4,441,672	4,624,193	4,484,578	4,599,053	5,458,393	5,452,182

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 2Q.2019
Banco Santander México

Consolidated income statement
Million pesos
	2019			2018
	6M	2Q	1Q	6M	4Q	3Q	2Q	1Q
Interest income	61,329	30,556	30,773	53,505	30,489	28,828	27,517	25,988
Interest expense	(28,292)	(13,968)	(14,324)	(24,095)	(14,286)	(13,033)	(12,722)	(11,373)
Net interest income	33,037	16,588	16,449	29,410	16,203	15,795	14,795	14,615

Provisions for loan losses	(8,772)	(4,454)	(4,318)	(8,117)	(4,838)	(4,796)	(3,980)	(4,137)
Net interest income after provisions for loan losses	24,265	12,134	12,131	21,293	11,365	10,999	10,815	10,478

Commission and fee income	12,502	6,486	6,016	11,539	5,885	5,659	6,049	5,490
Commission and fee expense	(3,379)	(1,789)	(1,590)	(3,208)	(1,655)	(1,388)	(1,787)	(1,421)
Net gain (loss) on financial assets and liabilities	896	564	332	1,337	(188)	843	1,049	288
Other operating income	(991)	(440)	(551)	(1,060)	(455)	(533)	(443)	(617)
Administrative and promotional expenses	(18,738)	(9,482)	(9,256)	(17,063)	(9,228)	(9,003)	(8,845)	(8,218)
Operating income	14,555	7,473	7,082	12,838	5,724	6,577	6,838	6,000

Current income taxes	(3,033)	(1,782)	(1,251)	(2,323)	(2,034)	(1,258)	(1,332)	(991)
Deferred income taxes (net)	(623)	(83)	(540)	(617)	900	(223)	(335)	(282)
Net income	10,899	5,608	5,291	9,898	4,590	5,096	5,171	4,727

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 2Q.2019
Banco Santander México

Consolidated statement of changes in stockholders’ equity
From January 1st to June 30th, 2019
Million pesos
	Paid-in capital		Other capital
CONCEPT	Capital stock	Additional paid-in capital	Capital reserves	Retained earnings	Result from valuation of securities available for sale, net	Result from the valuation of cash flow hedge instruments	Cumulative effect from conversion	Measurement defined benefit employees	Net income	Non-controlling interest	Total stockholders' equity

BALANCE AS OF DECEMBER 31st, 2018	29,799	4,963	22,315	50,451	(1,440)	(261)	9	241	19,584	32	125,693
MOVEMENTS INHERENT TO THE SHAREHOLDERS' DECISIONS
Transfer of prior year's net income			1,530	18,054					(19,584)		0
Dividends declared				(4,843)							(4,843)
TOTAL	0	0	1,530	13,211	0	0	0	0	(19,584)	0	(4,843)
MOVEMENTS INHERENT TO THE RECOGNITION OF THE COMPREHENSIVE INCOME
Result from valuation of available for sale securities, net					2,107						2,107
Result from valuation of cash flow hedge instruments, net						40					40
Recognition of share-based payments		100									100
Shares held by treasury		99									99
Interest on Subordinated debentures Perpetual Non-Preferred Contingent Convertible				(297)							(297)
Employee defined benefit measures								31			31
Net income									10,899		10,899

TOTAL	0	199	0	(297)	2,107	40	0	31	10,899	0	12,979

BALANCE AS OF JUNE 30th, 2019	29,799	5,162	23,845	63,365	667	(221)	9	272	10,899	32	133,829

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by.

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 2Q.2019
Banco Santander México

Consolidated statement of cash flows
From January 1st to June 30th, 2019
Million pesos

OPERATING ACTIVITIES
Net income		10,899
Adjustment for line items that do not require cash flows
Result from valuation associated with operating activities	1,443
Depreciation of property, furniture and fixtures	642
Amortizations of intangible assets	1,184
Recognition of share-based payments	100
Current and deferred income taxes	3,656
Deferred employee profit sharing	(2)
Provisions	202
Amortizations of debt issuance expenses	8	7,233
		18,132
OPERATING ACTIVITIES
Margin accounts		(137)
Investment in securities		37,779
Debtors under sale and repurchase agreements		(30,008)
Derivatives-asset		15,431
Loan portfolio-net		(17,407)
Accrued income receivable from securitization transactions		43
Foreclosed assets		38
Other operating assets		11,840
Deposits		37,708
Bank and other loans		11,006
Creditors under sale and repurchase agreements		(16,021)
Collateral sold or pledged as guarantee		(9,328)
Derivatives-liability		(17,338)
Issuance of subordinated debentures		(1,477)
Other operating liabilities		(24,120)
Payments of income taxes		(3,938)
Net cash provided by (used in) operating activities		(5,929)

INVESTING ACTIVITIES
Proceeds from disposal of property, furniture and fixtures		5
Payments for acquisition of property, furniture and fixtures		(982)
Payments for acquisition of intangible assets		(867)

Net cash provided by (used in) investing activities		(1,844)

FINANCING ACTIVITIES
Cash payment of dividends		(4,843)
Payments associated with subordinated capital notes		(297)
Payments from associated for purchase of treasury shares		99

Net cash used in financing activities		(5,041)

Net Increase in cash and cash equivalents		5,318

Adjustment to cash flows for changes in exchange rate		(2,277)

Funds available at the beginning of the year		70,151

Funds available at the end of the year		73,192

Earnings Release | 2Q.2019
Banco Santander México

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by:

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 2Q.2019
Banco Santander México

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

▪ Significant accounting policies

▪ Earnings per share

▪ Consolidated balance sheet and consolidated income statement by segment

▪ Annex 1. Loan portfolio rating

▪ Annex 2. Financial ratios according to CNBV

▪ Notes to consolidated financial statements

The information contained in this report and the financial statements of the Bank subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander México on the CNBV website: https://www.gob.mx/cnbv

Earnings Release | 2Q.2019
Banco Santander México

Significant accounting policies

Changes in Accounting Criteria issued by the National Banking and Securities Commission

Accounting Criteria B-6, Loan portfolio and Accounting Criteria D-2, Income Statement

On December 27, 2017, several amendments were published in the Federal Official Gazette (DOF) by its Spanish acronym) to the Accounting Criteria issued by the Commission. These Accounting Criteria applicable to credit institutions are adjusted so that they can cancel, in the period in which they occur, the surpluses of the allowance for loan losses in the income statement, as well as to recognize the recovery of credits previously written-off against the heading "Allowance for loan losses" of the income statement in order to be consistent with international accounting standards established in International Financial Reporting Standards (IFRS).

This amendment is mandatory on January 1, 2019.

Changes in the Mexican Financial Reporting Standards (MFRS) issued by the Mexican Financial Reporting Standards Board (CINIF by its acronym in Spanish)

Improvements to MFRS 2019

Starting January 1, 2019, the Bank prospectively adopted the following Improvements to the MFRS which were issued by the CINIF and were effective on the aforementioned date. These Improvements to the MFRS did not have a significant impact on the financial information presented by the Bank.

MFRS C-6, Property, plant and equipment

MFRS C-6 establishes that the assets delivered or, if applicable, the assets received in an exchange of assets must be valued at their fair value. Entity must determine such valuation of fair value according to MFRS B-17, Determination of fair value.

MFRS D-3, Employee benefits

Clarifications are made about the recognition of benefits for personnel transfers between entities, so the following paragraphs are modified:

“A transfer of personnel between entities with recognition of seniority implies for the entity that receives the staff the recognition of a retroactive effect of a Modification to the Plan for the introduction of a new plan. For the entity that transfers implies an Early Settlement of Obligations. In the consolidated financial statements, the effects of the transfers between entities of the group are eliminated, unless the benefits are changed at the time of the transfer.”

“A transfer of personnel between entities under common control with recognition of seniority involves recognizing in the stand alone financial statements of the entity that receives the staff a retroactive effect of a Modification to the Plan equivalent to an introduction of a new plan and for the entity that transfer implies an Early Settlement of Obligations. In the consolidated financial statements, the transfer of personnel has no effect, unless the benefits are changed at the time of the transfer.”

In addition, the following paragraphs related to the discount interest rate and the Labor Cost of Past Services (LCPS) were modified:

“The interest rate used to discount post-employment benefit obligations (funded or not funded) must be an interest rate without or with very low credit risk, such as the interest rate of government bonds and the interest rate of high quality corporate bonds in absolute terms in a deep market, respectively. The chosen interest rate should be used consistently over time. The currency and term of the bonds utilized to obtain the discount rate must be consistent with the currency and the estimated term for the payment of the Defined Benefit Obligation.

Earnings Release | 2Q.2019
Banco Santander México

The entity must justify the use of a certain interest rate and, in the case of a change of the discount rate, must also justify this fact. Any effect on the present value of the labor liability from a change in the discount rate (from government bonds to corporate bonds or vice versa) should be considered as a change in accounting estimate and recognized prospectively, when this occurs, in the income statement of the period based on the provisions of MFRS B-1, Accounting changes and error corrections.”

The LCPS is the increase or decrease in the Defined Benefit Obligation (OBD) for services rendered by employees in previous periods, from:

a)  A Modification to the Plan that, in turn, includes the retroactive effect of benefits to employees by:

i. Introduction of a new benefit plan,

ii. Benefits assumed by the transfer of employees,

iii. Withdrawal of a benefit plan, or

iv. Subsequent changes in benefits payable in an established benefit plan; and

b)  Personnel Reduction

A Modification to the Plan occurs when an entity introduces a previously non-existent plan, withdraws or changes the benefits of a defined benefit plan, and a Personnel Reduction occurs when an entity significantly reduces the obligation for a reduction in the number of employees covered by the plan (it may arise from an isolated event, such as the closure of a plant or the discontinuance of an operation); this generates a Labor Cost of Past Services that is equivalent to the difference between the current Defined Benefit Obligation and the previous Defined Benefit Obligation, including, in the case of Personnel Reduction, the payments made by the entity, which corresponds to the increase or decrease in the obligation due to the retroactive effect of previous services on the benefits to employees when performing a Modification to the Plan or Personnel Reduction.

Changes in Accounting Criteria issued by the Commission applicable in 2020

Accounting Criteria A-2, Application of particular standards

On December 27, 2017, several amendments were published in the DOF to the Accounting Criteria issued by the Commission with the purpose of incorporating certain MFRS issued by the CINIF.

Subsequently, on November 15th, 2018, an amending resolution was published with the purpose of extending the term of the application of the amendment mentioned in the previous paragraph to January 1st, 2020 so that the clearing houses and settlement partners are able to adjust their accounting information systems.

The MFRS that are now included in the Accounting Criteria are as follows:

MFRS B-17, Determination of fair value

It establishes the standards for the determination of fair value and related disclosure. It mentions that fair value must be determined by using assumptions that market participants would use when setting the price of an asset or a liability under current market conditions at certain date, including assumptions about the risk. It is established that should be considered the market in which it would take place for an asset or liability that is being valued, if it is monetary and if it is used in combination with other assets or on an independent basis; and the appropriate valuation technique(s) for determining their fair value, as well as maximizing the use of relevant observable inputs and minimizing unobservable inputs.

Earnings Release | 2Q.2019
Banco Santander México

MFRS C-3, Accounts receivable

It establishes the valuation, presentation and disclosure standards for the initial and subsequent recognition of trade accounts receivable and other accounts receivable in the financial statements of an economic entity. It specifies that accounts receivable that are based on a contract represent a financial instrument.

MFRS C-9, Provisions, contingencies and commitments

It establishes the standards for valuation, presentation and disclosure of liabilities, provisions and commitments, reducing its scope by reallocating the item related to financial liabilities to the MFRS C-19, Financial instruments payable. The definition of liability was modified, eliminating the concept of "unconditional right to avoid" and including the term "probable".

MFRS C-16, Impairment of financial instruments receivable

It establishes the standards for valuation, recognition, presentation and disclosure of impairment losses on financial instruments receivable.

MFRS C-19, Financial instruments payable

It establishes the standards for valuation, presentation and disclosure for the initial and subsequent recognition of accounts payable, borrowings and other financial liabilities in the financial statements of an economic entity. The following concepts are introduced to value the financial liabilities: amortized cost and the effective interest method, which is determined based on the effective interest rate. Both the discounts and the costs of issuing a financial liability are deducted from the liability.

MFRS C-20, Financial instruments to collect principal and interest

It establishes the standards for valuation, presentation and disclosure for the initial and subsequent recognition of the financing instruments receivable in the financial statements of an economic entity that carries out financing activities. Discards the concept of intention when acquiring and holding the financial instruments (assets) to determine their classification. Adopts the concept of business model.

MFRS, D-1, Revenue from contracts with customers

It establishes the standards for valuation, presentation and disclosure of the income incurred to fulfill the contracts with clients. The most significant aspects are established for the revenue recognition through the transfer of control, identification of obligations to be fulfilled in a contract, assignment of the amount of the transaction and recognition of collection rights.

MFRS D-2, Costs associated with contracts with customers

It establishes the standards for valuation, presentation and disclosure of the costs that arise from contracts with clients. Additionally, it establishes the standards for the recognition of costs for contracts with customers, and incorporates the accounting treatment of the costs related to contracts for the construction and manufacture of capital goods, including costs related to customer contracts.

MFRS D-5, Leases

This MFRS introduces a unique model for the recognition of leases by the lessee and eliminates the classification of operatives and financial leases. As a result requires the lessee to recognize the assets and liabilities of all leases with a maturity of more than 12 months, unless the underlying asset is of low value. The lessee is required to recognize a right-of-use asset that represents its right to use the leased underlying asset and a lease liability that represents its obligation to make lease payments. Consequently, the most significant impact will be an increase in the assets under leasing and the financial liabilities of the lessee. The accounting recognition for the lessor has no change. There were added some additional disclosures for the lessor.

Earnings Release | 2Q.2019
Banco Santander México

The Bank is analyzing the effect that this MFRS will have on the financial information.

Changes in Accounting Criteria issued by the Commission applicable to the participants in the derivatives market

On January 4th, 2018, an amendment was published in the DOF that modifies the General Provisions that establishes the accounting criteria to which the participants of derivative contracts market will be subject. This amendment incorporates certain Mexican Financial Reporting Standards (MFRS) issued by the Mexican Financial Reporting Standards Board (CINIF by its acronym in Spanish) for the preparation of the accounting of the clearing houses and settlement partners that participate in the derivatives contracts market listed on stock exchanges. This amendment was effective starting January 1st, 2019.

Subsequently, on November 15th, 2018, an amending resolution was published with the purpose of extending the term of the application of the amendment mentioned in the previous paragraph to January 1st, 2020 so that the clearing houses and settlement partners are able to adjust their accounting information systems.

The MFRS that will be effective for clearing houses starting January 1st, 20120 are the following: MFRS B-17, Determination of fair value, MFRS C-3, Accounts receivable, MFRS C-9, Provisions, contingencies and commitments, MFRS C-16, Impairment of financial instruments receivable, MFRS C-19, Financial instruments payable, MFRS C-20, Financial instruments to collect principal and interest, MFRS, D-1, Revenue from contracts with customers, MFRS D-2, Costs associated with contracts with customers and MFRS D-5, Leases.

Earnings Release | 2Q.2019
Banco Santander México

Earnings per ordinary share and earnings per diluted share
Million pesos, except shares and earnings per share

	June 2019			June 2018			June 2017

		Shares	Earnings		Shares	Earnings		Shares	Earnings
	Earnings	-weighted-	per share	Earnings	-weighted-	per share	Earnings	-weighted-	per share

Earnings per share	10,899	6,773,864,696	1.61	9,898	6,777,167,728	1.46	9,086	80,855,403,803	0.11

Treasury stock		13,129,661			9,826,629

Diluted earnings per share	10,899	6,786,994,357	1.61	9,898	6,786,994,357	1.46	9,086	80,855,403,803	0.11

Plus loss / less (profit):

Discontinued operations
Continued fully diluted earnings per share	10,899	6,786,994,357	1.61	9,898	6,786,994,357	1.46	9,086	80,855,403,803	0.11

Balance outstanding shares as of June 30th, 2019	6,774,759,682

Earnings Release | 2Q.2019
Banco Santander México

Consolidated Balance Sheet by Segment
Million pesos
	As of June 30th, 2019			As of June 30th, 2018
	Retail Banking	Corporate & Investment Banking	Corporate Activities	Retail Banking	Corporate & Investment Banking	Corporate Activities
Assets
Funds available	48,829	5,965	18,398	45,654	58,208	11,116
Margin accounts	0	3,826	0	0	3,767	0
Investment in securities	0	91,604	190,574	0	138,315	150,054
Debtors under sale and repurchase agreements	0	67,889	0	0	44,757	0
Derivatives	0	139,902	7,186	0	158,658	16,325
Valuation adjustment for hedged financial assets	0	0	152	0	0	(11)
Total loan portfolio	576,290	124,039	0	541,437	110,814	0
Allowance for loan losses	(18,995)	(2,350)	0	(18,012)	(2,015)	0
Loan portfolio (net)	557,295	121,689	0	523,425	108,799	0
Accrued income receivable from securitization transactions	0	0	84	0	0	123
Other receivables (net)	222	56,811	20,912	210	69,509	15,674
Foreclosed assets (net)	232	0	0	300	32	0
Property, furniture and fixtures (net)	7,650	1,290	114	5,430	915	81
Long-term investment in shares	0	0	90	0	0	90
Deferred taxes and deferred profit sharing (net)	0	0	18,901	0	0	19,187
Other assets	1,648	1,292	5,632	1,705	1,235	5,053
Total assets	615,876	490,268	262,043	576,724	584,195	217,692

Liabilities
Deposits	561,680	115,740	43,868	511,703	117,579	68,836
Credit instruments issued	0	2,979	51,739	0	6,164	42,568
Bank and other loans	17,522	1,077	49,490	10,428	2,238	28,008
Creditors under sale and repurchase agreements	8,803	75,865	0	6,175	87,912	0
Securities lending	0	1	0	0	1	0
Collateral sold or pledged as guarantee	0	21,211	0	0	31,492	0
Derivatives	0	136,778	8,088	0	157,948	9,330
Valuation adjustment of financial liabilities hedging	0	0	(12)	0	0	0
Other payables	36,698	64,444	3,114	46,304	91,216	1,834
Subordinated credit notes	0	0	34,886	0	0	35,914
Deferred revenues and other advances	388	0	0	441	0	0
Total liabilities	625,091	418,095	191,173	575,051	494,550	186,490
Total stockholders' equity	64,063	24,913	44,852	56,703	21,043	44,774
Total liabilities and stockholders' equity	689,154	443,008	236,025	631,754	515,593	231,264

Earnings Release | 2Q.2019
Banco Santander México

Income Statement by Segment
Million pesos
	6M19			6M18
	Retail Banking	Corporate & Investment Banking	Corporate Activities	Retail Banking	Corporate & Investment Banking	Corporate Activities

Net interest income	28,819	3,926	292	25,761	2,892	757
Provisions for loan losses	(8,817)	45	0	(7,637)	(480)	0
Net interest income after provisions for loan losses	20,002	3,971	292	18,124	2,412	757
Commission and fee income (net)	8,319	801	3	7,498	984	(151)
Net gain (loss) on financial assets and liabilities	619	204	73	581	706	50
Other operating income	(1,077)	8	78	(928)	(3)	(129)
Administrative and promotional expenses	(16,316)	(2,245)	(177)	(14,626)	(2,034)	(403)
Operating income	11,547	2,739	269	10,649	2,065	124

Segment information has been prepared according to the classifications used in Santander México at secondary level, based in the type of developed business:

Retail banking

The Retail Banking segment encompasses the entire commercial banking and asset management business. Our Retail Banking segment’s activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions.

Corporate & Investment Banking

The Corporate & Investment Banking segment reflects the returns on the corporate banking business, including managed treasury departments and the equities business. Our Corporate & Investment Banking segment provides comprehensive products and services relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others.

Corporate activities

The Corporate Activities segment is comprised of all operational and administrative activities that are not assigned to a specific segment or product mentioned above. The Corporate Activities segment includes the financial management division, which manages structural financial risks arising from our commercial activities, mainly liquidity risk and interest rate risk, provides short- and long-term funding for our lending activities and calculates and controls transfer prices for loans and deposits in local and foreign currencies. The financial management division also oversees the use of our resources in compliance with internal and regulatory limits regarding liquidity and regulatory capital requirements.

Earnings Release | 2Q.2019
Banco Santander México

Annex 1. Loan portfolio rating

As of June 30th, 2019
Million pesos
		Allowance for loan losses
Category	Loan Portfolio	Commercial	Consumer	Mortgages	Total

Risk "A"	709,626	1,902	1,411	208	3,521
Risk "A-1"	655,407	1,598	539	187	2,324
Risk "A-2"	54,219	304	872	21	1,197
Risk "B"	102,595	695	2,753	228	3,676
Risk "B-1"	51,526	377	1,294	17	1,688
Risk "B-2"	32,610	87	773	192	1,052
Risk "B-3"	18,459	231	686	19	936
Risk "C"	27,104	213	2,129	429	2,771
Risk "C-1"	15,837	118	935	148	1,201
Risk "C-2"	11,267	95	1,194	281	1,570
Risk "D"	11,316	576	2,385	814	3,775
Risk "E"	9,732	3,224	3,317	310	6,851
Total rated portfolio	860,373	6,610	11,995	1,989	20,594

Provisions created					20,594
Complementary provisions					751
Total					21,345

Notes:
1.	The figures used for rating and creation of allowance for loan losses, correspond to the ones as of the last day of the month of the balance sheet as of June 30th, 2019.
2.

Loan portfolio is rated according to the methodology issued by the CNBV in chapter V of Title II of the General Rules Applicable to Credit Institutions, can be rated by internal methodology approved by the CNBV.

We use the methodology established by the CNBV, which have been incorporated or modified according to the following schedule:

As of September 2011, the Bank apply the rules for rating the states and municipalities loan portfolio.

As of June 2013, the Bank apply the new rules for rating the commercial loan portfolio.

As of October 2016, the Bank updated the rules for rating the revolving consumer loan portfolio.

As of September 2017, the Bank updated the rules for rating the non-revolving consumer and mortgage loan portfolios.

As of November 2018, the Bank began to report the allowance for loans losses with our IRB methodology for middle-market and mortgages broker’s loans.

Credit Institutions use risk ratings: A-1; A-2; B-1; B-2; B-3; C-1; C-2; D and E, to classify allowance for impairment losses according to the portfolio segment and percentage of the provisions representing the outstanding balance of the loan, established in Section Fifth of “De la constitución de reservas y su clasificación por grado de riesgo”, contained in chapter 5 of Title II of such regulation.

Earnings Release | 2Q.2019
Banco Santander México

Annex 2. Financial ratios according to CNBV

Percentages	2Q19	1Q19	2Q18	6M19	6M18

Past Due Loans Ratio	2.23	2.15	2.46	2.23	2.46

Past Due Loans Coverage	136.56	140.06	124.79	136.56	124.79

Operative Efficiency	2.84	2.76	2.65	2.80	2.56

ROE	16.85	16.40	16.91	16.38	16.18

ROA	1.68	1.58	1.55	1.63	1.48

Capitalization Ratio
Credit Risk	23.24	24.02	21.03	23.24	21.03
Credit, Market and operations risk	16.50	16.90	15.52	16.50	15.52

Liquidity	69.12	61.84	82.00	69.12	82.00

NIM (Net Interest Margin)	4.19	4.14	3.69	4.19	3.63

Note: ratios are prepared according to the general rules applicable to financial information of credit institutions, issued by the CNBV, according to Annex 34.

NPL ratio = Balance of past due loans portfolio as of the end of the quarter / Balance of loans portfolio as of the end of the quarter.

Coverage ratio= Balance of provision for loan losses as of the end of the quarter / Balance of past due loans portfolio as of the end of the quarter.

Efficiency ratio = Administration and promotion expenses of the quarter, annualized / Total Average Assets.

ROAE = Annualized quarterly net earnings/ Average stockholders’ equity.

ROAA = Annualized quarterly net earnings /Total average assets.

Breakdown of capitalization ratio: (1)=Net Capital/ Assets subject to credit risk. (2)=Net Capital / Assets subject to credit, market and operation risk.

Liquidity = Current Assets/ Current Liabilities.

Where: Current Assets = Availabilities + securities for trade + securities available for sale.

Current liabilities= Demand deposits + bank loans and loans from other entities, payable on demand, + short term bank loans and loans from other entities.

NIM = Quarterly Net Interest Margin, adjusted by annualized credit risks / Average interest-earning assets.

Where: Average interest-earning assets = availabilities, investments in securities, transactions with securities and derivatives and loan portfolio.

Notes:

Average = ((Balance of the corresponding quarter + balance of the previous quarter) / 2).

Annualized figures = (Flow of the corresponding quarter * 4).

Earnings Release | 2Q.2019
Banco Santander México

Notes to financial statements as of June 30th 2019
Million pesos, except for number of shares

1. Investment in securities

Financial instruments are constituted as follows:

Book Value
Trading securities:
Bank securities	7,039
Government securities	84,566
Shares	3,158
94,763

Securities available for sale:
Government securities	173,230
Private securities	2,687
Shares	518
176,435

Securities held until maturity:
Government securities	7,809
Government securities (special cetes)	3,171
10,980
Total	282,178

2. Sale and repurchase agreements
The sale and repurchase agreements transactions are constituted as follows:
Net balance
Debit balances
Bank securities	6,102
Government securities	61,372
Private securities	415
Total	67,889

Credit balances
Bank securities	2,833
Government securities	79,711
Private securities	2,124
Total	84,668
(16,779)

3. Investment in securities different to government securities
At June 30th, 2019 the investments in debt securities with the same issuer (other than government), are less than 5% of the Institution’s net capital.

Earnings Release | 2Q.2019
Banco Santander México

4. Derivatives
The nominal value of the different derivative financial instruments agreements for trading and hedging purposes, as of June 30th, 2019, are as follows:

Trading
Swaps
Interest rate	6,044,246
Cross currency	793,918
Equity	893

Futures	Buy	Sell

Foreign currency	9,604	3,869
Index	4	1,229

Forward contracts

Foreign currency	363,735	12,696
Equity	13,431	13,433

Options	Long	Short

Interest rate	132,827	143,807
Foreign currency	95,137	98,979
Indexes	2,896	1,542

Total trading derivatives	7,456,691	275,555

Hedging
Cash flow
Interest rate swaps	4,000
Cross currency swaps	23,325
Foreign Exchange Forwards	72,050

Fair value
Interest rate swaps	16,482
Cross currency swaps	31,600

Total hedging derivatives	147,457

Total derivative financial instruments	7,604,148	275,555

5. Performing loan portfolio
The loan portfolio, by type of loan and currency, as of June 30th, 2019, is constituted as follows:

	Amount
	Pesos	USA Dlls	UDIS	Euros	GBP	Total

Commercial or business activity	296,403	60,376	0	2,661	829	360,269
Financial entities	10,860	1,570	0	0	0	12,430
Government entities	52,966	7,026	1,747	0	0	61,739
Commercial loans	360,229	68,972	1,747	2,661	829	434,438
Consumer loans	110,226	0	0	0	0	110,226
Media and residential	123,031	555	2,417	0	0	126,003
Of social interest	42	0	0	0	0	42
Credits acquired from INFONAVIT or FOVISSSTE	13,989	0	0	0	0	13,989
Mortgage loans	137,062	555	2,417	0	0	140,034
Total performing loan portfolio	607,517	69,527	4,164	2,661	829	684,698

Earnings Release | 2Q.2019
Banco Santander México

6. Non-performing loan portfolio
	Amount
	Pesos	USA Dlls	UDIS	Total

Commercial or business activity	3,904	1,641	0	5,545
Financial entities	0	0	0	0
Commercial loans	3,904	1,641	0	5,545
Consumer loans	4,469	0	0	4,469
Media and residential	3,775	97	222	4,094
Of social interest	5	0	0	5
Credits acquired from INFONAVIT or FOVISSSTE	1,518	0	0	1,518
Mortgage loans	5,298	97	222	5,617
Total non-performing loan portfolio	13,671	1,738	222	15,631

The analysis of movements in non-performing loans from December 31st, 2018 to June 30th, 2019, is as follows:

Balance as of December 31st, 2018		16,087

Plus: Transfer from performing loan portfolio to non-performing loan portfolio		15,139

Collections
Cash	(1,351)
Transfer to performing loan portfolio	(3,795)
Proceeds from foreclosure proceedings	(88)

Write-offs		(10,366)
Adjustment for exchange rate		4

Balance as of June 30th, 2019		15,630

7. Allowance for loan losses
The movement in the allowance for loan losses, from January 1st to June 30th, 2019, is as follows:

Balance as of January 1st, 2019	21,100

Allowance for loan losses	10,616
Write-offs	(10,324)
Foreign exchange result	(47)
Balance as of June 30th, 2019	21,345

The table below presents a summary of write-offs by type of product as of June 30th, 2019:

Product	Charge-offs	Debit Relieves	Total	%

First quarter
Commercial loans	970	116	1,086	19.0
Mortgage loans	1,187	18	1,205	21.1
Credit card loans	1,843	60	1,903	33.4
Consumer loans	1,496	17	1,513	26.5
Total	5,496	211	5,707	100.0

Second quarter
Commercial loans	901	53	954	20.7
Mortgage loans	169	16	185	4.0
Credit card loans	1,790	56	1,846	40.0
Consumer loans	1,610	22	1,632	35.3
Total	4,470	147	4,617	100.0

Accumulated 2019
Commercial loans	1,871	169	2,040	19.8
Mortgage loans	1,356	34	1,390	13.5
Credit card loans	3,633	116	3,749	36.3
Consumer loans	3,106	39	3,145	30.5
Total	9,966	358	10,324	100.0

Earnings Release | 2Q.2019
Banco Santander México

8. Problematic loans
Loans portfolio was graded according to the general provisions issued by the National Banking and Securities Commission. The management considers that problematic loans are the ones graded as “D” and “E”, due to their low possibility for the collection of the full amount of principal.

9. Programs of benefits to bank debtors with the support of the Federal Government
Breakdown of special CETES , of which Ps.3,171 million correspond to the early extinction of debtor support programs:

Amount
Government Securities
Special CETES for housing loan debtor support programs	3,337

Total securities held to maturity (no reserve)	3,337

Minus-
Reserve for Special CETES	(166)
Total securities held to maturity , net	3,171

The remaining balance and expiration date Special Cetes that were not repurchased by the Federal Government and therefore the Financial Group holds in its balance sheet at June 30th, 2019, is as follows:

Issue	Trust	Securities Number	Due date	Price (MXN)	Amount
B4-220707	422-9	12,762,386	07-jul-22	117.18	1,495
B4-270701	423-2	15,292,752	01-jul-27	117.18	1,792
B4-220804	431-2	440,294	04-aug-22	107.29	47
BC-220804	431-2	71,442	04-aug-22	36.58	3
					3,337

10. Average interest rates paid on deposits
The average interest rates paid on deposits during June 2019, is as follow:
	Pesos	USD
Average balance	264,142	52,762
Interest	3,180	8
Rate	3.45%	0.06%

Earnings Release | 2Q.2019
Banco Santander México

11. Bank and other loans

As of June 30th, 2019, banks and other loans are constituted as follows:

Liabilities	Amount	Average Rate (%)	Maturity

Loans in pesos

Call money	21,261	8.08	From 1 to 3 days
Local bank loans	1,548	8.79	To 8 years
Public fiduciary funds	13,592	8.38	From 1 day to 9 years
Development banking institutions	22,493	8.28	From 1 day to 20 years
Total	58,894

Loans in foreign currency

Foreign bank loans	7,051	2.78	From 1 day to 2 years
Call money	221	2.10	From 1 to 3 days
Public fiduciary funds	1,596	3.34	From 2 days to 6 years
Development banking institutions	1	7.98	From 1 to 2 months
Total	8,869

Total loans	67,763
Accrued interests	326

Total bank and other loans	68,089

12. Current and deferred taxes

Current taxes are composed as follows at June 30th, 2019

Income taxes	2,355
Deferred taxes	438	(1)
Total Bank	2,793
Current and-deferred taxes from other subsidiaries	863
Total consolidated Bank	3,656

(1) Deferred taxes are composed as follows:

Global provision	(156)
Fixed assets and deferred charges	20
Net effect from financial instruments	305
Accrued liabilities	193
Others	77
Total Bank	439	(1)
Allowance for loan losses of subsidiaries, net	275
Others, subsidiaries	(90)
Total deferred tax, consolidated Bank	624

As of June 30, 2019, deferred assets and deferred liabilities are registered at 100%

Remainder of global provisions and allowances for loan losses	9,454
Other	9,447
Total deferred income tax (net)	18,901
Deferred taxes registered in balance sheet accounts	18,901
Deferred taxes registered in memorandum accounts	0

Earnings Release | 2Q.2019
Banco Santander México

13. Employee profit sharing

As of June 30th, 2019, the deferred Employee profit sharing “EPS” is compromised as follows:

Asset per deferred EPS:

Allowance for loan losses deducting outstanding	1,559
Fixed assets and deferred charges	766
Accrued liabilities	560
Capital losses carryforward	904
Commissions and interests early collected	288
Foreclosed assets	99
Labor obligations	286
Derivative financial transactions of exchange rate	250
Deferred EPS asset:	4,712

Deferred EPS liability:

Net effect from financial instruments	(803)
Advance payments	(123)
Others	(70)
Deferred EPS liability	(996)

Less – Reserve	0
Deferred EPS asset (net)	3,716

14. Capitalization Ratio

Table I.1

Form of disclosure of the capital integration without considering the phase in in the application of regulatory adjustments

Reference	Capital Description	Capital
	Level 1 (CET 1) Ordinary capital: Instruments and reserves
1	Ordinary shares that qualify for level 1 Common Capital plus corresponding premium	35,062
2	Earnings from previous fiscal years	63,098
3	Other elements of other comprehensive income (and other reserves)	35,447
4	Capital subject to gradual elimination of level 1 ordinary capital (only applicable for companies that are not lined to shares)
5	Ordinary shares issued by subsidiaries held by third parties (amount allowed in level 1 ordinary capital)
6	Level 1 ordinary capital before adjustments to regulation	133,607
	Level 1 Ordinary capital: adjustments to regulation
7	Adjustments due to prudential valuation
8	Goodwill (net of its corresponding deferred profit taxes debited)	1,735
9	Other intangibles other than rights to mortgage rights (net of its corresponding deferred profit taxes debited)	5,914
10	Deferred taxes to profit credited relying on future income excluding those that derive from temporary differences (net of deferred profit taxes debited)	0
11	Results of valuation of cash flow hedging instruments	0
12	Reserves to be constituted	0
13	Benefits surplus of securitization transactions	0
14	Losses and gains caused for the changes in credit rating of liabilities assessed at a reasonable value	0
15	Pension plan for defined benefits	0
16	Investments in proprietary shares	26
17	Reciprocal investments in ordinary capital	0
18	Investments in capital of banks, financial institutions and insurance companies out of the reach of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount that exceeds the 10% threshold)	231

Earnings Release | 2Q.2019
Banco Santander México

19	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital (amount that exceeds the 10% threshold)	0
20	Rights for mortgage services (amount exceeding the 10% threshold)	0
21	Deferred taxes assets resulting from temporary differences (amount exceeding the 10% threshold, net of deferred taxes debited)	6,390
22	Amount exceeding the 15% threshold.
23	of which: significant investments wherein the institution holds more than 10% of ordinary shares of financial institutions
24	of which: rights for mortgage services
25	of which: Taxes to profit Deferred credited deriving from temporary differences
26	National regulation adjustments	29,167
A	of which: Other elements of other comprehensive income (and other reserves)	0
B	of which: investments in subordinated debt	0
C	of which: profit or increase in the value of assets from the purchase of securitization positions (Originating Institutions)	0
D	of which: investments in multilateral entities	0
E	of which: investments in related corporations	27,684
F	of which: investments in risk capital	0
G	of which: Stakes on investments funds	0
H	of which: Funding for the purchase of proprietary shares	0
I	of which: Transactions in breach of provisions	0
J	of which: Deferred charges and installments	1,034
K	of which: Positions in First Losses Schemes	0
L	of which: Worker's Deferred Profit Sharing	0
M	of which: Relevant Related Persons	0
N	of which: Pension plan for defined benefits	0
O	of witch: Adjustment for capital acknowledgment	0
P	of which: investments in Clearing Houses	449
27	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions	0
28	Total regulation adjustments to level 1 Common Capital	43,462
29	Level 1 Common Capital (CET1)	90,145
	Level 1 additional capital: instruments
30	Instruments directly issued that qualify as level 1 additional capital, plus premium	9,590
31	of which: Qualify as capital under the applicable accounting criteria	9,590
32	of which: Qualify as liability under the applicable accounting criteria
33	Capital instruments directly issued subject to gradual elimination of level 1 additional capital	0
34	Instruments issued of level 1 additional capital and level 1 Common Capital instruments that are not included in line 5 issued by subsidiaries held by third parties (amount allowed at additional level 1)	0
35	of which: instruments issued by subsidiaries subject to gradual elimination
36	Level 1 additional capital before regulation adjustments	9,590
	Level 1 additional capital: regulation adjustments
37	Investments in held instruments of level 1 additional capital
38	Investments in reciprocal shares in level 1 additional capital instruments.

Earnings Release | 2Q.2019
Banco Santander México

39	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution holds more than 10% of the issued capital
40	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
41	National regulation adjustments	0
42	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions
43	Total regulation adjustments to level 1 additional Common Capital	0
44	Level 1 additional capital (AT1)	9,590
45	Level 1 capital (T1 = CET1 + AT1)	99,735
	Level 2 capital: instruments and reserves
46	Instruments directly issued that qualify as level 2 capital, plus premium	25,296
47	Capital instruments directly issued subject to gradual elimination of level 2 capital.
48	Level 2 capital instruments and level 1 Common Capital instruments and level 1 additional capital that has not been included in lines 5 or 34, which have been issued by subsidiaries held by third parties (amount allowed in level 2 completer capital)	0
49	of which: instruments issued by subsidiaries subject to gradual elimination	0
50	Reserves	0
51	Level 2 capital before regulation adjustments	25,296
	Level 2 capital : regulation adjustments
52	Investments in own instruments of level 2 capital
53	Reciprocal investments in level 2 capital instruments
54	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount exceeding the 10% threshold)
55	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
56	National regulation adjustments	0
57	Total regulation adjustments to level 2 capital	0
58	Level 2 capital (T2)	25,296
59	Total stock (TC = T1 + T2)	125,031
60	Total Risk Weighted Assets	757,894
	Capital reasons and buffers
61	Level 1 Common Capital (as percentage of assets weighted by total risks)	11.89%
62	Level 1 Stock (as percentage of assets weighted by total risks)	13.16%
63	Total capital (as percentage of assets weighted by total risks)	16.50%
64	Institutional specific buffer (must at least consist of: the level 1 Common Capital requirement plus the capital maintenance buffer, plus the countercyclical buffer, plus D-SIB buffer; expressed as percentage of the total risk weighted assets)	15.59%
65	of which: Buffer of capital preservation	2.50%
66	of which: Buffer of specific bank countercyclical
67	of which: Buffer of systematically important local banks (D-SIB)	1.20%
68	Level 1 Common Capital available for hedging the buffers (as percentage of total risk weighted assets)	4.89%
	National minimums (if other than those of Basel 3)
69	National minimum reason of CET1 (if different than the minimum established by Basilea 3)

Earnings Release | 2Q.2019
Banco Santander México

70	National minimum reason of T1 (if different than the minimum established by Basel 3)
71	National minimum reason of TC (if different than the minimum established by Basel 3)
Amounts under the deduction thresholds (before weighting by risk)
72	Non-significant investment in the capital of other financial institutions
73	Significant investment in the capital of other financial institutions
74	Rights for mortgage services (net of Deferred profit taxes debited)
75	Deferred profit taxes credited derived from temporary differences (net of Deferred profit taxes debited)	6,889
Applicable limits to the inclusion of reserves in level 2 capital
76	Eligible reserves to be included in level 2 capital with respect to expositions subject to standardized methodology (prior application of limit)
77	Limit in the inclusion of level 2 capital provisions under standardized methodology
78	Eligible reserves for its inclusion on level 2 capital regarding exposure subject to credit risks (before the limit application).
79	Limit in the inclusion of reserves in level 2 capital under internal rating methodology
Capital instruments subject to gradual elimination (applicable only between January 1, 2018 and January 1, 2022)
80	Current limit of CET1 instruments subject to gradual elimination
81	Amount excluded from CET1 due to limit (excess over the limit after amortization and maturity periods)
82	Current limit of AT1 instruments subject to gradual elimination
83	Amount excluded from AT1 due to limit (excess over the limit after amortization and maturity periods)
84	Current limit of T2 instruments subject to gradual elimination
85	Amount excluded from T2 due to limit (excess over the limit after amortization and maturity periods)

I.2

Notes to Table I.1 “Form of disclosure of the capital integration without considering the phase in in the application of regulatory adjustments”

Reference	Description
1	Elements of capital contributed pursuant to fraction I item a) numbers 1) and 2) of Article 2 Bis 6 hereof
2	Results from previous fiscal years and their corresponding updates.
3	Capital reserves, net result, result per assessment of titles available for sale, accrued effect per conversion, result per assessment of cash flow, result from non-monetary assets holding, and the measuring balance from defined benefits to the employees considering on each concept its updates.
4	Does not apply. The capital stock of credit institutions in Mexico is represented by representative certificates or shares. This concept only applies for entities where such capital is represented by representative certificates or shares.
5	Does not apply for the capitalization scope in Mexico which is on a non-consolidated basis. This concept will only apply for entities with a consolidated scope.
6	Sum of concepts 1 through 5.
7	Does not apply. In Mexico the use of internal models for calculating capital requirements per market risk is not allowed.
8	Goodwill, net of owed differed profit taxes pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
9	Intangibles, other than commercial credit, and if applicable to mortgage service rights, net of owed deferred profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
10*	Credited deferred profit taxes from losses and fiscal credits pursuant to the provisions of fraction I item p) of Article 2 Bis 6 hereof.
This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that it does not allow to set off with owed differed profit taxes.

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11	Result from assessment of cash flow hedging instruments corresponding to hedged entries that are not assessed at reasonable value.
12*	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that deducts from level 1 common stock the preventive reserves pending constitution, according to the provisions of Chapter V of the Second Title hereof, as well as those constituted charged to accounting accounts that are part of the result entries or shareholders' equity and not only the positive difference between the Aggregate Expected Losses minus the Aggregate Admissible Reserves, in the event the Institutions use methods based in internal qualifications in the determination of their capital requirements.
13	Benefits surplus of securitization transactions pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
14	Does not apply
15	Investments made by the benefit pension fund defined corresponding to resources to which the Institution does not have unrestrictive or unlimited access. These investments are considered as net of the plan's liabilities and owed differed taxes to profit that correspond that have not been applied in any other regulatory adjustment.
16*	The amount of investment in any own action the institution acquires : in accordance with the provisions of the Act in accordance with the provisions of section I subsection d) of Article 2 Bis 6 of these provisions ; through rates predicted values of section I subsection e ) of Section 2 Bis 6 of these provisions and through investment in funds established in section I point i) of article 2 bis 6.
This treatment is more conservative than the one established by the Committee on Banking Basel Supervision in its document " Basel III : A global regulatory framework for more resilient banks and banking systems " published in June 2011 because the deduction for this concept is made of common equity tier 1 capital , regardless of the level of capital which has been invested
17*	Investments, in capital of corporations, other than financial entities referred to by item f) of Article 2 Bis 6 hereof, that are in turn, directly or indirectly, shareholders of the institution itself, of the fund
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in the level 1 common stock, irrespective of the capital level where it has been invested, and in addition because any type of entity is considered, not only financial entities.
18*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, including those investments made through investment funds referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in the capital of development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.

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This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in level 1 common stock, irrespective of the capital level in which it is invested, and additionally because it is deducted from the aggregate amount registered of the investments.
19*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I fraction f) of Article 2 Bis 6 hereof, including those investments made through investment funds referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying institutions, equal or greater than long term Risk Degree 2.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made from level 1 common stock, irrespective of the level of capital where it has been investment, and additionally because the aggregate amount registered of investments is deducted.
20*	Mortgage service s rights shall be deducted from the aggregate amount registered in the event these rights exist.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the aggregate amount registered of rights is deducted.
21	Deferred taxes assets resulting from temporary differences minus the corresponding owed differed profit taxes not considered to set-off other adjustments, exceeding 10% of the difference between the reference 6 and the sum of references 7 through 20.
22	Does not apply. Concepts were deducted from the aggregate capital. See notes of references 19, 20 and 21.
23	Does not apply. Concepts were deducted from the aggregate capital. See note of references 19.
24	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 20.
25	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 21.
26	National adjustments considered as the sum of the following concepts.
A.	The sum of the accrued effect for conversion and result for ownership of non-monetary assets considering the amount of each of these concepts with a sign different than the one considered to include them in reference 3, namely, if positive in this concept shall be entered as negatives and vice versa.
B.	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
C.	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or increase in the value of their assets with respect to the assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
D.	Investments in capital of development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or better to long term Risk Degree 2.

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E.	Investments in shares or corporations related to the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment funds and investments indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
F.	Investments made by development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
G.	Investments in shares, other than fix capital, in listed investment funds wherein the Institutions holds more than 15 per cent of shareholder's equity of the aforementioned investment funds, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the preceding references.
H.	Any type of contribution which resources are destined to the purchase of shares in the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or of the financial affiliates of the latter pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
I.	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
J.	Differed charges and early payments, net of owed differed profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
K.	Positions pertaining to the First Losses Scheme where the risk is preserved or credit protection is provided up to a certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
L.	Worker's participation in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
M.	The added amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.
N.	The difference between the investments made by the benefit pension funds defined pursuant to Article 2 Bis 8 minus reference 15.
O.	Adjustment for the acknowledgment of Net Capital . The amount shown corresponds to the amount registered in box C1 of the form included in section II hereof.
P.	The investments or contributions, directly or indirectly, in the corporation's capital or in the trust estate or other type of similar figures that have the purpose to set off and liquidate Transactions executed in the stock market, except for such corporation's or trust's share in the former pursuant to item f) fraction I of Article 2 Bis 6.
27	Does not apply. There are no regulatory adjustments for additional level 1 capital nor for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
28	Sum of lines 7 through 22, plus lines 26 and 27.
29	Line 6 minus line 28.
30	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Fundamental Capital and Capital Instruments, that meet the conditions established in fraction II of Article 2 Bis 6 hereof.
31	Amount of line 30 qualified as capital under the applicable accounting standards.
32	Does not apply. Instruments directly issued that qualify as additional level 1 capital, plus its premium are registered for accounting purposes as capital.
33	Subordinated obligations computed as Non-Fundamental Capital, pursuant to the provisions of Article Third Transitory of Resolution 50th that amends the general provisions applicable to Credit Institutions, (Resolution 50th)
34	Does not apply. See note to reference 5.
35	Does not apply. See note to reference 5.
36	Sum of lines 30, 33 and 34.
37*	Does not apply. Deduction is made in aggregate level 1 common capital.
38*	Does not apply. Deduction is made in aggregate level 1 common capital.
39*	Does not apply. Deduction is made in aggregate level 1 common capital.

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40*	Does not apply. Deduction is made in aggregate level 1 common capital.
41	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C2 of the form included in section II hereof.
42	Does not apply. There are no regulatory adjustments for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
43	Sum of lines 37 through 42.
44	Line 36, minus line 43.
45	Line 29, plus line 44.
46	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Capital Fundamental nor in Non-Fundamental Capital and Capital Instruments, that comply with Exhibit 1-S hereof pursuant to the provisions of Article 2 Bis 7 hereof.
47	Subordinated obligations computed as ancillary capital, pursuant to the provisions of Article Third Transitory, of Resolution 50th
48	Does not apply. See note to reference 5.
49	Does not apply. See note to reference 5.
50	Preventive estimations for credit risk up to a sum of 1.25% of the assets weighed by credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses, up to an amount that does not exceed of 0.6 per cent of the assets weighed by credit risk, corresponding to the Transactions wherein the method based in internal qualifications to calculate the capital requirements by credit risk is used, pursuant to fraction III of Article 2 Bis 7.
51	Sun of lines 46 through 48, plus line 50.
52*	Does not apply. The deduction is made in aggregate of level 1 common stock.
53*	Does not apply. The deduction is made in aggregate of level 1 common stock.
54*	Does not apply. The deduction is made in aggregate of level 1 common stock.
55*	Does not apply. The deduction is made in aggregate of level 1 common stock.
56	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C4 of the form included in section II hereof.
57	Sum of lines 52 through 56.
58	Line 51, minus line 57.
59	Line 45, plus line 58.
60	Total Risk Weighted Assets.
61	Line 29 divided by line 60 (expressed as percentages)
62	Line 45, divided by line 60 (expressed as percentages)
63	Line 59 divided by line 60 (expressed as percentages)
64	To report the percentages amount expressed on lines 61, 65, 66 and 67.
65	Report 2.5%
66	Percentage corresponding to the Countercyclical Capital buffer referred to on section c), subsection III, article 2 Bis 5
67	The SCCS amount on line 64 (expressed as a percentage of the total risk weighted assets) which is related to the banking institutions’ capital buffer for systemic character, in accordance with section b), subsection III, article 2 Bis 5.
68	Line 61 minus 7%
69	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

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70	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
71	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
72	Does not apply. The concept was deducted from the aggregate capital. See note of reference 18.
73	Does not apply. The concept was deducted from the aggregate capital. See note of reference 19.
74	Does not apply. The concept was deducted from the aggregate capital. See note of reference 20.
75	The amount, that does not exceed 10% of the difference between reference 6 and the sum of references 7 through 20, of the credited differed taxes assets resulting from temporary differences minus those corresponding to owed profit taxes not considered to set off other adjustments.
76	Preventive estimations for credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk.
77	1.25% of weighed assets per credit risk, corresponding to Transactions wherein the Standard Method to calculate the capital requirement by credit risk.
78	Positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
79	0.6 per cent of the weighted assets by credit risk, corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
80	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
81	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
82	Balance of instruments computed as capital in the basic portion by December 31, 2012 for the corresponding balance limit therein.
83	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 33.
84	Balance of instruments computed as capital in the complementary portion by December 31, 2012 for the corresponding balance limit therein.
85	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 47.

Note: * The aforementioned approach is more conservative than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

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Table II.1

Balance sheet figures

Reference of the balance sheet items	Balance sheet items	Amount shown in the balance sheet
	Assets	1,344,394
BG1	Funds Available	73,159
BG2	Margin accounts	2,460
BG3	Investment in securities	282,175
BG4	Debtors under sale and repurchase agreements	66,282
BG5	Securities loans)	-
BG6	Derivatives	147,087
BG7	Valuation adjustment for hedged financial assets	152
BG8	Total loan portfolio	633,328
BG9	Benefits to be received in securitization transactions	0
BG10	Other receivables (net)	78,889
BG11	Foreclosed assets (net	138
BG12	Property, furniture and fixtures (net)	8,497
BG13	Long-term investment in shares	30,533
BG14	Non-current assets held for sale	0
BG15	Deferred income taxes (net)	13,280
BG16	Other assets (net)	8,414
	Liabilities	1,210,777
BG17	Deposits	776,960
BG18	Bank and other loans	46,925
BG19	Creditors under sale and repurchase agreements	84,734
BG20	Securities loans	1
BG21	Collateral sold or pledged as guarantee	21,210
BG22	Derivatives	144,866
BG23	Valuation adjustment for hedged financial liabilities	(12)
BG24	Creditors from settlement of transactions	0
BG25	Other payables, deferred revenues and other advances	100,864
BG26	Subordinated debentures outstanding	34,886
BG27	Deferred income taxes (net)	0
BG28	Deferred revenues and other advances	342
	Shareholders' Equity	133,617
BG29	Paid-in capital	35,062
BG30	Other capital	98,554
	Memorandum accounts	3,926,023
BG31	Guarantees granted	0
BG32	Contingent assets and liabilities	44
BG33	Credit commitments	123,545
BG34	Assets in trust or mandate	177,897
BG35	Federal Government financial agent
BG36	Assets in custody or under administration	2,057,957
BG37	Collateral received by the entity	140,124
BG38	Collateral received and sold or pledged as guarantee	49,536
BG39	Investment bank operations on behalf of third parties	0
BG40	Uncollected interest earned on past due loan portfolio	535
BG41	Other accounts	1,376,384

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Table II.2

Regulatory concepts considered in the calculation of Net Capital components

Identifier	Regulatory concepts considered for the calculation of Net Capital components	Reference of the format for the disclosure of capital integration of section I hereof	Amount pursuant to the notes of the table Regulatory concepts considered for the calculation of Net Capital components	Reference(s) of balance sheet item and amount related with the regulatory concept considered for the calculation of Net Capital derived from the aforementioned reference
	Asset
1	Goodwill	8	1,735	BG16= 8,414 Minus: deferred charges and advance payments 1,034; intangibles 5,914; advance payments that are computed as risk assets 316; other assets are computed as risk assets 585
2	Intangible assets	9	5,914	BG16= 8,414 Minus: deferred charges and advance payments 1,034; intangibles 1,735; advance payments that are computed as risk assets 316; other assets that are computed as risk assets 585
3	Deferred income tax from tax losses carryforward and tax credits	10	0
4	Benefits to be received in securitization transactions	13	0
5	Defined benefit pension plan assets with no restriction and unlimited access	15	0
6	Investment in own-equity securities	16	26	BG3= 282,175 Minus: Reciprocal investments in common capital of financial entities 231; Investments in securities computed as risk assets 281,919
7	Reciprocal investments in common capital	17	0
8	Direct investments in the capital of financial entities wherein the institution does not hold more than 10% of the issued capital stock	18	0

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9	Indirect investment in capital of financial entities wherein the institution does not hold more than 10% of the issued capital stock	18	231	BG3= 282,175 Minus: Investment in own-equity securities 26; Investments in securities computed as risk assets 281,919
10	Direct investments in the capital of financial entities wherein the institution holds more than 10% of the issued capital stock	19	0
11	Indirect investment in capital of financial entities wherein the institution holds more than 10% of the issued capital stock	19	0
12	Deferred income tax from temporary differences	21	6,390	BG15= 13,280 Minus: Amount computed as risk asset 6,889
13	Reserves recognized as complementary capital	50	0	BG8= Total loan portfolio 633,328
14	Investments in subordinated debt	26 - B	0
15	Investments in multilateral entities	26 - D	0	BG13= 30,533 Minus: Investments in subsidiaries 27,684; Investments in clearing houses 449; Investments in associated companies 110; Other investments that are computed as risk assets 2291
16	Investments in associated companies	26 - E	27,684	BG13= 30,533 Minus: Investments in clearing houses 449; Investments in associated companies 110; Other investments that are computed as risk assets 2,291
17	Investments in risk capital	26 - F	0
18	Investments in investment corporations	26 - G	0
19	Financing for repurchase of own shares	26 - H	0

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20	Deferred charges and advance payments	26 - J	1,042	BG16= 8,414 Minus: intangible assets 7,649; others assets that are computed as risk assets 316; other assets are computed as risk assets 592
21	Deferred employee profit sharing (net)	26 - L	0
22	Defined benefit pension plan assets	26 - N	0
23	Investments in clearing houses	26 - P	449	BG13= 30,533 Minus: Investments in subsidiaries 27,684; Investments in associated companies 110; other investments that are computed as risk assets 2,291
	Liabilities
24	Deferred income tax related to goodwill	8	0
25	Deferred income tax related to other intangible assets	9	0
26	Provision for defined benefit pension plan with no restriction and unlimited access	15	0
27	Deferred income tax related to defined benefit pension plan	15	0
28	Deferred income tax related to other items	21	0
29	Subordinated liabilities that meets with Exhibit 1-R	31	0
30	Subordinated liabilities subject to transitoriness that compute as basic capital 2	33	0
31	Subordinated liabilities that meets with Exhibit 1-S	46	0
32	Subordinated obligations subject to transitoriness that compute as complementary capital	47	0
33	Deferred income tax related to deferred charges and advance payments	26 - J	0
	Shareholders' Equity
34	Paid-in capital that meets with Exhibit 1-Q	1	35,062	BG29
35	Retained earnings	2	63,098	BG30= 98,554 Minus: other items of earned capital 35,447, cumulative effect of conversion 9
36	Result from valuation of cash flow hedge instruments	3	0

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37	Other items of earned capital	3	35,447	BG30= 98,554 Minus: Retained earnings 63,098, cumulative effect of conversion 9
38	Paid-in capital that meets with Exhibit 1-R	31	9,590	BG26= 34,886 Plus: Subordinated debt instruments non-convertible 25,296
39	Paid-in capital that meets with Exhibit 1-S	46	25,296	BG26= 34,886 Plus: Subordinated debt instruments convertible 9,590
40	Result from valuation of cash flow hedge instruments	03, 11	0
41	Cumulative effect from conversion	3, 26 - A	0
42	Result from ownership of non-monetary assets	3, 26 - A	0
	Accounts in order
43	Positions in First Losses Schemes	26 - K	0
	Regulatory concepts not considered in the balance sheet
44	Reserves pending constitution	12	0
45	Profit or increase of the value of assets from the purchase of securitization positions (Originating Institutions)	26 - C	0
46	Transactions that breach the provisions	26 - I	0
47	Transactions with Relevant Related Persons	26 - M	0
48	Repealed		0

Table II.3

Notes to table III.2 "Regulatory concepts considered for the calculation of Net Capital components"

Identifier	Description
1	Commercial credit.
2	Intangibles, without including commercial credit.
3	Credited differed profit taxes originating from fiscal losses and credits.
4	Benefits regarding the remnant of securitization transactions.
5	Investments of pension plan for defined benefits without unrestrictive and unlimited access.
6	Any share that the Institution acquires pursuant to the provisions of the Law, that have not been subtracted; considering those amounts acquired through investments in securities indexes and the amount corresponding to investments in investment funds other than those provided by reference 18.
7	Investments in shares in corporations other than financial entities referred to by item f) of fraction I of Article 2 Bis 6 hereof, that are in turn, directly or indirectly shareholders of the Institution itself, of the financial group's holding company, of the remaining financial entities that comprise the group to which the Institution belongs or financial affiliates of the latter, considering those investments corresponding to investment funds other than those provided by reference 18.
8	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
9	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
10	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.

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11	Indirect investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
12	Credited differed profit taxes originating from temporary differences.
13	Preventive estimates for credit risk up to a sum of 1.25% of the weighted assets by credit risk, corresponding to Transactions wherein the Standard Method is used to calculate the capital requirement by credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate the Expected Losses, up to an amount that does not exceed of 0.6 per cent of the weighted assets by credit risk, corresponding to Transactions where the method based in internal qualifications is used to calculate the capital requirement by credit risk.
14	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
15	Investments in development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.
16	Investments in shares of corporations related with the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment corporations and investments in indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
17	Investments made in development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
18	Investments in shares, other than fix capital, of listed investment corporations, wherein the Institution holds more than 15 per cent of shareholders' equity of the aforementioned investment corporation, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the previous references.
19	Any type of contributions which resources are destined to the purchase of shares of the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or the latter's financial affiliates, pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
20	Differed charges and early payments.
21	Workers' share in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
22	Investments of the pension plan for benefits defined that have to be deducted according with Article 2 Bis 8 hereof.
23	Investments or contributions, directly or indirectly, in the corporation's capital or in trust estate or other type of similar figures that have the purpose of setting off and liquidating Transactions executed in the stock market, unless the share in such corporations or trusts in the former pursuant to item f) fraction I of Article 2 Bis 6.
24	Owed differed taxes to profit originating from temporary differences related to commercial credit.
25	Owed differed taxes to profit originated from temporary differences related to other intangibles (other than commercial credit).
26	Liabilities of the pension plan for benefits defined related to investments of the pension plan for defined benefits.
27	Owed differed taxes originated from temporary differences related to the pension plan for defined benefits.
28	Owed differed profit taxes originated from temporary differences other than those of references 24, 25, 27 and 33
29	Amount of subordinated obligations that meet with Exhibit 1-R hereof.
30	Amount of subordinated obligations subject to transience that are computed as Non-Fundamental Capital.
31	Amount of subordinated obligations that meet with Exhibit 1-S hereof.
32	Amount of subordinated obligations subject to transience that compute as ancillary capital.
33	Owed differed profit taxes originated from temporary differences related to differed charges and early payments.
34	Amount of capital contributed that meets the provisions of Exhibit 1-Q hereof.
35	Result of the previous fiscal years.
36	Result for the assessment of cash flow hedging instruments from covered entries assessed at reasonable value.
37	Net result and result for the assessment of titles available for sale.
38	Amount of capital contributed that meets the provisions of Exhibit 1-R hereof.
39	Amount of capital contributed that meets the provisions of Exhibit 1-S hereof.
40	Result for the assessment of cash flow hedging instruments from covered entries assessed at capitalized cost.
41	Accrued effect by conversion.
42	Result for ownership of non-monetary assets.
43	Positions related with the First Losses Scheme wherein risk is preserved or credit protection provided until certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
44	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
45	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or an increase in the value of their assets with respect to assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
46	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
47	The aggregate amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.

Earnings Release | 2Q.2019
Banco Santander México

Table III.1

Positions exposed to market risks per risk factor

Concept	Amount of equivalent positions	Capital Requirement
Transactions in national currency with nominal rate	88,267	7,061
Transactions with debt instruments in national currency with surtax and reviewable rate	578	46
Transactions in national currency with real rate or denominated in UDIs	6,761	541
Transactions in national currency with yield rate referred to the increase of the General Minimum Wage	10,623	850
Positions in UDIs or with yield referred to INPC	49	4
Positions in national currency with yield rate referred to the increase of the General Minimum Wage	365	29
Transactions in foreign currency with nominal rate	46,603	3,728
Positions in foreign currency or with yield indexed to the exchange rate	9,639	771
Positions in shares or with yield indexed to the price of one share or set of shares	5,822	466
Positions in commodities	0	0
Impact Capital requirement for Gamma and Vega	0	0

Table III.2

Assets weighted subject to credit risk by risk group

Concept	Risk weighted assets	Capital Requirement
Group I-A (weighted at 0%)	0	0
Group I-A (weighted at 10%)	0	0
Group I-A (weighted at 20%)	0	0
Group I-B (weighted at 2%)	234	19
Group I-B (weighted at 4.0%)	0	0
Group II (weighted at 0%)	0	0
Group II (weighted at 20%)	5,589	447
Group II (weighted at 50%)	0	0
Group II (weighted at 100%)	31,996	2,560
Group II (weighted at 120%)	0	0
Group II (weighted at 150%)	0	0
Group III (weighted at 2.5%)	0	0
Group III (weighted at 10%)	0	0
Group III (weighted at 11.5%)	0	0
Group III (weighted at 20%)	36,146	2,892
Group III (weighted at 23%)	2,456	196
Group III (weighted at 25%)	0	0
Group III (weighted at 28.75%)	0	0
Group III (weighted at 50%)	15	1
Group III (weighted at 57.5%)	0	0
Group III (weighted at 60%)	0	0
Group III (weighted at 75%)	0	0
Group III (weighted at 100%)	38,296	3,064

Earnings Release | 2Q.2019
Banco Santander México

Group III (weighted at 115%)	0	0
Group III (weighted at 120%)	3	0
Group III (weighted at 138%)	0	0
Group III (weighted at 150%)	0	0
Group III (weighted at 172.5%)	0	0
Group IV (weighted at 0%)	0	0
Group IV (weighted at 20%)	10,209	817
Group V (weighted at 10%)	0	0
Group V (weighted at 20%)	6,324	506
Group V (weighted at 50%)	0	0
Group V (weighted at 115%)	0	0
Group V (weighted at 150%)	0	0
Group VI (weighted at 20%)	0	0
Group VI (weighted at 50%)	31,731	2,538
Group VI (weighted at 75%)	12,447	996
Group VI (weighted at 100%)	42,177	3,374
Group VI (weighted at 120%)	0	0
Group VI (weighted at 150%)	0	0
Group VI (weighted at 172.5%)	0	0
Group VII-A (weighted at 10%)	0	0
Group VII-A (weighted at 11.5%)	0	0
Group VII-A (weighted at 20%)	14,747	1,180
Group VII-A (weighted at 23%)	0	0
Group VII-A (weighted at 50%)	4,303	344
Group VII-A (weighted at 57.5%)	0	0
Group VII-A (weighted at 100%)	108,843	8,707
Group VII-A (weighted at 115%)	0	0
Group VII-A (weighted at 120%)	0	0
Group VII-A (weighted at 138%)	0	0
Group VII-A (weighted at 150%)	3	0
Group VII-A (weighted at 172.5%)	0	0
Group VII-B (weighted at 0%)	0	0
Group VII-B (weighted at 20%)	0	0
Group VII-B (weighted at 23%)	0	0
Group VII-B weighted at 50%)	1,297	104
Group VII-B weighted at 57.5%)	8,758	701
Group VII-B (weighted at 100%)	46,346	3,708
Group VII-B (weighted at 115%)	0	0
Group VII-B (weighted at 120%)	0	0
Group VII-B (weighted at 138%)	0	0
Group VII-B (weighted at 150%)	0	0
Group VII-B (weighted at 172.5%)	0	0
Group VIII (weighted at 115%)	1,993	159
Group VIII (weighted at 150%)	4,158	333
Group IX (weighted at 100%)	67,785	5,423
Group IX (weighted at 115%)	0	0
Group IX (weighted at 150%)	0	0
Group X (weighted at 1250%)	1,535	123
Other Assets (weighted at 0%)	0	0
Other Assets (weighted at 100%)	18,069	1,446
Credit Valuation Adjustment on Derivative Operations	30,507	2,441
Re-securitization with Risk Degree 1 (weighted at 20%)	8,443	675
Re-securitization with Risk Degree 2 (weighted at 50%)	0	0
Re-securitization with Risk Degree 3 (weighted at 100%)	0	0
Re-securitization with Risk Degree 4 (weighted at 350%)	0	0
Re-securitization with Risk Degree 4, o 5 or Not qualified (weighted at 1250%)	3,553	284
ReRe-securitization with Risk Degree 1 (weighted at 40%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 100%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 225%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 650%)	0	0
ReRe-securitization with Risk Degree 4, 5 or Not qualified (weighted at 1250%)	0	0

Earnings Release | 2Q.2019
Banco Santander México

Table III.3

Assets weighted subject to operational risk

Method	Risk weighted Assets	Capital Requirement
STANDARD ALTERNATIVE METHOD	51,226	4,098

Average of requirement by market and credit risk of the last 36 months		Average of annual positive net income of the last 36 months
0		53,742

Table IV.1

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander México, S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX41BS060013
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series F Shares
8	Amount acknowledge of regulatory capital	$15,210,402,155.77
9	Instrument's par value	$3.78
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Earnings Release | 2Q.2019
Banco Santander México

Table IV.1.2

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander México, S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX41BS060005
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series B Shares
8	Amount acknowledge of regulatory capital	$14,588,587,852.93
9	Instrument's par value	$3.78
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Earnings Release | 2Q.2019
Banco Santander México

Table IV.1.3

Main characteristics of titles that are part of the Net Capital

Reference	Item	Characteristics
1	Issuer	Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
2	ISIN, CUSIP or Bloomberg Identifier		ISIN	CUSIP
		144A	US05969BAC72	05969BAC7
		Reg S	USP1507SAG23	P1507SAG2
3	Governing Law	The Indenture and the Notes will be governed by, and construed in accordance with, the law of the State of New York. All additional dispositions related to the determination of Suspension Periods, a Trigger Event (leading to a Writedown), Interest Payment cancellation, Optional Redemption or, the ranking and subordination of the Notes, will be governed by, and construed in accordance with, Mexican Law, as established in the Indenture and the Notes.
Regulatory Treatment
4	Capital category the Note qualifies as, based on Article 3, Transitory, Resolution 50th	N.A.
5	Capital category the Note qualifies as, based on Annexes 1-Q, 1-R and 1-S	“Tier 2” or Supplementary Capital (Capital Complementario).
6	Instrument seniority within the Group	Subordinated Debt issued by our Credit Institution.
7	Type of Instrument	Tier 2 Subordinated Preferred Capital Notes.
8	Amount acknowledged as regulatory capital	$25,145,225,839.39
9	Instrument's Face Value	$24,971,310,000.00 (USD $1,300,000,000.00)
9A	Currency	USD.
10	Accounting Classification	Subordinated Debt.
11	Issuance Date	October 1, 2018.

Earnings Release | 2Q.2019
Banco Santander México

12	Type of Expiration	Expiration Date.
13	Expiration Date	October 1, 2028.
14	Optional Redemption	Subject to certain conditions, the Issuer may redeem the Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, (i) in whole or in part, only on the Optional Redemption Date or (ii) in whole, but not in part, at any date by means of the existence a Withholding Tax Redemption event or a Special Redemption event.
15	Optional Redemption Date	October 1, 2023.
15A	Does the early redemption clause contemplates Regulatory or Fiscal Events?

Yes.

Withholding Tax Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to the Capital Notes, plus Additional Amounts, if any, in whole but not in part, prior to the Maturity Date as a result of certain changes in tax law affecting the Notes and resulting in a higher withholding tax applicable to interest payments under the Notes, subject to the satisfaction of certain conditions.

Special Event Redemption: The Issuer may redeem the Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, in whole but not in part, upon the occurrence of a Special Event (which event happens upon the occurrence of certain changes in capital treatment or tax deductibility of payments under the Notes and the satisfaction of certain conditions).

15B	Liquidation price for an early redemption	Upon an early redemption, the Notes would be repaid at par plus accrued and unpaid interest due on, or with respect to, the Notes, plus Additional Amounts, if any.
16	Subsequent early redemption dates	None, except for early redemptions caused by a Withholding Tax Redemption event or a Special Redemption event, which can be made at any date before Maturity Date.
Yields / Dividends
17	Type of Interest Rate	Fixed Rate with only one reset date at the Optional Redemption Date.
18	Interest Rate	5.95%.
19	Dividend Stopper Clause:	Subject to certain exceptions, the Issuer will not be allowed to make certain distributions during a Suspension Period, including (i) dividends or distributions on capital stock, (ii) make any payment of the Issuer’s debt securities that rank pari passu with or junior in right of payment and in liquidation to the Notes; or (iii) make any guaranty payments with respect to any guaranty of the debt securities of its subsidiaries if such guaranty ranks pari passu with or junior in right of payment and in liquidation to the Notes.
20	Are Interest Payments discretionary?	Interest Payments are Mandatory.
21	Interest increase / Step-Up clause	No.
22	Are coupon payments cumulative?

Cumulative.

The Issuer will have the right to and will defer, but not cancel (except pursuant to a Write-Down), payment of interest and principal due on the Notes, if the CNBV institutes certain corrective measures against the Issuer if the Issuer is classified as Class III (or equivalent classification under any successor provisions) or below under the Mexican Capitalization Requirements. Payments of interest due on the Notes will be cumulative. Subject to the occurrence of one or more Write-Downs, a Suspension Period shall terminate and the payment of interest due on the Notes and payment of principal thereof will resume when the related Mexican Regulatory Event has terminated.

23	Convertibility of the instrument	N.A.
24	Convertibility conditions	N.A.

Earnings Release | 2Q.2019
Banco Santander México

25	Degree of convertibility	N.A.
26	Conversion rate	N.A.
27	Type of Conversion	N.A.
28	Type of shares into which the title is converted	N.A.
29	Issuer of such capital instrument	N.A.
30	Write-Down Mechanism	Yes.
31	Write-Down Trigger Events

A “Trigger Event” will be deemed to have occurred if (i) the CNBV publishes a determination, in its official publication of capitalization levels for Mexican banks, that Banco Santander Mexico’s Fundamental Capital Ratio, as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 4.5%, or (ii) both (A) the CNBV notifies the Issuer that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of Banco Santander Mexico’s license has occurred resulting from (x) the Issuer’s non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (y) the Issuer’s non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) the Issuer has not cured such cause for revocation, by (a) complying with such corrective measures, or (b)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) transferring at least seventy five percent (75%) of its shares to an irrevocable trust and (3) not being classified in Class III, IV, or V, or (c) remedying any capital deficiency, , in each case, on or before the third (in the case of (A)(z)) or seventh (in the case of (A)(x) or (y)) business day in Mexico, as applicable, following the date on which the CNBV notifies the Issuer of such determination..

32	Write-Down Amount	“Write-Down Amount” means an (i) amount that would be sufficient, together with any concurrent pro rata write down of any other loss-absorbing instruments issued by us and then outstanding, to return Banco Santander Mexico’s Fundamental Capital to the levels required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks, or (ii) if any Write-Down of the Current Principal Amount, together with any concurrent pro rata write down of any other loss-absorbing instruments issued by us and then outstanding, would be insufficient to return Banco Santander Mexico’s Fundamental Capital to the levels required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks, the amount necessary to reduce the Current Principal Amount of each outstanding Capital Note to zero.
33	Write-Up Mechanism	N.A., Write-Down, if applied, will be permanent.
34	Mechanism for temporary Write-Down	N.A.
35	Ranking of the Capital Notes in a liquidation event	The Notes constitute subordinated preferred indebtedness, and will rank (i) subordinate and junior in right of payment and in liquidation to all of the Issuer’s present and future senior indebtedness, (ii) pari passu without preference among themselves and with all of the Issuer’s present and future unsecured subordinated preferred indebtedness and (iii) senior only to all of the Issuer’s present and future subordinated non-preferred indebtedness and all classes of the Issuer’s equity or capital stock..
36	Does any characteristic of the Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	No.
37	Specify which characteristics of the Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	N.A.

Earnings Release | 2Q.2019
Banco Santander México

Table IV.1.4

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
2	ISIN, CUSIP or Bloomberg Identifier	ISIN: US40053CAA36 CUSIP: 40053C AA3 BMV Ticker: BSMX 17
3	Governing Law	The Capital Notes and the Indenture are governed by, and construed in accordance with the laws of New York, except that the ranking and subordination provisions, provisions related to mandatory cancellation of interest, provisions relating to conversion, provisions relating to a withholding tax redemption or a special redemption and the waiver of the right to set-off by the holders of the Capital Notes and by the Trustee acting on behalf of the holders with respect to the Capital Notes will be governed by and construed in accordance with the laws of Mexico.
Regulatory Treatment
4	Level of capital with transitory	N.A.
5	Level of capital without transitory	Tier 1 Capital (Capital Básico No Fundamental).
6	Instrument level within the Group	Subordinated Debt issued from our Credit Institution.
7	Type of Instrument	Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes.
8	Amount acknowledged as regulatory capital	$9,018,160,682.00
9	Instrument's Face Value	$9,604,350,000.00 (USD $500,000,000.00)
9A	Currency	USD.
10	Accounting Classification	Principal is accounted as debt, coupon payments are accounted as capital.
11	Issuance Date	December 23, 2016.
12	Type of Expiration	Perpetuity.
13	Expiration Date	N.A.
14	Optional Redemption

Subject to certain conditions, the Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, (i) in whole or in part, only on the Optional Redemption Dates or (ii) in whole at any date by means of the existence a Withholding Tax Event or a Special Event.

15	First Optional Redemption Date	January 20, 2022.
15A	Does the early redemption clause contemplates Regulatory or Fiscal Events?

Yes.

Withholding Tax Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to the Capital Notes, plus Additional Amounts, if any, in whole but not in part, prior to the Maturity Date as a result of certain changes in tax law affecting the, and resulting in a higher, withholding tax applicable to interest payments under the Capital Notes, subject to the satisfaction of certain conditions.

Special Event Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, in whole but not in part, upon the occurrence of a Special Event (which event happens upon the occurrence of certain changes in capital treatment or tax deductibility of payments under the Capital Notes and the satisfaction of certain conditions).

Earnings Release | 2Q.2019
Banco Santander México

15B	Liquidation price for an early redemption	Upon an early redemption, Capital Notes would be repaid at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any,
16	Subsequent early redemption dates	Every Interest Payment Date after the First Optional Redemption Date. Early redemptions caused by a Withholding Event or a Special Event, which can be made at any date.
Yields / Dividends
17	Type of Interest Rate	Fixed with reset dates on the First Redemption Date and every fifth anniversary thereafter.
18	Interest Rate	8.50%.
19	Dividend Stopper Clause

Unless the most recent payable accrued interests and any Additional Interest on the Capital Notes have been paid, the Issuer shall not: (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of its capital stock; or (ii) make any payment of premium, if any, or interest on or repay, repurchase or redeem any of its Subordinated Non-Preferred Indebtedness.

20	Are Interest Payments discretionary

Completely Discretionary.

(a) Interest is payable solely at the Issuer’s discretion, and no amount of interest shall become due and payable in respect of the relevant interest period to the extent that it has been canceled by the Issuer (in whole or in part) at its sole discretion and/or has been canceled as a result of the occurrence and continuation of an Interest Cancellation Event; and (b) a cancellation of interest (in whole or in part) shall not constitute a default.

21	Interest increase / Step-Up clause	No.
22	Are Coupon Payments Cumulative?	No.
23	Convertibility of the instrument	Yes.
24	Conversion Trigger Events

A Conversion Trigger Event shall occur:

(i) the Business Day in Mexico following the publication of a determination by the CNBV, in its official publication of capitalization levels for Mexican banks, that Banco Santander México’s Fundamental Capital Ratio, as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 5.125%;

(ii) if both (A) the CNBV notifies Banco Santander México that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of Banco Santander México’s license has occurred resulting from (x) Banco Santander México’s assets being insufficient to satisfy its liabilities, (y) Banco Santander México’s non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (z) Banco Santander México’s non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) Banco Santander México has not cured such cause for revocation, by (x) complying with such corrective measures, or (y)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) not being classified in Class III, IV or V, and (3) transferring at least 75% of its shares to an irrevocable trust, or (z) remedying any capital deficiency, in each case, on or before the third or seventh calendar day in Mexico, as applicable, following the date on which the CNBV notifies Banco Santander México of such determination;

(iii) if the Banking Stability Committee, which is a committee formed by the CNBV, the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público), Banco de México and the IPAB, determines pursuant to Article 29 Bis 6 of the Mexican Banking Law that, under Article 148, Section II, paragraphs (a) and (b) of the Mexican Banking Law, financial assistance is required by Banco Santander México to avoid revocation of its license because Banco Santander México’s assets are insufficient to satisfy Banco Santander México’s liabilities, or Banco Santander México’s failure to comply with corrective measures, to comply with capitalization requirements, or to satisfy certain liabilities when due, as a means to maintain the solvency of the Mexican financial system or to avoid risks affecting the Mexican payments system and such determination is either made public or notified to Banco Santander México (for the avoidance of doubt, pursuant to Annex 1-R of the general rules applicable to Mexican banks, a Conversion Trigger Event shall occur if financial assistance or other loans shall be granted to the Bank pursuant to Article 148, Section II, paragraphs (a) and (b) of the Mexican Banking Law)

Earnings Release | 2Q.2019
Banco Santander México

25	Conversion Amount	“Conversion Amount” means: (i) a conversion of the then Current Principal Amount of Capital Notes in an amount that would be sufficient, and together with any concurrent pro rata write-down or conversion of any other Subordinated Non-Preferred Indebtedness issued by Banco Santander México and then outstanding, to return Banco Santander México’s Fundamental Capital Ratio to the then-applicable Fundamental Capital Ratio required by the CNBV in accordance with Section IV, c), 1 of Annex 1-R of the general rules applicable to Mexican banks or any successor regulation; or, if no such amount, together with any such concurrent pro rata write-down or conversion, would be sufficient to so restore Banco Santander México’s Fundamental Capital Ratio to the aforementioned amount, then (ii) conversion of the then Current Principal Amount of Notes in the amount necessary to reduce the principal amount of each outstanding Note to zero.
26	Conversion Price

The conversion price shall be, if the Ordinary Shares are:

(i) then admitted to trading on the Mexican Stock Exchange, the higher of: (x) the volume weighted average of the Ordinary Shares closing price on the Mexican Stock Exchange for the thirty (30) consecutive Business Days immediately preceding the Conversion Date, with each closing price for the thirty (30) consecutive Business Days being converted from Mexican pesos into U.S. dollars at the then-prevailing exchange rate; or (y) floor price of Ps.20.30 converted into U.S. dollars at the then-prevailing exchange rate;

(ii) not then admitted to trading on the Mexican Stock Exchange, the floor price of Ps.20.30 converted into U.S. dollars at the then-prevailing exchange rate.

The conversion price shall be subject to certain anti-dilution adjustments.

27	Type of Conversion	Mandatory.
28	Type of shares into which the title is converted	Banco Santander México’s Series F shares (common shares).
29	Issuer of such capital instrument	Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
30	Write-Down Mechanism	N.A.
31	Write-Down Trigger Events	N.A.
32	Write-Down Amount	N.A.
33	Write-Up Mechanism	N.A.
34	Mechanism for temporary Write-Down	N.A.
35	Ranking of the Capital Notes in a liquidation event	The Capital Notes will represent the Issuer’s general, unsecured and subordinated obligations. The Capital Notes constitute Subordinated Non-Preferred Indebtedness and will rank (i) subordinate and junior in right of payment and in liquidation to all of the Issuer’s present and future Senior Indebtedness and Subordinated Preferred Indebtedness, (ii) pari passu without preference among themselves and with all of the Issuer’s present and future other unsecured Subordinated Non-Preferred Indebtedness and (iii) senior only to all classes of the Issuer’s capital stock.
36	Does any characteristic of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	No.
37	Specify which characteristics of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	N.A.

The information relating to Annex 1-O Capitalization Ratio Santander Consumo, Santander Hipotecario and Santander Inclusión Financiera is available on the website

www.santander.com.mx/ir

Earnings Release | 2Q.2019
Banco Santander México

Leverage ratio

Table I.1
Integration of the main sources of leverage
Reference	Item	Jun-19
1	On-balance sheet items (excluding derivatives and SFTs, but including collateral)	1,131,025
2	(Asset amounts deducted in determining Basel III Tier 1 capital)	(43,462)
3	Total on-balance sheet exposures (excluding derivatives and SFTs) (sum of lines 1 and 2)	1,087,562
Derivative exposures
4	Replacement cost associated with all derivatives transactions (ie net of eligible cash variation margin)	26,576
5	Add-on amounts for PFE associated with all derivatives transactions	46,040
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	0
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	0
8	(Exempted CCP leg of client-cleared trade exposures)	0
9	Adjusted effective notional amount of written credit derivatives	0
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)	0
11	Total derivative exposures (sum of lines 4 to 10)	72,616
Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	115,256
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	(49,092)
14	CCR exposure for SFT assets	694
15	Agent transaction exposures	0
16	Total securities financing transaction exposures (sum of lines 12 to 15)	66,858
Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	123,545
18	(Adjustments for conversion to credit equivalent amounts)	(50,357)
19	Off-balance sheet items (sum of lines 17 and 18)	73,189
Capital and total exposures
20	Tier 1 capital	99,735
21	Total exposures (sum of lines 3, 11, 16 and 19)	1,300,225
Leverage ratio
22	Basel III leverage ratio	7.67%

Earnings Release | 2Q.2019
Banco Santander México

Table II.1
Comparison total assets and assets adjusted
Reference	Item	Jun-19
1	Total consolidated assets as per published financial statements	1,344,394
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	0
3	Adjustment for fiduciary assets recognised on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	(43,462)
4	Adjustments for derivative financial instruments	(74,471)
5	Adjustment for securities financing transactions	576
6	Adjustment for off-balance sheet items	73,189
7	Other adjustments	0
8	Leverage ratio exposure	1,300,225

Table III.1
Conciliation of total assets and exposure in the balance
Reference	Item	Jun-19
1	Total consolidated assets as per published financial statements	1,344,394
2	operative derivative financial instruments	(147,087)
3	operative securities financing transactions	(66,282)
4	Trust assets recognized in the balance sheet under the accounting framework, but excluded from the exposure measure of the leverage ratio	0
	On-balance exposure	1,131,025

Table IV.1
Variation of the elements
	Mar-19	Jun-19
Concept/Quarter	T-1	T	Variation (%)
Basic Capital	99,934	99,735	(0)
Adjusted assets	1,262,217	1,300,225	3
Leverage Ratio	7.92%	7.67%

The information relating to Annex 1-O Leverage Ratio is available on the website

www.santander.com.mx/ir

Earnings Release | 2Q.2019
Banco Santander México

15. Risk Diversification

Pursuant to the general rules for risk diversification in the performance of borrowing and lending transactions applicable to credit institutions, published in the Federal official Gazette on April 30th, 2003, the following information with respect to credit risk transactions as of June 30th, 2019, is provided:

- As of June 30, 2019 the Bank did not grant financing to debtors or groups of individuals representing single common risk greater than the amount of core capital Bank.

- Loans granted to the three major debtors or groups of persons representing a common risk for a total amount of Ps.48,466 million representing the 48.59% of the basic capital of the Bank.

16. Internal and external Sources of Liquidity

Financial sources of liquidity in domestic and foreign currency come from the different savings products that Banco Santander México offers to its clients; mainly checking accounts and time deposits.

An additional internal source of liquidity is the collection of fees, interests and principal amounts of the loans that the Bank grants to its clients.

With respect to external sources of liquidity, the Bank has access to the local and foreign capital markets through different alternatives that range from the issuance of senior and subordinated debt as well as the issuance of other debt or equity instruments. Santander México also obtains funding from other institutions including the Mexican Central Bank, development banks, commercial banks, and other institutions.

Banco Santander México may also obtain liquidity via sale and repurchase agreements (short-term repos) over securities it holds in its investment portfolio. Additionally, the Bank could obtain liquidity through the sale of assets.

17. Dividends Policy

Banco Santander México performs the payment of dividends pursuant to the applicable legal, administrative, fiscal and accounting rules, based in the results obtained by Banco Santander México. The payment of dividends is discussed in the Ordinary General Stockholders’ Meeting, which is the body that orders and approves the payment of dividends to the stockholders.

18. Treasury Policies

The activities of Banco Santander México’s treasury are performed pursuant to the following:

a)	In compliance with the provisions issued by the different authorities of the financial system for bank institutions, such as guidelines for lending and borrowing transactions, accounting rules, liquidity ratios, regulatory matching, capacity of the payment systems, etc.

b)	Internal limits for market, liquidity and credit risks that are reviewed and approved by appropriate committees, i.e., there are limits established and independent for treasury activities for the management of the assets and liabilities of the bank with respect to the market and liquidity risk derived from such management, as well as the limits regarding counterparty risk derived from the daily transactions. The treasury is responsible for their activities within the limits allowed to manage their risk.

c)	Compliance with the guidelines stipulated by national and international standard agreements regarding transactions performed in markets.

d)	Sound market practices.

e)	Strategies proposed in the banks internal committees.

f)	Compliance with the operation procedures of the institution.

19. Shareholding
Subsidiaries	% of interest

Santander Consumo, S.A de C.V., SOFOM, E.R.	99.99
Santander Vivienda, S.A. de C.V., SOFOM, E.R.	99.99
Santander Inclusion Financiera, S.A. de C.V., SOFOM, E.R.	99.99
Centro de Capacitación Santander, A.C.	99.99
Banco Santander, S.A. F-100740	99.99
Fideicomiso GFSSLPT Banco Santander, S.A.	89.14
Santander Servicios Corporativos, S.A. de C.V.	99.99
Santander Servicios Especializados, S.A. de C.V.	99.99
Santander Tecnología México, S.A. de C.V.	99.99

Earnings Release | 2Q.2019
Banco Santander México

20. Internal Control

The activities of Banco Santander Mexico are governed by the current legislations of the local regulator and for a series of guidelines established by his holding company, Banco Santander, whose headquarters are located in Madrid.

For the compliance of the regulations in force, Santander México has developed and implemented an Internal Control Model (ICM) which includes the participation of the Board of Directors, the statutory advisor, the Audit Committee, the Internal Audit Department, the General Direction, the Executive Direction of Non-Financial Risks (Internal Control Unit), Financial Control Department and the Regulatory Control Department.

The ICM is based in the identification and documentation of the main risks and the annual assessment of the controls that are created to mitigate such risks. ICM guarantees, among other aspects, design and execution of controls, establishment and updating of measures and controls that promote the compliance with the internal and external regulations, such as the Committee of Sponsoring Organizations of the Tradeway Commission (COSO) guidelines and the proper operation of the financial data processing systems.

The internal control system includes:

The implementation of an organizational structure has allowed the development and growth of the bank. Such structure is constituted as follows:

CEO and General Direction

The following functions report to the President and CEO:

▪	Deputy General of intervention and Management Control

▪	Deputy General Direction of Technology and Operations

▪	Executive Direction of Human Resources

▪	Deputy General Direction of Corporate Resources and Recoveries

▪	Deputy General Direction of Legal Affairs and Compliance

▪	Chief Financial Officer

▪	Vice-president of Commercial Banking:

-	Deputy General Direction Network Commercial

-	Deputy General Direction of Specialized Business

-	Deputy General Direction of Strategy of Business

-	Executive Direction of Commercial Planning

-	Deputy General Direction of Transformation and Digital Banking

-	Executive Direction of Strategy Clients

▪	Deputy General Direction of Corporate & Investment Banking

▪	Deputy General Direction of Enterprises and Institutions

▪	Deputy General Direction of Risk

▪	Deputy General Direction of Public Affairs and Strategy

▪	Chief Audit Executive

The roles and responsibilities of each direction have been stipulated in order to optimize the performance of the activities of Santander México.

The Organization area related to the Executive Direction of Processes and Change Management (Reglamentación perteneciente a la Dirección Ejecutiva de Organización), via manuals, circulars and bulletins, governs the activities of the bank; likewise, the Regulatory Control Department has established a general Code of Conduct that every employee of Santander México has to follow.

The structure of Santander México includes the constitution of a Board of Directors, which establishes the objectives, the policies and general procedures of Santander México, the appointment of directors and the constitution of committees that are to supervise the development of the activities of Santander México.

Earnings Release | 2Q.2019
Banco Santander México

The committees that supervise the development of the entities that constitute Banco Santander México, created and reported to the Board of Directors, are:

▪	Audit Committee

▪	Corporate Practices, Nominating and Compensation Committee

▪	Risk Management Committee

▪	Remuneration Committee

▪	Communication and Control Committee

The registration, control and storage of the daily activities of Santander México are carried out by systems mainly designed and focused on the banking and brokerage activity. The common platform for such purposes is known as ALTAIR and it is applied by all the entities in Latin America that are part of Banco Santander (España).

Loans portfolio and transactions of commercial banking of the bank are controlled and registered at ALTAIR. Treasury activities are controlled and registered in computer platforms and the operations are centralized for its accounting registration in ALTAIR. Such platforms comply with the parameters stipulated by the CNBV with respect to reliability and accuracy.

Santander México is regulated by the CNBV, and therefore, the financial statements are prepared according to the accounting practices stipulated by such Commission via the issue of accounting circulars, general official letters and particular official letters regarding the accounting registration of transactions. For such purposes, the accounting system of Santander México has been structured with an accounts catalog stipulated by the Commission, and all the reports come from such system and comply with the applicable provisions.

Within Santander México, there is an independent area of Internal Audit, whose mission is to oversee the compliance, efficacy and efficiency of the internal control systems of the Bank, as well as the reliability and quality of the accounting information.

To achieve so, Internal Audit verifies that the risks inherent to the activity of Santander México are properly covered and the policies stipulated by the Direction, the applicable internal and external regulations and the procedures are observed.

The results of the activities of Internal Audit are reported on regular basis to the General Direction, the Audit Committee and the Board of Directors. Among other issues, the results of the audits performed to the different business units of the companies that constitute Santander México and the follow up of the recommendations provided to the different areas and/ or entities are informed.

Internal Audit has a quality system oriented to the client satisfaction focus on continuous process improvement, which has been subject to a successful Quality Assurance Review (QAR) during 2014.

In summary, Internal Control of Santander México includes the continuous development, implementation and updating of an internal control model where all the areas of the bank have an active role.

During the quarter, there have been no changes to the internal controls and internal audit guidelines.

21. Transactions with related parties

Receivable
Funds available	2,280
Debtors under sale and repurchase agreements	1,736
Derivatives (asset)	57,230
Performing loan portfolio	6,645
Other receivables, (net)	8,339
Intangible assets (IT Development)	1,072

Payable
Time deposits	1,930
Demand deposits	5,958
Credit instruments issued	973
Creditors under sale and repurchase agreements	7,283
Derivatives (liability)	42,254
Other payables	17,419
Creditors from settlement of transactions	4,248
Subordinated debentures	27,480

Revenues
Interest	137
Premium on sale and repurchase agreements	67
Others	94

Net Commissions	3,216
Net gain (loss) on financial assets and liabilities	(14,128)

Expenses
Interest	1,299
Administrative expenses	486
Technical assistance	841

Earnings Release | 2Q.2019
Banco Santander México

22. Interests on loan portfolio
As of June 30th, 2019, the consolidated income statement includes, in the item "Interest income", Ps.43,985 million that correspond to interests from the loan portfolio of Banco Santander México, S.A., Santander Consumo, S.A. de C.V. SOFOM E.R. and Santander Vivienda, S.A. de C.V. SOFOM E.R.

23. Integral Risk Management (unaudited)

Risk management is considered by Banco Santander as a competitive element of strategic nature with the purpose of maximizing the value for the stockholder. This management is defined, from a conceptual and organizational sense, as a comprehensive management of the different risks (market risk, liquidity risk, credit risk, counterparty risk, operative risk, legal risk and technological risk) assumed by Banco Santander for the development of its activities. The management of the risk inherent to transactions is essential for understanding and determining the behavior of the financial condition of Banco Santander and the creation of long-term value.

In order to comply with the provisions regarding the Comprehensive Risk management applicable to credit institutions, issued by the National Banking and Exchange Commission, the Board of Directors agreed to create the Comprehensive Risk Management Committee of Banco Santander, to work pursuant to the rules set by such regulations. This Committee gathers every month and verifies that the transactions are according to the objectives, policies and procedures approved by the Board of Directors for the Comprehensive Risk Management.

The Comprehensive Risk management Committee delegates in the Comprehensive Risk Management Unit the responsibility for the implementation of procedures for the measure, administration and control of risks according to the applicable policies; such Unit has the faculty to authorize amounts greater than the stipulated limits and in such cases, the Board of Directors shall be informed on such deviations.

Market Risk

The Market Risk Management department of the Comprehensive Risk management Unit is responsible for recommending the policies on market risk management of Banco Santander, and to establish the parameters for risk measuring, and to provide reports, analysis and assessments to the senior management, to the Comprehensive Risk management Committee and to the Board of Directors.

The market risk management is to identify measure, monitor and control risks arising from fluctuations in interest rates, exchange rates, prices and other market risk factors in currency, money, capital and derivative markets that are exposed the positions that belong to Banco Santander.

The market risk measurement quantifies the potential variation in the value of the positions as a consequence of changes in the market risk factors.

Depending on the nature of the activities of each business unit, debt and capital instruments are registered as securities for trade, securities available for sale and or securities held to maturity. The main characteristic that identifies securities available for sale is their permanent nature and they are managed as an structural part of the balance sheet. Banco Santander has established provisions that all securities available for sale must fulfill, as well as adequate controls for the compliance of such provisions.

Whenever significant risks are identified, they are measured and limits are allocated in order to assure an adequate control. Global measurement of risk is carried out via a combination of the methodology applied to Portfolios for Trade and to the management of Assets and Liabilities.

Earnings Release | 2Q.2019
Banco Santander México

Trading Books

In order to measure the risk in a global approach, the methodology of Value at Risk (“VaR”) is used. VaR is defined as the statistical estimate of the potential loss of value of a given position, during certain period and at certain confidence level. VaR provides a universal measure of the level of exposure of the different risk portfolios; it allows the comparison of the risk level assumed in different securities and markets and expresses the level of each portfolio through a unique figure in economic units.

VaR is calculated via historical simulation, with a 521 working-days window (520 percentage changes) and a one-day horizon. The calculation is performed from a series of simulated gains and losses with 1% percentile at constant pesos and with pesos decreasing on an exponential basis, with a decrease factor that is reviewed on annual basis, the most conservative measure is the one to be reported. A confidence level of 99% is assumed.

Note that the historical simulation model is limiting to assume that the recent past represent the near future.

The Value at Risk as of the end of second quarter of 2019 (unaudited) amounted to:

Bank
	VaR (Thousands of pesos)%
Trading Desks	101,965.94	0.08
Market Making	33,734.60	0.03
Proprietary Trading	11,373.89	0.01

Risk factor
Interest rate	41,076.38	0.03
Foreign exchange	85,939.76	0.07
Equity	1,695.76	0.00
* % of VaR with respect to Net Capital

The Value at Risk for the average the second quarter of 2019 (unaudited) amounted to:

Bank
	VaR (Thousands of pesos)%
Trading Desks	78,810.65	0.06
Market Making	26,723.97	0.02
Proprietary Trading	8,754.68	0.01

Risk factor
Interest rate	43,939.08	0.04
Foreign exchange	47,003.38	0.04
Equity	1,819.67	0.00
* % of VaR with respect to Net Capital

Likewise, monthly simulations of gains or losses of portfolios are carried out by revaluating such portfolios under different scenarios (Stress Test). Such estimates are generated using two different methods:

▪	Applying to risk factors the percentage changes observed in certain periods including relevant market turbulences.

▪	Applying to risk factors changes that depend on the volatility of each risk factor.

On a monthly basis “back testing” is carried out to compare daily gains and losses that would have been observed is the same positions had been maintained, taking into account only the change in value at risk in order to be able to fine tune the models. Even though these reports are prepared on a monthly basis, they include daily tests.

Earnings Release | 2Q.2019
Banco Santander México

Assets and Liabilities Management

Commercial banking activities of Banco Santander generate important balance sheet amounts. The Assets and Liabilities Committee (“ALCO”) is responsible for determining the guidelines for the management of financial margin risk, net worth value and liquidity that must be followed by the different commercial portfolios. Pursuant to this approach, the General Direction of Finances has the responsibility to execute the strategies defined by the Assets and Liabilities Committee in order to modify the risk profile of the commercial portfolio by following the corresponding policies. Compliance with information requirements for interest rate, Exchange rate and liquidity risks is fundamental.

As part of the financial management of Banco Santander, sensitivity to Net Interest Income (“NIM”) and Market Value of Equity (“MVE”) of the different balance sheet items is analyzed in comparison to variations in interest rates. This sensitivity is derived from the difference between maturity dates of assets and liabilities and the dates interest rates are modified. The analysis is performed from the classification of each item sensitive to interest rate throughout time, according to their repayment, maturity or contractual modification of the applicable interest rate.

	Sensitivity NIM				Sensitivity MVE
Bank	Apr-19	May-19	Jun-19	Average	Apr-19	May-19	Jun-19	Average
Balance MXN GAP	37%	31%	41%	36%	72%	71%	56%	66%
Scenario	(100) bp	(100) bp	(100) bp	N/A	+100 bp	+100 bp	+100 bp	N/A
Balance USD GAP	68%	66%	66%	67%	52%	50%	52%	51%
Scenario	(100) bp	(100) bp	(100) bp	N/A	(100) bp	(100) bp	(100) bp	N/A

Using simulation techniques, the predictable change of the net interest income and the market value of equity are measured in different interest rate scenarios, and their sensitivity under extreme movement of such scenarios, as of the end of the second quarter of 2019:

	Sensitivity NIM				Sensitivity MVE
Bank	Scenario	Total	Derivatives	Non Derivatives	Scenario	Total	Derivatives	Non Derivatives
Balance MXN GAP	(100) bp	(616)	(377)	(239)	+100 bp	(2,384)	(453)	(1,931)
Balance USD GAP	(100) bp	(417)	49	(467)	(100) bp	(993)	(1,075)	82

The Assets and Liabilities Committee adopts investment and hedging strategies in order to maintain such sensitivities within the target range.

Limits

Limits are used to control global risk of the financial group derived from each portfolio and books. The structure of limits is used to control exposures and to establish the total risk authorized to business units. These limits are established for VaR, Loss alert, maximum loss, equivalent volume of interest rate, delta equivalent in equity, open foreign currency positions, sensitivity of net interest income and sensitivity of market value of equity.

Liquidity Risk

Liquidity risk is related to the ability of Banco Santander to finance acquired commitments at reasonable market prices, as well as to fulfill business plans with stable financing sources. Risk factors may be external (liquidity crisis) and internal due to excessive concentration of maturities.

Banco Santander carries out a coordinated management of maturities of assets and liabilities, and oversees the maximum timing difference profiles. This monitoring is based in the analysis of maturities of assets and liabilities, both contractual and managerial. Banco Santander realizes a control for the maintenance of a sufficient quantity of liquid assets to guarantee a horizon of survival during a minimum of days facing a scene of stress of liquidity without resorting to additional financing sources. The risk of Liquidity is limited in terms of a minimal period of days established for local, foreign and consolidated currencies. It is necessary to indicate that in the current quarter incidents have not been had in the metrics.

Million pesos	Total	1D	1W	1M	3M	6M	9M	1Y	5Y	>5Y

Structural GAP	(77,356)	(26,811)	9,143	(12,432)	100,831	81,186	9,745	13,304	207,092	(459,414)
Non Derivative	(110,632)	(26,811)	9,075	(12,608)	100,082	80,793	7,798	12,690	195,618	(477,268)
Derivatives	33,275	0	69	176	749	393	1,947	615	11,474	17,854

Earnings Release | 2Q.2019
Banco Santander México

Credit Risk

Management of credit risk of Grupo Financiero Santander is developed differently for the different segments of clients along the three phases of the credit process: acceptance, follow-up and recovery.

From a global perspective, management of credit risk in Grupo Financiero Santander is responsible for the identification, measurement, integration and assessment of the aggregated risk and the profitability according to such risk; with the purpose of oversee the levels of risk concentration and to adapt them to the limits and objectives previously established.

Risks receiving an individual treatment (risks with companies, Grupo Financiero Santander and financial entities) are identified and taken apart from those other risk that are managed in standardized manner (consumer and mortgages credits to individuals, loans to businesses and small enterprises)

Risks managed on individual basis are subject to a solvency or rating system with a related probability of failure that allows the measuring of the risk for each client and for each transaction from the beginning. The assessment of the client, after analyzing other relevant risk factors in different areas, is adjusted according to the special characteristics of the transaction (guarantee, term, etc,)

Standardized risks require, due to their special characteristics (great number of transactions for relatively low amounts), a different management that allows an efficient process and effective use of resources, so automated decision tools are used (expert and credit scoring systems).

Management of loans to companies is complemented, during the follow-up phase, with the so called “system of special monitoring” that determines the policy to be followed in the management of the risks with companies or groups rated within such category. Different situations of levels of monitoring are identified and generate different actions. A special monitoring grade is given in the case of alert signals, systematic reviews, or specific initiatives promoted by the Risks Department or Internal Audit.

Recovery Units constitute a critical element in the management of irregular risk, in order to minimize the final loss for Grupo Financiero Santander. These units are responsible for a specialized management of the risk from the moment they are classified as irregular risk loans (defaulting payment).

Grupo Financiero Santander has carried out a policy for the selective growth of risk and a strict treatment of late payments and the creation of the corresponding provisions, based in the prudent criteria defined by the Group.

Probability of Default and Expected Losses

Pursuant to the provisions on Comprehensive Risk Management included in the general regulations applicable to credit institutions, as part of the credit risk management, credit institutions must determine the probability of default.

The system allows the calculation of the probability for the different loans portfolios.

a.	The probability of failure is for “No Retail” portfolios. It is determined via the fine tune of the ratings of clients in a given moment, based in the Monthly Default Rates observed during a period of five years. Such Default Rates are adjusted to an economic cycle of ten years. For “Retail” portfolios, the standard default probabilities set by the Basilea Convention are used.

b.	Once the probability of default is determined, the parameters of “severity of Loss” (“LGD”) and “Exposure at Default” (“EAD”) stipulated in Basilea, are taken into consideration.

Once the abovementioned factors are obtained, the Expected Loss (“PE”) is calculated as follows:

Expected Loss = Probability of Default x Severity of Loss x Exposure at Default

i.e.: PE = PD * LGD * EAD

Counterparty Risk

Included in the credit risk, there is a concept that, due to its characteristics, it requires a special management: the Counterparty Risk.

Counterparty Risk is the risk Banco Santander assumes with governmental entities, financial institutions, corporations, companies and individuals in their treasury activities and correspondent bank activities. The measurement and control of the Credit Risk in Financial Instruments, Counterparty Risk, is carried out by a special unit with an organizational structure independent from the business areas.

Earnings Release | 2Q.2019
Banco Santander México

The control of Counterparty Risk is performed daily via the Interactive Risk Integrated System (“IRIS”), which informs the credit line available with any counterparty, in any product and any term.

For the control of the counterparty lines, the Equivalent Credit Risk (“REC”) is used. REC is an estimate of the amount Banco Santander may lose in current transactions with certain counterparty, if such counterparty commits a default in any moment until the maturity date of transactions. REC takes into account the Current Credit Exposure, which is defined as the cost to substitute the transaction at market value provided that this value is positive for Banco Santander, and it is measured as the market value of the transaction (“MtM”). In addition, REC includes the Potential Credit Exposure or Potential Additional Risk (“RPA”), which represents the possible evolution of the current credit exposure until maturity, given the characteristics of the transaction and the possible variations in the market factors. The REC Gross considers definitions described above, without considering mitigating by netting or by mitigating collateral.

For the calculation of REC, mitigating factors of the counterparty credit risk are taken into consideration, such as collaterals, netting agreements, among other. The methodology continues to be effective.

In addition to the Counterparty Risk, there is the Settlement Risk, which is present in every transaction at its maturity date, when the possibility that the counterparty does not comply with its payment obligations arises, once Banco Santander has complied with its obligations by issuing payment directions.

For the process of control for this risk, the Deputy General Direction of Financial Risks oversees on a daily basis the compliance with the limits on counterparty credit risks by product, term and other conditions stipulated in the authorization for financial markets. Likewise, it is the responsible for communicating on a daily bases, the limits, consumptions and any incurred deviation or excess.

On a monthly basis, a report is presented to the Comprehensive Risk Management Committee, with respect to the limits to Counterparty Risks, Issuer Risks and current consumptions. In addition, on a monthly basis, a report is presented to the Global Banking Credit Committee and Retail Credit Committee with respect to incurred excesses and transactions with non-authorized customers. In addition, it informs to the Comprehensive Risk Management Committee the calculation of the Expected Loss for current transactions in financial markets at the closing of every month and different scenarios of stress of Expected Loss. All of the above according to the methodologies and assumptions approved by the Comprehensive Risk Management Committee.

Currently, we have approved lines of Counterparty Risks in Banco Santander for the following segments: Mexican Sovereign Risk and Domestic Development Banking, Foreign Financial Institutions, Mexican Financial Institutions, Corporations, Companies Banking-SGC, Institutional Banking, Large Enterprises Unit, Project Finance.

Equivalent Net Credit Risk of the lines of Counterparty Risk and Issuer Risk of Banco Santander for the second quarter of 2019:

Equivalent Net Credit Risk
Millions of U.S. Dollars
Segment	Apr-19	May-19	Jun-19	Average
Sovereign Risk, Development Banking and Financial Institutions	17,339.66	17,979.68	15,242.59	16,853.98
Corporates	719.09	597.59	611.79	642.82
Project Finance	359.04	386.93	423.24	389.74
Companies	162.16	161.49	182.85	168.84

The equivalent credit risk lines maximum gross counterparty risk of Banco Santander as of the end of the second quarter of 2019, which corresponds to derivative transactions, is distributed depending on the type of derivative:

Equivalent Gross Credit
Millions of U.S. Dollars
Type of Derivative	End of the second quarter of 2019
Interest Rate Derivatives	16,695.50
Exchange Rate Derivatives	28,276.55
Bonds Derivatives	0.00
Equity Derivatives	886.76
Total	45,858.80

Earnings Release | 2Q.2019
Banco Santander México

The Expected Loss of Banco Santander at the end of the second quarter of 2019, and the quarterly average of the expected loss of the lines of Counterparty risk of Banco Santander, for the second quarter of 2019 are:

Expected Loss
Millions of U.S.Dollars
Segment	Apr-19	May-19	Jun-19	Average
Sovereign Risk, Development Banking and Financial Institutions	2.26	2.20	1.90	2.12
Corporates	10.14	11.50	11.08	10.90
Project Finance	2.09	3.24	3.26	2.86
Companies	1.14	1.51	1.86	1.51

The segments of Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with whom Banco Santander has current positions of financial instruments with Counterparty Credit Risk. It is important to mention that Equivalent Credit Risk is mitigated by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

Respect to total collateral received for derivatives transactions as of the end of the second quarter of 2019:

Cash collateral	87.89%
Collateral refer to bonds issued by the Mexican Federal Government	12.11%

In respect to collateral management in derivatives transactions, counterparty’s positions are valuated according to the frequency established at each collateral agreement.  In addition, all credit risk parameters, established at each collateral agreement are considered to obtain the amount of collateral to be delivered or to be received from the counterparty.  These amounts, margin calls, will be requested from the counterparty which has the right to receive the collateral, according to the frequency established at the collateral agreement.

The counterparty which receives the margin call, has the right to analyze the valuation and it could result on discrepancies to solve.

In respect to the correlation between the collateral and the counterparty in derivatives transactions, the Institution confirms that, at this time, the eligible collateral consists on government bonds and cash collateral, so as a result, there are no adverse effects due to correlation between the counterparty and the collateral.

In the hypothetical stressed scenario, assuming that the Institution’s credit rating decreases and the impact of this credit rating decrease on the collateral that the Institution would have to deliver, this stressed test confirms that there would not be significant impact; a few of the Thresholds established on the Institution’s collateral agreements are dependent on the Institution’s credit rating.

Legal Risk

Legal Risk is defined as the potential loss due to the failure to comply with the applicable legal and administrative regulations, the issue of administrative and judicial resolutions against Banco Santander and the application of fines, with respect to the transactions carried out by Banco Santander.

Pursuant to the provisions regarding the Comprehensive Risk Management, the following activities are performed: a) Establishment of policies and procedures for analyzing the legal validity and the proper execution of the legal acts. b) estimates of the amount of potential losses derived from judicial or administrative orders against Banco Santander and the possible application of fines c) Analysis of the legal acts governed by a legal system different to the Mexican laws, d) communication to directors and employees on the legal and administrative regulations applicable to transactions and e) the performance, at least on annual basis, of internal legal audits.

Operating Risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

The main objective is to avoid or reduce the impact of Operational Risk, through the identification, monitoring and control of the factors that trigger the events of potential loss. Therefore it also requires to establish policies and procedures to operate under the risk exposure that the Bank is willing to accept.

The sound management of risk involves mainly the heads of each Business Unit on the management tools and results; as well as a continuous training to the staff. The pillars on which the operational risks are managed are:

Earnings Release | 2Q.2019
Banco Santander México

a) Strategic planning and budget: Required activities to define the operational risk profile for Banco Santander Mexico; this includes:

-	Risk appetite, defined as the level of risk that the Bank is willing to accept

-	Loss annual budget; ensuring the overview of real losses according to the budget and the deviations, challenging the controls and extenuation measures.

b) Identify, measure and evaluation of the Operational risk; identify risks and the factors that trigger them in the Bank, and estimate the qualitative or/and quantitative impact.

c) Monitoring; The Overview and monitoring of operational risk goal for periodic analysis of available information of risk (type and level) during the normal development of the activities.

d) Extenuation (Mitigation); once the Operational Risk has been assessed, it is required to establish actions to avoid the risk or to mitigate the impact for risk that materialize, develop a cost-benefit study and indicators should be implemented to help us evaluate the effectiveness of these actions.

e) Reporting; the Operational Risk profile and performance of the Operational Risk environment is presented on a regular basis in Bank Committees.

Banco Santander México had an average monthly loss of Ps. 64 million pesos for operational risk in general to the first quarter of 2019.

Since December 2016, Banco Santander México applies the Alternate Standard Approach (ASA) for operational risk capital requirements.

Technological Risk

Technological risk is defined as the potential loss due to damages, discontinuation, alterations or failures derived from the use or dependence on hardware, software, systems, applications, networks and any other data channel distribution for the provision of banking services to the clients of Banco Santander.

Banco Santander México has adopted a corporate model for the management of technological risk (which includes cyber risks), integrated into the service and support processes of the technological areas, to identify, evaluate, monitor, control, mitigate and report the technological risks to which the operation is exposed. This model allows the establishment of control measures to reduce the probability of risks materializing or, minimize the impact of those risks.

Processes and levels of authorization

Pursuant to internal regulations, all the products and services traded by Banco Santander are approved by the “Comité de Comercialización” and by the “Comité Corporativo de Comercialización”. Those products or services that are modified or extended with respect to their original approval must be approved by the “Comité de Comercialización” and, depending of their relevance, the “Comité Corporativo de Comercialización” must approve them too.

All areas taking part in the operation of the product or service, depending on the nature of such product or service, as well as the areas responsible for their accounting registration, legal formalization, fiscal treatment, risk assessment, etc. are present in the Committee. All approvals shall be unanimous as there are no authorizations approved by majority of votes. In addition to the Committee’s approval, there are products that require authorizations from local authorities, and therefore, the Committee’s approvals are subject to the authorizations issued by the competent authorities in each case.

Finally, all the approvals shall be authorized by the Comprehensive Risk Management Committee.

Independent Reviews

Banco Santander is subject to the monitoring and supervision of the National Bank and Exchange Commission, the Central Bank of Mexico and the Bank of Spain, and such monitoring and supervision is exercised via follow-up processes, inspection visits, information requests, delivery of documents and reports.

Likewise, periodic reviews are performed by Internal and External Auditors.

General description of the valuation techniques

Derivative financial securities are valued at reasonable value, according to the accounting rules established in the Circular Letter for Credit Institutions issued by the National Banking and Exchange Commission, in Principle B-5 “Derivative Financial

Earnings Release | 2Q.2019
Banco Santander México

Instruments and hedging Transactions” and the provisions in Principle A-2 “Application of specific rules”, and the provisions in the specific rule included in Bulletin C-10 of the Financial Information Rules.

A.	Methodology of Valuation

1)	Trading purposes

a)	Organized Markets

Valuation is made at the corresponding closing market price. Prices are provided by the supplier of prices.

b)	Over-the-Counter Markets

i)	Derivative financial instruments with optionality.

In the majority of the cases, a general form of the Black & Scholes model is used. Such model assumes that the underlying product follows a lognormal distribution. For exotic products or when payment depends on the trajectory of any market variable, MonteCarlo simulations are used. In this case, it is assumed that logarithms of the different variables follow a multi-varied normal distribution.

ii)	Derivative financial instruments with no optionality.

The valuation technique is to obtain the present value of the estimated future flows.

In all cases, Banco Santander carries out the valuation of its positions and registers the corresponding value. In some cases, a different calculation agent is designated, and such calculation agent may be the counterparty or a third party.

2)	Hedging purposes

In the performance of its commercial banking activities, Banco Santander has tried to cover the evolution of the financial margin of structured portfolios that are exposed to adverse movements in interest rates. The ALCO, the body responsible for the management of long-term assets and liabilities, has constituted the portfolio via which the Banco Santander achieves such hedge.

An accounting hedge is defined as a transaction that complies with the following conditions:

a.	A hedge relationship is designated and documented from the beginning in an individual file, where its objective and strategy is established.

b.	The hedge is effective for the compensation of variations in the reasonable value or in the cash flows attributed to such risk, according to the risk management documented at the beginning.

The Management of Banco Santander performs derivative transactions for hedging purposes with swaps.

Derivatives for hedging purposes are valued at market value, and the effect is recognized depending on the type of accounting hedge, pursuant to the following:

a.	In the case of fair value hedges, they are valued at market value for the risk covered, the primary position and the hedging derivative instrument, and the net effect is registered in the statement of income of the corresponding period.

b.	In the case of cash flow hedges, the hedging derivative instrument is valued at market value. The effective portion of the hedge is registered in the comprehensive income account, within the stockholders’ equity, and the ineffective portion is registered in the statement of income.

Banco Santander ceases the recording of hedges at the maturity date of the derivative, or when such derivative is sold, cancelled or exercised; when the derivative does not reach a high efficiency in compensating the changes in the reasonable value or the cash flows of the covered item, or when Banco Santander decides to cancel the hedge.

It shall be fully evidenced that the hedge fulfills the objective for which derivatives were contracted for. This effectiveness requirement assumes that the hedge must comply with a maximum range of deviation with respect to the initial objective of 80% to 125%.

In order to demonstrate the efficacy of hedges, two tests are to be carried out:

a)	Forward-looking Test: it is demonstrated that, in the future, the hedge will be within the aforementioned range of deviation.

Earnings Release | 2Q.2019
Banco Santander México

b)	Retrospective Test: This test reviews if, in the past, from its initial date to now, the hedge has been maintained within the allowed range of deviation.

In the cases of Fair Value Hedges and the Cash Flow Hedges, they are retrospective and forward-looking efficient and within the allowed maximum range of deviation.

B.	Reference Variables

The most relevant reference variables are:

Exchange Rates

Interest Rates

Equity

Baskets of equities and stock indexes.

C.	Frequency of valuation

Derivative financial instruments for trading and hedging purposes are valued on a daily basis.

Management of internal and external sources of liquidity that may be used for the compliance of requirements related to derivative financial instruments.

Resources are obtained via the National and International Treasury departments.

Changes in exposure to identified risks, contingencies and events, known or expected, in derivative financial instruments.

At the end of the second quarter of 2019, Banco Santander has no situation or contingency such as changes in the value of the underlying asset or the reference variables, that may cause the use of the derivative financial instruments to be different to their original intended use, a significant change in their scheme or the total or partial loss of the hedge, requiring the Issuer to assume new obligations, commitments or variations in its cash flow or affecting its liquidity (day trade calls), nor contingencies or events known or expected by the Management that may affect future reports.

Summary of Derivative Financial Instruments
Million Pesos as of June 30th, 2019

Derivatives	Underlying Asset	Purposes trading or hedging	Notional	Fair Value
				Current Quarter	Previous Quarter

Forwards	Foreign Currency	Trading	376,432	1,670	1,531
Forwards	Equity	Trading	26,864	2	1

Futures	Foreign Currency	Trading	13,473	0	0
Futures	Market Index	Trading	1,233	0	0

Options	Equity	Trading	136	(131)	(130)
Options	Foreign Currency	Trading	194,116	(455)	(385)
Options	Market Index	Trading	4,302	18	(16)
Options	Interest Rate	Trading	276,634	1	(23)

Swaps	Cross Currency	Trading	793,918	(1,154)	(2,131)
Swaps	Interest Rate	Trading	6,044,246	3,187	1,474
Swaps	Equity	Trading	893	(14)	(13)

Forwards	Foreign Currency	Hedging	72,050	1,807	2,355

Swaps	Cross Currency	Hedging	54,924	(2,984)	(2,219)
Swaps	Interest Rate	Hedging	20,482	275	251

Earnings Release | 2Q.2019
Banco Santander México

Santander México, at the execution of transactions of OTC derivative financial instruments, has Collateral formalized agreements with many of its counterparties, which function as market value guarantee of the derivative transactions, and it is determined based on the exposure of the net position on risk with each opposing party. The managed Collateral consists mainly in cash deposits, whereat there is not a deterioration situation.

During the second quarter of 2019, there have been no derivatives which underlying assets are investments in proprietary shares or stock certificates that represent them.

During the second quarter of 2019, the number or expired derivative financial instruments and closed positions was as follows (unaudited):

Description	Maturities	Closed Positions
CAPS AND FLOORS	562	28
EQUITY FORWARD	0	0
OTC EQ	186	28
OTC FX	1734	242
SWAPTIONS	6	0
FX FORWARD	2171	93
IRS	571	108
CCS	70	10

The amount of day trade calls performed during the quarter was the necessary for covering contributions to organized markets and the requirements in collateral agreements.

During the second quarter of 2019, there were no defaults by counterparties.

Sensitivity Analysis

Identification of Risks

Sensitivity measures of market risk associated with securities and derivative financial instruments are those that measure the change (sensitivity) of the market value of the financial instrument concerned, when changes in each of the risk factors associated with same occur.

The sensitivity of the value of a financial instrument when changes in market factors occur and is determined by the full instrument revaluation.

The sensitivities are detailed below according to each risk factor and associated historical consumption of the trading book.

The management strategy of the organization is integrated with security positions and derivatives. The latter are used largely to mitigate the market risk of the second. In view of the above, the sensitivities or exposures as described below are both types of instruments considered as a whole.

1. Sensitivity to risk factor “Equity (“Delta EQ”)”

The EQ Delta shows the change in the portfolio's value in relation to changes in the prices of equities.

The EQ Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets in equities, in the case of equities, this considers the relative variation of 1% of market price title.

2. Sensitivity to risk factor “Foreign Exchange”, (“Delta FX”)

The FX Delta shows the change in the portfolio's value in relation to changes in asset prices exchange rate.

The FX Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets of the exchange rate, In the case of currency positions, this considers the relative variation of 1% of the corresponding exchange rate.

3. Sensitivity to risk factor “Volatility” (“Vega”)

Vega sensitivity is the measure resulting from changes in the volatility of the underlying asset (the reference asset). Vega risk is the risk that a change in the volatility of the underlying asset value, that results in a change in the market value of the derivative.

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Banco Santander México

The calculation of Vega sensitivity, considers the absolute change of 1% in the volatility of the underlying asset value.

4. Sensitivity to risk factors “Interest Rate” (“Rho”)

This sensitivity quantifies the change in value of financial instruments for the trading portfolio in the face of a parallel increase in the interest rate curves of a basis point.

The table below presents the sensitivities described above corresponding to the position of the trading portfolio, as of the end of the second quarter of 2019:

Sensitivity Analysis
Million pesos
Total Rate Sensitivity
	Pesos	Other Currencies
Sens. a 1 Bp	(0.72)	4.99

Vega Risk factor
	EQ	FX	IR
Total	0.69	4.91	(2.50)

Delta Risk Factor (EQ and FX)
	EQ	FX
Total	(0.10)	(15.75)

It is considered that the above sensitivity table reflects prudent management of the trading portfolio of Banco Santander with respect to risk factors.

Stress Test for Derivative Financial Instruments

The following are various stress test scenarios considering various scenarios calculated for the trading portfolio of Banco Santander.

•	Probable scenario

This scenario was defined based in the movements derived from a standard deviation, with respect to risk factors that have an influence over the valuation of financial instruments. Specifically:

o	Risk factors of Interest Rate (“IR”), volatility (“Vol”) and rate of Exchange (“FX”) were incremented in a standard deviation.

o	Risk factors with respect to stock market (“EQ”) were decreased in a standard deviation.

•	Possible scenario

Under this scenario, as requested in the official letter, risk factors were modified in 25%. Specifically:

o	Risk factors: IR, Vol and FX were multiplied by 1.25 that means, they were incremented in 25%.

o	Risk factor EQ was multiplied by 0.75 that means, it was decreased in 25%.

•	Remote scenario

Under this scenario, as requested in the official letter, risk factors were modified in 50%. Specifically:

o	Risk factors IR, Vol and FX are multiplied by 1.50, that is, they were incremented in 50%.

o	Risk factor EQ was multiplied by 0.5, that is, it was decreased a 50%.

Earnings Release | 2Q.2019
Banco Santander México

Effect in the Income Statement

The following table shows the possible income (loss) for the trading portfolio of Banco Santander, in millions of Mexican pesos for each stress scenario, as of the end of the second quarter of 2019:

Summary of Stress Test
Million pesos

Risk Profile	Stress all factors
Probable scenario	7
Remote scenario	(2,317)
Possible scenario	(1,156)

24. Disclosure of the Liquidity Coverage Ratio

On December 31st, 2014, the Commission and the Central Bank of Mexico published in the Federal Official Gazette, the General Provisions on Liquidity Requirements for multiple banking institutions, which establish liquidity requirements that credit institutions must comply at all times in accordance with the guidelines established by the Committee on Regulation of Bank Liquidity at its meeting held on October 17th, 2014.

These regulations came into effect on January 1st, 2015.

During the second quarter of 2019, the weighted average CCL for the Bank is 175.43%, complying with the Bank´s desired Risk Profile and well above the regulatory minimum established in the regulations.

Million pesos		Amount unweighted (average)	Weighted amount (average)

Liquidity Assets
1	Total high-quality liquid assets	Not applicable	160,889
Cash Outflows
2	Unsecured retail financing	223,104	12,860
3	Stable funding	189,015	9,451
4	Less stable funding	34,088	3,409
5	Unsecured wholesale funding	391,260	149,881
6	Operational deposits	213,885	49,317
7	Non-operational deposits	156,257	79,446
8	Unsecured debt	21,119	21,119
9	Secured wholesale funding	Not applicable	456
10	Additional requirements:	203,108	39,212
11	Outflows related to derivatives exposures and other collateral requirements	54,582	30,093
12	Outflows related to loss of funding on debt products	0	0
13	Credit and liquidity facilities	148,525	9,119
14	Other contractual funding obligations	79,511	314
15	Other contingent funding obligations	4,461	4,461
16	Total Cash Out	Not applicable	207,184
Cash Inflows
17	Cash inflows secured transactions	104,317	4,928
18	Cash inflows from operations unsecured	127,656	98,455
19	Other cash inflows	10,098	10,098
20	Total Cash Inflows	242,071	113,481
	Total adjusted value
21	Total of Eligible Liquid Assets	Not applicable	160,889
22	Total Net Cash Out	Not applicable	93,703
23	Liquidity Coverage Ratio	Not applicable	175.43%

The presented numbers are subject to review and therefore they might suffer changes.

Earnings Release | 2Q.2019
Banco Santander México

Notes relating to the Liquidity Coverage Ratio

a)	Natural days contemplated in the quarterly report.

•	91 days.

b)	Main causes of the results of the Liquidity Coverage Ratio and the evolution of its main components;

•	During the quarter, there was an increase in CCL supported by an improvement in commercial gap and an increase in long-term emissions.

c)	Changes of major components within the quarter report.

•	During the quarter, there was an increase in CCL supported by an improvement in commercial gap and an increase in long-term emissions.

d)	Evolution of the composition of the Eligible and Computable Liquid Assets.

•	The Bank has a significant proportion of liquid assets comprised by government debt, deposits in Bank of Mexico and cash.

e)	Concentration of funding sources.

•	The main sources of funding are diversified by its own nature as: (i) demand deposits; (ii) term deposits, which include retail deposits and the money market (promissory notes with interest payable at maturity), and (iii) repurchase agreements.

•	In addition, the Bank has registered programs for local market´s debt issuances and has experience issuing in international markets.

f)	Exposures in financial derivative instruments and possible margin calls.

•	Performed analyses don’t show any significant vulnerabilities coming from financial derivative instruments.

g)	Currency mismatch.

•	Performed analyses don’t show any significant vulnerability in Currency mismatch.

h)	Description of the level of centralization of liquidity management and interaction between the units of the group.

•	Banco Santander Mexico is autonomous in terms of liquidity and capital; it develops its financial plans, liquidity forecast, and analyzes funding requirements for all its subsidiaries. The Bank is responsible for its own "ratings", its issuance program, "road shows", any other activities to keep its ability to access capital markets. The issuance activity is performed without having the guarantee of the parent company.

•	The liquidity management of all Bank subsidiaries is centralized.

i)	Cash flows and Inflows, if any, that are not captured in this framework, but the institution considers relevant to the liquidity profile.

•	The Liquidity Coverage Ratio considers only the inflows and outflows up to 30 days, however the flows that are not contained in the metric are well managed and controlled by the Group.

Additional notes for the previous quarter

I. Quantitative information:

a)	The concentration limits for different groups of guarantees received and major sources of financing.

•	The Bank has no concentration limits under guarantees received by market operations, as they are mainly composed of government securities and cash.

b)	Exposure to liquidity risk and funding needs of the institution, taking into account the legal, regulatory and operational constraints on liquidity transfers.

•	Liquidity risk is associated with our capacity to finance the commitments we undertake at reasonable prices, as well as maintaining our ability to carry out our business plans using stable financing sources. Factors that influence liquidity risk may be external, such as a liquidity crisis, or internal, such as an excessive concentration of maturities.

Earnings Release | 2Q.2019
Banco Santander México

•	The measures used to control liquidity risk in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios and liquidity horizons.

•	The liquidity horizons metric has been defined to ensure that the Group has sufficient liquid assets to comply with its requirements during a certain period of time, given different stress scenarios. The Group set a 90-day survival horizon for local currency and consolidated balance and a 30-day survival horizon for foreign currency. During the 1Q19, the balance remained above the established limits, and therefore we maintained a sufficient liquidity buffer.

29/03/2019	Term	Amount
Million pesos
Consolidated	90 days	159,930
Local Currency	90 days	67,772
Foreign Currency	30 days	91,810

c)	Balance sheet maturity liquidity gap including off balance sheet accounts.

•	The table below shows the liquidity gap of our assets and liabilities using maturity dates as of March 29, 2019. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented.

Million pesos	Total	0-1 months	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	>5 years	Not Sensitive

Money Market	129,208	39,687	0	0	0	51	0	0	89,470
Loans	905,399	53,897	89,897	76,481	119,242	267,008	125,321	174,310	(757)
Trade Finance	0	0	0	0	0	0	0	0	0
Intragroup	548	0	0	0	0	0	0	0	548
Securities	219,255	155,990	608	221	42,753	1,750	3,097	10,971	3,866
Permanent	14,342	0	0	0	0	0	0	0	14,342
Other Balance Sheet Assets	2,456,536	0	0	0	0	0	0	0	2,456,536
Total Balance Sheet Assets	3,725,288	249,575	90,505	76,702	161,996	268,809	128,417	185,280	2,564,004
Money Market	(75,719)	(14,898)	(3)	0	0	0	0	0	(60,818)
Deposits	(667,986)	(272,326)	(25,127)	(17,768)	(18,257)	(19,915)	(11,609)	(302,983)	0
Trade Finance	0	0	0	0	0	0	0	0	0
Intragroup	0	0	0	0	0	0	0	0	0
Long-Term Funding	(204,100)	(3,674)	(14,997)	(19,807)	(34,873)	(43,324)	(60,240)	(2,290)	(24,895)
Equity	(132,111)	0	0	0	0	0	0	0	(132,111)
Other Balance Sheet Liabilities	(2,473,232)	0	0	0	0	0	0	0	(2,473,232)
Total Balance Sheet Liabilities	(3,553,149)	(290,898)	(40,128)	(37,576)	(53,130)	(63,239)	(71,849)	(305,273)	(2,691,057)
Total Balance Sheet Gap	172,139	(41,323)	50,378	39,126	108,866	205,570	56,568	(119,993)	(127,053)
Total Off-Balance Sheet Gap	25,356	213	(290)	1,174	2,368	4,757	6,911	4,756	5,467
Total Structural Gap		(3,249)	48,914	37,825	108,856	206,988	63,479	(115,237)	(150,104)
Accumulated Gap		(23,717)	45,665	83,490	364,494	399,334	462,813	347,576	197,472

II. Qualitative information:

a)	The way in which liquidity risk is managed within the institution, considering the risk tolerance, the structure and responsibilities for managing liquidity risk, internal liquidity reports, the liquidity risk strategy, policies and practices across business lines and with the board of directors.

•	Our general policy regarding liquidity management seeks to ensure that even under adverse conditions, we have enough liquidity to fulfill client needs, maturing liabilities and working capital requirements. The Bank ´s liquidity management is based on analyses of asset and liability maturities, using contractual and management models.

Earnings Release | 2Q.2019
Banco Santander México

•	The Financial Management Area is responsible for executing the strategies and policies established by ALCO in order to modify the risk profile of the Bank, within the limits established by the CAIR who reports to the Board.

b)	Financing strategy, including diversification policies, and whether the funding strategy is centralized or decentralized.

•	Annually the Financial Plan for the Bank is prepared considering: the projected business growth, the debt maturity profile, risk appetite, expected market conditions, the implementation of diversification policies and regulatory metrics and the analysis of the liquidity buffer. The Financial Plan is the guide used to issue debt or contract term liabilities and aims to maintain adequate liquidity profile.

•	The funding strategy of all subsidiaries is centralized.

c)	Mitigation techniques of liquidity risk used by the institution.

•	The risk mitigation techniques in the Group have a proactive nature. The Financial Plan in addition to the projection exercises and stress test scenarios allows us to anticipate risks and implement measures to ensure that the liquidity profile is adequate.

d)	Explanation of how the stress tests are used.

•	The Liquidity Stress Test is a Risk Management tool designed to warn the governing committees and areas responsible for making decisions in this area about the potential adverse effects of the liquidity risk the Institution is exposed to.

•	The results of these stress tests aim to identify the impacts prospectively in order to improve planning processes, and help align and calibrate Risk Appetite, Exposure Limits and Levels of Liquidity Risk tolerance.

e)	Description of contingent financing plans.

•	The plan includes the following elements: type and business model as the starting point. Early Warning Indicators to identify in a timely manner the increase in liquidity risk and the elements that define the crisis scenarios used. Additionally we measure the liquidity shortages that stress scenarios could produce and the available actions considered by the plan to restore liquidity conditions. Actions are prioritized in order to preserve the value of the entity and the stability of the markets. A key aspect of the Plan is the governance process, stating the areas responsible for the different stages involved: activation, execution, communication and maintenance of the Plan.

25. Underlying Assets

General data and stock market information

Each of the Series of this issue may be related, individually or jointly, pursuant to the provisions of the fourth paragraph of article 66 of the Mexican Exchange Law, to any of the following securities for which, during the last three years and up to date, no material suspensions have occurred in their trading.

The Issuer shall publish on a monthly basis at the Internet site www.santander.com.mx/conocealbanco/títulosopcionales the information regarding the behavior of the Underlying Assets of the Series in effect.

Indexes

Index	Ticker Symbol
S&P 500	SPX
Eurostoxx 50	SX5E

i)	S&P 500 Index (SPX)

Standard and Poor’s 500 Index is an index weighted by capitalization and it is constituted by 500 stocks. This Index is designed to measure the performance of the USA economy via the changes in the market value added of 500 stocks representing the main industrial sectors

Formula:

The formula used for determining the value of SPX measures the daily change of the capitalization value of a sample of securities. This formula assesses the market trends and eases its reproduction in portfolios, mutual funds and securities portfolios aiming to obtain the average yield offered by the market.

Earnings Release | 2Q.2019
Banco Santander México

It: Index in time t

Pit: Price of issuer i in time t

Qit: Stocks of issuer i in time t

Fi: Factor of Adjustment due to input and output of securities in the sample, rights declared by issuers, repurchase of stocks and new issues, and disincorporations.

i= 1, 2, 3….n

Weighting: Weighting is determined according to the capitalization value.

Selection Criteria:

•	Companies in USA.

•	Capitalization value greater than 5 billion dollars.

•	financial viability

•	Bursatility

Operating companies

Size of sample:

S&P 500 Index includes the 500 most important companies within the most important industries in the economy of the United States of America. The table below shows the ticker symbols of the securities that constitute the sample:

Ticker	Name	Ticker	Name	Ticker	Name
LYB UN Equity	LyondellBasell Industries NV	MU UW Equity	Micron Technology Inc	DVA UN Equity	DaVita Inc
AXP UN Equity	American Express Co	MSI UN Equity	Motorola Solutions Inc	HIG UN Equity	Hartford Financial Services Group Inc/Th
VZ UN Equity	Verizon Communications Inc	CBOE UF Equity	Cboe Global Markets Inc	IRM UN Equity	Iron Mountain Inc
AVGO UW Equity	Broadcom Inc	MYL UW Equity	Mylan NV	EL UN Equity	Estee Lauder Cos Inc/The
BA UN Equity	Boeing Co/The	LH UN Equity	Laboratory Corp of America Holdings	CDNS UW Equity	Cadence Design Systems Inc
CAT UN Equity	Caterpillar Inc	NEM UN Equity	Newmont Goldcorp Corp	UHS UN Equity	Universal Health Services Inc
JPM UN Equity	JPMorgan Chase & Co	NKE UN Equity	NIKE Inc	ETFC UW Equity	E*TRADE Financial Corp
CVX UN Equity	Chevron Corp	NI UN Equity	NiSource Inc	SWKS UW Equity	Skyworks Solutions Inc
KO UN Equity	Coca-Cola Co/The	NBL UN Equity	Noble Energy Inc	NOV UN Equity	National Oilwell Varco Inc
ABBV UN Equity	AbbVie Inc	NSC UN Equity	Norfolk Southern Corp	DGX UN Equity	Quest Diagnostics Inc
DIS UN Equity	Walt Disney Co/The	PFG UW Equity	Principal Financial Group Inc	ATVI UW Equity	Activision Blizzard Inc
FLT UN Equity	FleetCor Technologies Inc	ES UN Equity	Eversource Energy	ROK UN Equity	Rockwell Automation Inc
EXR UN Equity	Extra Space Storage Inc	NOC UN Equity	Northrop Grumman Corp	KHC UW Equity	Kraft Heinz Co/The
XOM UN Equity	Exxon Mobil Corp	WFC UN Equity	Wells Fargo & Co	AMT UN Equity	American Tower Corp
PSX UN Equity	Phillips 66	NUE UN Equity	Nucor Corp	HFC UN Equity	HollyFrontier Corp
GE UN Equity	General Electric Co	PVH UN Equity	PVH Corp	REGN UW Equity	Regeneron Pharmaceuticals Inc
HPQ UN Equity	HP Inc	OXY UN Equity	Occidental Petroleum Corp	AMZN UW Equity	Amazon.com Inc
HD UN Equity	Home Depot Inc/The	OMC UN Equity	Omnicom Group Inc	JKHY UW Equity	Jack Henry & Associates Inc
IBM UN Equity	International Business Machines Corp	OKE UN Equity	ONEOK Inc	RL UN Equity	Ralph Lauren Corp
CXO UN Equity	Concho Resources Inc	RJF UN Equity	Raymond James Financial Inc	BXP UN Equity	Boston Properties Inc
JNJ UN Equity	Johnson & Johnson	PH UN Equity	Parker-Hannifin Corp	APH UN Equity	Amphenol Corp

Earnings Release | 2Q.2019
Banco Santander México

MCD UN Equity	McDonald's Corp	ROL UN Equity	Rollins Inc	ARNC UN Equity	Arconic Inc
MRK UN Equity	Merck & Co Inc	PPL UN Equity	PPL Corp	PXD UN Equity	Pioneer Natural Resources Co
MMM UN Equity	3M Co	EXC UN Equity	Exelon Corp	VLO UN Equity	Valero Energy Corp
AWK UN Equity	American Water Works Co Inc	COP UN Equity	ConocoPhillips	SNPS UW Equity	Synopsys Inc
BAC UN Equity	Bank of America Corp	PHM UN Equity	PulteGroup Inc	WU UN Equity	Western Union Co/The
BHGE UN Equity	Baker Hughes a GE Co	PNW UN Equity	Pinnacle West Capital Corp	CHRW UW Equity	CH Robinson Worldwide Inc
PFE UN Equity	Pfizer Inc	PNC UN Equity	PNC Financial Services Group Inc/The	ACN UN Equity	Accenture PLC
PG UN Equity	Procter & Gamble Co/The	PPG UN Equity	PPG Industries Inc	TDG UN Equity	TransDigm Group Inc
T UN Equity	AT&T Inc	PGR UN Equity	Progressive Corp/The	YUM UN Equity	Yum! Brands Inc
TRV UN Equity	Travelers Cos Inc/The	PEG UN Equity	Public Service Enterprise Group Inc	PLD UN Equity	Prologis Inc
UTX UN Equity	United Technologies Corp	RTN UN Equity	Raytheon Co	FE UN Equity	FirstEnergy Corp
ADI UW Equity	Analog Devices Inc	RHI UN Equity	Robert Half International Inc	VRSN UW Equity	VeriSign Inc
WMT UN Equity	Walmart Inc	EIX UN Equity	Edison International	PWR UN Equity	Quanta Services Inc
CSCO UW Equity	Cisco Systems Inc	SLB UN Equity	Schlumberger Ltd	HSIC UW Equity	Henry Schein Inc
INTC UW Equity	Intel Corp	SCHW UN Equity	Charles Schwab Corp/The	AEE UN Equity	Ameren Corp
GM UN Equity	General Motors Co	SHW UN Equity	Sherwin-Williams Co/The	ANSS UW Equity	ANSYS Inc
MSFT UW Equity	Microsoft Corp	SJM UN Equity	JM Smucker Co/The	NVDA UW Equity	NVIDIA Corp
DG UN Equity	Dollar General Corp	SNA UN Equity	Snap-on Inc	SEE UN Equity	Sealed Air Corp
CI UN Equity	Cigna Corp	AME UN Equity	AMETEK Inc	CTSH UW Equity	Cognizant Technology Solutions Corp
KMI UN Equity	Kinder Morgan Inc/DE	SO UN Equity	Southern Co/The	SIVB UW Equity	SVB Financial Group
C UN Equity	Citigroup Inc	BBT UN Equity	BB&T Corp	ISRG UW Equity	Intuitive Surgical Inc
AIG UN Equity	American International Group Inc	LUV UN Equity	Southwest Airlines Co	AMG UN Equity	Affiliated Managers Group Inc
HON UN Equity	Honeywell International Inc	SWK UN Equity	Stanley Black & Decker Inc	TTWO UW Equity	Take-Two Interactive Software Inc
MO UN Equity	Altria Group Inc	PSA UN Equity	Public Storage	RSG UN Equity	Republic Services Inc
HCA UN Equity	HCA Healthcare Inc	ANET UN Equity	Arista Networks Inc	EBAY UW Equity	eBay Inc
UAA UN Equity	Under Armour Inc	STI UN Equity	SunTrust Banks Inc	GS UN Equity	Goldman Sachs Group Inc/The
IP UN Equity	International Paper Co	SYY UN Equity	Sysco Corp	SRE UN Equity	Sempra Energy
HPE UN Equity	Hewlett Packard Enterprise Co	CTVA UN Equity	Corteva Inc	SBAC UW Equity	SBA Communications Corp
ABT UN Equity	Abbott Laboratories	TXN UW Equity	Texas Instruments Inc	MCO UN Equity	Moody's Corp
AFL UN Equity	Aflac Inc	TXT UN Equity	Textron Inc	BKNG UW Equity	Booking Holdings Inc
APD UN Equity	Air Products & Chemicals Inc	TMO UN Equity	Thermo Fisher Scientific Inc	FFIV UW Equity	F5 Networks Inc
RCL UN Equity	Royal Caribbean Cruises Ltd	TIF UN Equity	Tiffany & Co	AKAM UW Equity	Akamai Technologies Inc
AEP UN Equity	American Electric Power Co Inc	TJX UN Equity	TJX Cos Inc/The	MKTX UW Equity	MarketAxess Holdings Inc
HES UN Equity	Hess Corp	TMK UN Equity	Torchmark Corp	DVN UN Equity	Devon Energy Corp
APC UN Equity	Anadarko Petroleum Corp	TSS UN Equity	Total System Services Inc	GOOGL UW Equity	Alphabet Inc
AON UN Equity	Aon PLC	JCI UN Equity	Johnson Controls International plc	TFX UN Equity	Teleflex Inc
APA UN Equity	Apache Corp	ULTA UW Equity	Ulta Beauty Inc	RHT UN Equity	Red Hat Inc

Earnings Release | 2Q.2019
Banco Santander México

ADM UN Equity	Archer-Daniels-Midland Co	UNP UN Equity	Union Pacific Corp	NFLX UW Equity	Netflix Inc
ADP UW Equity	Automatic Data Processing Inc	KEYS UN Equity	Keysight Technologies Inc	ALLE UN Equity	Allegion PLC
VRSK UW Equity	Verisk Analytics Inc	UNH UN Equity	UnitedHealth Group Inc	A UN Equity	Agilent Technologies Inc
AZO UN Equity	AutoZone Inc	UNM UN Equity	Unum Group	ANTM UN Equity	Anthem Inc
AVY UN Equity	Avery Dennison Corp	MRO UN Equity	Marathon Oil Corp	CME UW Equity	CME Group Inc
MSCI UN Equity	MSCI Inc	VAR UN Equity	Varian Medical Systems Inc	JNPR UN Equity	Juniper Networks Inc
BLL UN Equity	Ball Corp	VTR UN Equity	Ventas Inc	BLK UN Equity	BlackRock Inc
BK UN Equity	Bank of New York Mellon Corp/The	VFC UN Equity	VF Corp	DTE UN Equity	DTE Energy Co
BAX UN Equity	Baxter International Inc	VNO UN Equity	Vornado Realty Trust	NDAQ UW Equity	Nasdaq Inc
BDX UN Equity	Becton Dickinson and Co	VMC UN Equity	Vulcan Materials Co	CE UN Equity	Celanese Corp
BRK/B UN Equity	Berkshire Hathaway Inc	WY UN Equity	Weyerhaeuser Co	PM UN Equity	Philip Morris International Inc
BBY UN Equity	Best Buy Co Inc	WHR UN Equity	Whirlpool Corp	CRM UN Equity	salesforce.com Inc
HRB UN Equity	H&R Block Inc	WMB UN Equity	Williams Cos Inc/The	HII UN Equity	Huntington Ingalls Industries Inc
BSX UN Equity	Boston Scientific Corp	WEC UN Equity	WEC Energy Group Inc	MET UN Equity	MetLife Inc
BMY UN Equity	Bristol-Myers Squibb Co	XRX UN Equity	Xerox Corp	UA UN Equity	Under Armour Inc
FBHS UN Equity	Fortune Brands Home & Security Inc	ADBE UW Equity	Adobe Inc	TPR UN Equity	Tapestry Inc
BF/B UN Equity	Brown-Forman Corp	AES UN Equity	AES Corp/VA	CSX UW Equity	CSX Corp
COG UN Equity	Cabot Oil & Gas Corp	AMGN UW Equity	Amgen Inc	EW UN Equity	Edwards Lifesciences Corp
CPB UN Equity	Campbell Soup Co	AAPL UW Equity	Apple Inc	AMP UN Equity	Ameriprise Financial Inc
KSU UN Equity	Kansas City Southern	ADSK UW Equity	Autodesk Inc	FTI UN Equity	TechnipFMC PLC
HLT UN Equity	Hilton Worldwide Holdings Inc	CTAS UW Equity	Cintas Corp	ZBH UN Equity	Zimmer Biomet Holdings Inc
CCL UN Equity	Carnival Corp	CMCSA UW Equity	Comcast Corp	CBRE UN Equity	CBRE Group Inc
QRVO UW Equity	Qorvo Inc	TAP UN Equity	Molson Coors Brewing Co	MA UN Equity	Mastercard Inc
CTL UN Equity	CenturyLink Inc	KLAC UW Equity	KLA-Tencor Corp	KMX UN Equity	CarMax Inc
UDR UN Equity	UDR Inc	MAR UW Equity	Marriott International Inc/MD	ICE UN Equity	Intercontinental Exchange Inc
CLX UN Equity	Clorox Co/The	MKC UN Equity	McCormick & Co Inc/MD	FIS UN Equity	Fidelity National Information Services I
CMS UN Equity	CMS Energy Corp	JWN UN Equity	Nordstrom Inc	CMG UN Equity	Chipotle Mexican Grill Inc
NWL UW Equity	Newell Brands Inc	PCAR UW Equity	PACCAR Inc	WYNN UW Equity	Wynn Resorts Ltd
CL UN Equity	Colgate-Palmolive Co	COST UW Equity	Costco Wholesale Corp	AIZ UN Equity	Assurant Inc
CMA UN Equity	Comerica Inc	FRC UN Equity	First Republic Bank/CA	NRG UN Equity	NRG Energy Inc
IPGP UW Equity	IPG Photonics Corp	SYK UN Equity	Stryker Corp	RF UN Equity	Regions Financial Corp
CAG UN Equity	Conagra Brands Inc	TSN UN Equity	Tyson Foods Inc	MNST UW Equity	Monster Beverage Corp
ED UN Equity	Consolidated Edison Inc	LW UN Equity	Lamb Weston Holdings Inc	MOS UN Equity	Mosaic Co/The
SLG UN Equity	SL Green Realty Corp	AMAT UW Equity	Applied Materials Inc	EXPE UW Equity	Expedia Group Inc
GLW UN Equity	Corning Inc	AAL UW Equity	American Airlines Group Inc	EVRG UN Equity	Evergy Inc
CMI UN Equity	Cummins Inc	CAH UN Equity	Cardinal Health Inc	DISCA UW Equity	Discovery Inc
DHR UN Equity	Danaher Corp	CELG UW Equity	Celgene Corp	CF UN Equity	CF Industries Holdings Inc
TGT UN Equity	Target Corp	CERN UW Equity	Cerner Corp	VIAB UW Equity	Viacom Inc

Earnings Release | 2Q.2019
Banco Santander México

DE UN Equity	Deere & Co	CINF UW Equity	Cincinnati Financial Corp	GOOG UW Equity	Alphabet Inc
D UN Equity	Dominion Energy Inc	DHI UN Equity	DR Horton Inc	COO UN Equity	Cooper Cos Inc/The
DOV UN Equity	Dover Corp	FLS UN Equity	Flowserve Corp	TEL UN Equity	TE Connectivity Ltd
LNT UW Equity	Alliant Energy Corp	EA UW Equity	Electronic Arts Inc	DFS UN Equity	Discover Financial Services
DUK UN Equity	Duke Energy Corp	EXPD UW Equity	Expeditors International of Washington I	TRIP UW Equity	TripAdvisor Inc
REG UW Equity	Regency Centers Corp	FAST UW Equity	Fastenal Co	V UN Equity	Visa Inc
ETN UN Equity	Eaton Corp PLC	MTB UN Equity	M&T Bank Corp	MAA UN Equity	Mid-America Apartment Communities Inc
ECL UN Equity	Ecolab Inc	XEL UW Equity	Xcel Energy Inc	XYL UN Equity	Xylem Inc/NY
PKI UN Equity	PerkinElmer Inc	FISV UW Equity	Fiserv Inc	MPC UN Equity	Marathon Petroleum Corp
EMR UN Equity	Emerson Electric Co	FITB UW Equity	Fifth Third Bancorp	TSCO UW Equity	Tractor Supply Co
EOG UN Equity	EOG Resources Inc	GILD UW Equity	Gilead Sciences Inc	AMD UW Equity	Advanced Micro Devices Inc
ETR UN Equity	Entergy Corp	HAS UW Equity	Hasbro Inc	RMD UN Equity	ResMed Inc
EFX UN Equity	Equifax Inc	HBAN UW Equity	Huntington Bancshares Inc/OH	MTD UN Equity	Mettler-Toledo International Inc
IQV UN Equity	IQVIA Holdings Inc	WELL UN Equity	Welltower Inc	CPRT UW Equity	Copart Inc
IT UN Equity	Gartner Inc	BIIB UW Equity	Biogen Inc	ALB UN Equity	Albemarle Corp
FDX UN Equity	FedEx Corp	NTRS UW Equity	Northern Trust Corp	FTNT UW Equity	Fortinet Inc
M UN Equity	Macy's Inc	PKG UN Equity	Packaging Corp of America	ESS UN Equity	Essex Property Trust Inc
FMC UN Equity	FMC Corp	PAYX UW Equity	Paychex Inc	O UN Equity	Realty Income Corp
F UN Equity	Ford Motor Co	PBCT UW Equity	People's United Financial Inc	STX UW Equity	Seagate Technology PLC
NEE UN Equity	NextEra Energy Inc	QCOM UW Equity	QUALCOMM Inc	WRK UN Equity	Westrock Co
BEN UN Equity	Franklin Resources Inc	ROP UN Equity	Roper Technologies Inc	INFO UW Equity	IHS Markit Ltd
FCX UN Equity	Freeport-McMoRan Inc	ROST UW Equity	Ross Stores Inc	WAB UN Equity	Wabtec Corp
GPS UN Equity	Gap Inc/The	IDXX UW Equity	IDEXX Laboratories Inc	WDC UW Equity	Western Digital Corp
GD UN Equity	General Dynamics Corp	SBUX UW Equity	Starbucks Corp	PEP UW Equity	PepsiCo Inc
GIS UN Equity	General Mills Inc	KEY UN Equity	KeyCorp	FANG UW Equity	Diamondback Energy Inc
GPC UN Equity	Genuine Parts Co	FOXA UW Equity	Fox Corp	NKTR UW Equity	Nektar Therapeutics
ATO UN Equity	Atmos Energy Corp	FOX UW Equity	Fox Corp	MXIM UW Equity	Maxim Integrated Products Inc
GWW UN Equity	WW Grainger Inc	STT UN Equity	State Street Corp	CHD UN Equity	Church & Dwight Co Inc
HAL UN Equity	Halliburton Co	NCLH UN Equity	Norwegian Cruise Line Holdings Ltd	DRE UN Equity	Duke Realty Corp
HOG UN Equity	Harley-Davidson Inc	USB UN Equity	US Bancorp	FRT UN Equity	Federal Realty Investment Trust
LHX UN Equity	L3Harris Technologies Inc	AOS UN Equity	AO Smith Corp	MGM UN Equity	MGM Resorts International
HCP UN Equity	HCP Inc	SYMC UW Equity	Symantec Corp	JBHT UW Equity	JB Hunt Transport Services Inc
HP UN Equity	Helmerich & Payne Inc	TROW UW Equity	T Rowe Price Group Inc	LRCX UW Equity	Lam Research Corp
FTV UN Equity	Fortive Corp	WM UN Equity	Waste Management Inc	MHK UN Equity	Mohawk Industries Inc
HSY UN Equity	Hershey Co/The	CBS UN Equity	CBS Corp	PNR UN Equity	Pentair PLC
SYF UN Equity	Synchrony Financial	AGN UN Equity	Allergan PLC	VRTX UW Equity	Vertex Pharmaceuticals Inc
HRL UN Equity	Hormel Foods Corp	STZ UN Equity	Constellation Brands Inc	AMCR UN Equity	Amcor PLC
AJG UN Equity	Arthur J Gallagher & Co	XLNX UW Equity	Xilinx Inc	FB UW Equity	Facebook Inc

Earnings Release | 2Q.2019
Banco Santander México

MDLZ UW Equity	Mondelez International Inc	XRAY UW Equity	DENTSPLY SIRONA Inc	URI UN Equity	United Rentals Inc
CNP UN Equity	CenterPoint Energy Inc	ZION UW Equity	Zions Bancorp NA	ABMD UW Equity	ABIOMED Inc
HUM UN Equity	Humana Inc	ALK UN Equity	Alaska Air Group Inc	ARE UN Equity	Alexandria Real Estate Equities Inc
WLTW UW Equity	Willis Towers Watson PLC	IVZ UN Equity	Invesco Ltd	DAL UN Equity	Delta Air Lines Inc
ITW UN Equity	Illinois Tool Works Inc	LIN UN Equity	Linde PLC	UAL UW Equity	United Airlines Holdings Inc
IR UN Equity	Ingersoll-Rand PLC	INTU UW Equity	Intuit Inc	NWS UW Equity	News Corp
FL UN Equity	Foot Locker Inc	MS UN Equity	Morgan Stanley	CNC UN Equity	Centene Corp
IPG UN Equity	Interpublic Group of Cos Inc/The	MCHP UW Equity	Microchip Technology Inc	MAC UN Equity	Macerich Co/The
IFF UN Equity	International Flavors & Fragrances Inc	CB UN Equity	Chubb Ltd	MLM UN Equity	Martin Marietta Materials Inc
JEC UN Equity	Jacobs Engineering Group Inc	HOLX UW Equity	Hologic Inc	PYPL UW Equity	PayPal Holdings Inc
HBI UN Equity	Hanesbrands Inc	CFG UN Equity	Citizens Financial Group Inc	COTY UN Equity	Coty Inc
K UN Equity	Kellogg Co	ORLY UW Equity	O'Reilly Automotive Inc	DISH UW Equity	DISH Network Corp
BR UN Equity	Broadridge Financial Solutions Inc	ALL UN Equity	Allstate Corp/The	DOW UN Equity	Dow Inc
PRGO UN Equity	Perrigo Co PLC	FLIR UW Equity	FLIR Systems Inc	ALXN UW Equity	Alexion Pharmaceuticals Inc
KMB UN Equity	Kimberly-Clark Corp	EQR UN Equity	Equity Residential	RE UN Equity	Everest Re Group Ltd
KIM UN Equity	Kimco Realty Corp	BWA UN Equity	BorgWarner Inc	WCG UN Equity	WellCare Health Plans Inc
KSS UN Equity	Kohl's Corp	INCY UW Equity	Incyte Corp	NWSA UW Equity	News Corp
ORCL UN Equity	Oracle Corp	SPG UN Equity	Simon Property Group Inc	GPN UN Equity	Global Payments Inc
KR UN Equity	Kroger Co/The	EMN UN Equity	Eastman Chemical Co	CCI UN Equity	Crown Castle International Corp
LEG UN Equity	Leggett & Platt Inc	TWTR UN Equity	Twitter Inc	APTV UN Equity	Aptiv PLC
LEN UN Equity	Lennar Corp	AVB UN Equity	AvalonBay Communities Inc	AAP UN Equity	Advance Auto Parts Inc
JEF UN Equity	Jefferies Financial Group Inc	PRU UN Equity	Prudential Financial Inc	CPRI UN Equity	Capri Holdings Ltd
LLY UN Equity	Eli Lilly & Co	UPS UN Equity	United Parcel Service Inc	ALGN UW Equity	Align Technology Inc
LB UN Equity	L Brands Inc	AIV UN Equity	Apartment Investment & Management Co	ILMN UW Equity	Illumina Inc
CHTR UW Equity	Charter Communications Inc	WBA UW Equity	Walgreens Boots Alliance Inc	ADS UN Equity	Alliance Data Systems Corp
LNC UN Equity	Lincoln National Corp	MCK UN Equity	McKesson Corp	LKQ UW Equity	LKQ Corp
L UN Equity	Loews Corp	LMT UN Equity	Lockheed Martin Corp	NLSN UN Equity	Nielsen Holdings PLC
LOW UN Equity	Lowe's Cos Inc	ABC UN Equity	AmerisourceBergen Corp	GRMN UW Equity	Garmin Ltd
HST UN Equity	Host Hotels & Resorts Inc	COF UN Equity	Capital One Financial Corp	XEC UN Equity	Cimarex Energy Co
MMC UN Equity	Marsh & McLennan Cos Inc	WAT UN Equity	Waters Corp	ZTS UN Equity	Zoetis Inc
MAS UN Equity	Masco Corp	DLTR UW Equity	Dollar Tree Inc	EQIX UW Equity	Equinix Inc
SPGI UN Equity	S&P Global Inc	DRI UN Equity	Darden Restaurants Inc	DLR UN Equity	Digital Realty Trust Inc
MDT UN Equity	Medtronic PLC	NTAP UW Equity	NetApp Inc	DISCK UW Equity	Discovery Inc
CVS UN Equity	CVS Health Corp	CTXS UW Equity	Citrix Systems Inc
DD UN Equity	DuPont de Nemours Inc	DXC UN Equity	DXC Technology Co

Earnings Release | 2Q.2019
Banco Santander México

Frequency of Review of the sample:

Changes to sample are performed discretionally; there is no established periodicity.

For more information regarding this index, its background, main characteristics and selection criteria, please consult www.indices.standardandpoors.com

Historical Evolution:

Comparison base: June 30, 2014

Period	Minimum Price	Maximum Price	Average Securities
2014	1,862.49	2,090.57	549,697,352.97
2015	1,867.61	2,130.82	633,844,598.65
2016	1,829.08	2,271.72	673,318,153.53
2017	2,238.83	2,690.16	567,284,554.67
2018	2,351.10	2,930.75	647,233,053.89
1° Sem. 2017	2,238.83	2,453.46	597,283,965.21
2° Sem. 2017	2,409.75	2,690.16	537,774,264.96
1° Sem. 2018	2,581.00	2,872.87	646,249,029.04
2° Sem. 2018	2,351.10	2,930.75	648,201,034.85
January 2019	2,447.89	2,704.10	669,758,470.35
February 2019	2,706.05	2,796.11	588,394,095.39
March 2019	2,743.07	2,854.88	711,614,772.58
April 2019	2,867.19	2,945.83	517,145,757.60
May 2019	2,752.06	2,945.64	526,576,467.81
June 2019	2,744.45	2,954.18	632,106,306.32

Earnings Release | 2Q.2019
Banco Santander México

Historical Volatility:

Source of Information on Historic Evolution and Volatility: www.bloomberg.com.mx

Historical: www.bloomberg.com.mx

Quantitative examples that ilustrate possible gains or losses

SPX004R DV006

Payment Rights
Under different scenarios of observed price
$150
$140
$130
$120
$110
$100
50.00
70.00
90.00
110.00
130.00
150.00
Observed Price
TCF = TCI
TCF = 70% * TCI
TCF = 130%*TCI

Earnings Release | 2Q.2019
Banco Santander México

		Payment Rights (MXN)
Market Price	Observed Price	Scenario 1 (TCF = 100%*TCI)	Scenario 2 (TCF = 70%*TCI)	Scenario 3 (TCF = 130%*TCI)
1,936.99	70	130.00	121.00	139.00
1,992.33	72	128.00	119.60	136.40
2,047.68	74	126.00	118.20	133.80
2,103.02	76	124.00	116.80	131.20
2,158.36	78	122.00	115.40	128.60
2,213.70	80	120.00	114.00	126.00
2,269.05	82	118.00	112.60	123.40
2,324.39	84	116.00	111.20	120.80
2,379.73	86	114.00	109.80	118.20
2,435.07	88	112.00	108.40	115.60
2,490.42	90	110.00	107.00	113.00
2,545.76	92	108.00	105.60	110.40
2,601.10	94	106.00	104.20	107.80
2,656.44	96	104.00	102.80	105.20
2,711.79	98	102.00	101.40	102.60
2,767.13	100	109.84	106.89	112.79
2,822.47	102	109.84	106.89	112.79
2,877.82	104	109.84	106.89	112.79
2,933.16	106	109.84	106.89	112.79
2,988.50	108	109.84	106.89	112.79
3,043.84	110	109.84	106.89	112.79
3,099.19	112	109.84	106.89	112.79
3,154.53	114	109.84	106.89	112.79
3,209.87	116	109.84	106.89	112.79
3,265.21	118	109.84	106.89	112.79
3,320.56	120	109.84	106.89	112.79
3,375.90	122	109.84	106.89	112.79
3,431.24	124	109.84	106.89	112.79
3,486.58	126	109.84	106.89	112.79
3,541.93	128	109.84	106.89	112.79

ii)	Eurostoxx 50

Eurostoxx 50 is a stock index of the European zone designed by Stoxx Ltd, an index supplier of Deutsche Böese and SIX Group. Its goal is to provide a “blue chip” representation of the leaders of the European zone.

Methodology

The index universe is defined as all the components of the 19 Euro Stoxx indexes of the supersector. The components stocks are ranked regarding the shares outstanding. The more floating shares are added to the selection list until the coverage is closed, but without not exceeding 60% of the free floatation from the Total Euro Stoxx Market Index (TMI). If the following ordered stocks have a coverage of nearly 60% in absolute terms, then they will be added to the selected list.

Any remaining stock that is an actual component of the index is added to the selection list.

The listed stocks are ordered from the highest to the lowest. The actions in the list are ordered from highest to lowest shares. In exceptional cases , the Oversight Committee may add or remove stocks to the list.

Earnings Release | 2Q.2019
Banco Santander México

Selection of the shares:

• The 40 stocks with more outstanding shares in the selection list are chosen as components.
• Any remaining component of the Euro Stoxx 50 index place between 41 and 60 is added as index component
• If the number of components is still less than 50 , then the actions with the highest number of shares outstanding are added to make 50 shares.

Frequency of Review
The index composition is reviewed annually in September. The components are monitored monthly.

Weighting
The index is weighted by market capitalization of free float. The weight of each component is capped to 10% of the free float market. Free float weights are reviewed quarterly.

Here the list of values in the sample:

Ticker	Name	Ticker	Name
OR FP Equity	L'Oreal SA	ISP IM Equity	Intesa Sanpaolo SpA
DG FP Equity	Vinci SA	ENI IM Equity	Eni SpA
BBVA SQ Equity	Banco Bilbao Vizcaya Argentaria SA	ENGI FP Equity	Engie SA
SAN SQ Equity	Banco Santander SA	ORA FP Equity	Orange SA
ASML NA Equity	ASML Holding NV	ABI BB Equity	Anheuser-Busch InBev SA/NV
URW NA Equity	Unibail-Rodamco-Westfield	SAN FP Equity	Sanofi
PHIA NA Equity	Koninklijke Philips NV	GLE FP Equity	Societe Generale SA
TEF SQ Equity	Telefonica SA	ENEL IM Equity	Enel SpA
FP Equity	TOTAL SA	NOKIA FH Equity	Nokia OYJ
AI FP Equity	Air Liquide SA	SU FP Equity	Schneider Electric SE
CS FP Equity	AXA SA	ALV GY Equity	Allianz SE
BNP FP Equity	BNP Paribas SA	AIR FP Equity	Airbus SE
BN FP Equity	Danone SA	BAYN GY Equity	Bayer AG
VIV FP Equity	Vivendi SA	BMW GY Equity	Bayerische Motoren Werke AG
EL FP Equity	EssilorLuxottica SA	CRH ID Equity	CRH PLC
MC FP Equity	LVMH Moet Hennessy Louis Vuitton SE	BAS GY Equity	BASF SE
KER FP Equity	Kering SA	SIE GY Equity	Siemens AG
AMS SQ Equity	Amadeus IT Group SA	VOW3 GY Equity	Volkswagen AG
SAF FP Equity	Safran SA	MUV2 GY Equity	Munich Re
AD NA Equity	Koninklijke Ahold Delhaize NV	FRE GY Equity	Fresenius SE & Co KGaA
UNA NA Equity	Unilever NV	SAP GY Equity	SAP SE
IBE SQ Equity	Iberdrola SA	ADS GY Equity	adidas AG
INGA NA Equity	ING Groep NV	DTE GY Equity	Deutsche Telekom AG
LIN GY Equity	Linde PLC	DPW GY Equity	Deutsche Post AG
ITX SQ Equity	Industria de Diseño Textil SA	DAI GY Equity	Daimler AG

For more information on this index regarding its background, main characteristics and the criteria for the selection of issuers, please visit www.stoxx.com

Earnings Release | 2Q.2019
Banco Santander México

Historical Evolution:

Comparison base: June 30, 2014

Period	Minimum Price	Maximum Price	Average (securities)
2014	2,874.65	3,289.75	689,432,505.30
2015	3,007.91	3,828.78	664,475,833.08
2016	2,680.35	3,290.52	670,496,806.23
2017	3,230.68	3,697.40	480,238,812.63
2018	2,937.36	3,672.29	495,507,423.09
1° Sem. 2017	3,230.68	3,658.79	539,967,049.53
2° Sem. 2017	3,388.22	3,697.40	421,484,405.67
1° Sem. 2018	3,278.72	3,672.29	525,141,755.13
2° Sem. 2018	2,937.36	3,527.18	466,356,259.51
January 2019	2,954.66	3,163.24	441,912,279.10
February 2019	3,135.62	3,298.26	461,246,078.75
March 2019	3,283.60	3,409.00	488,652,611.19
April 2019	3,385.38	3,514.62	507,200,156.20
May 2019	3,280.43	3,514.62	473,404,878.81
June 2019	3,280.43	3,473.69	475,337,654.21

Earnings Release | 2Q.2019
Banco Santander México

Historical Volatility:

Quantitative examples that ilustrate possible gains or losses

SXE009R DC058

Earnings Release | 2Q.2019
Banco Santander México

Market Price	Observed Price	Payment Rights
2,379.44	70	100.00
2,447.42	72	100.00
2,515.41	74	100.00
2,583.39	76	100.00
2,651.38	78	100.00
2,719.36	80	100.00
2,787.34	82	100.00
2,855.33	84	100.00
2,923.31	86	100.00
2,991.30	88	100.00
3,059.28	90	100.00
3,127.26	92	100.00
3,195.25	94	100.00
3,263.23	96	100.00
3,331.22	98	100.00
3,399.20	100	100.00
3,467.18	102	106.22
3,535.17	104	112.44
3,603.15	106	118.66
3,671.14	108	124.88
3,739.12	110	131.10
3,807.10	112	137.32
3,875.09	114	143.54
3,943.07	116	146.65
4,011.06	118	146.65
4,079.04	120	146.65
4,147.02	122	146.65
4,215.01	124	146.65
4,282.99	126	146.65
4,350.98	128	146.65

Stocks

For more information regarding stocks, investors may consult the following Internet sites:

www.bmv.com.mx

www.bloomberg.com

Bloomberg page does not constitute a part of the prospectus and consequently, the Commission did not review it.

Some Issuers have a Market Maker. The effect of the performance of the market maker is reflected as an increase in the levels of operation and an improvement in the bid-offer spread of the prices of the stocks of the corresponding Issuer.

Issuer	Ticker Symbol
Cemex, S.A.B. de C.V.	CEMEX CPO
Fomento Económico Mexicano, S.A.B. de C.V.	FEMSA UBD
Walmart de México, S.A.B. de C.V.	WALMEX*

Earnings Release | 2Q.2019
Banco Santander México

i)	Cemex, S.A.B. de C.V. (CEMEXCPO)

Stock Market where it is quoted:

Mexican Stock Exchange

Description:

Cemex SAB de CV is a building products company. The Company produces, distributes, and markets cement, ready-mix concrete, aggregates, and related building materials. Cemex operates throughout the Americas, Europe, Africa, the Middle East, and Asia.

Historical Evolution:

Comparison base: June 30, 2014

Period	Minimum Price	Maximum Price	Average (securities)
2014	13.13	15.72	34,268,709.91
2015	8.08	14.49	48,370,283.53
2016	6.81	17.38	56,184,504.54
2017	13.60	19.12	33,466,830.41
2018	9.07	15.77	36,630,986.18
1° Sem. 2017	15.42	19.12	35,312,002.30
2° Sem. 2017	13.60	18.26	31,651,742.84
1° Sem. 2018	11.35	15.77	38,460,476.38
2° Sem. 2018	9.07	14.01	34,831,324.64
January 2019	9.49	10.68	30,443,056.00
February 2019	9.31	10.49	32,942,124.79
March 2019	8.75	9.44	48,978,028.45
April 2019	8.70	9.71	31,738,877.97
May 2019	7.65	8.81	33,514,810.35
June 2019	7.83	8.39	36,618,282.57

Earnings Release | 2Q.2019
Banco Santander México

Historical Volatility:

Material Suspensions:

No material suspensions have occurred in the trading of this stock during the last three years.

Quantitative examples that ilustrate possible gains or losses

CMX908R DC251

Earnings Release | 2Q.2019
Banco Santander México

Market Price	Observed Price	Payment Rights
8.29	70	85.00
8.52	72	85.00
8.76	74	85.00
9.00	76	85.00
9.24	78	85.00
9.47	80	85.00
9.71	82	85.00
9.95	84	85.00
10.18	86	86.00
10.42	88	88.00
10.66	90	90.00
10.89	92	92.00
11.13	94	94.00
11.37	96	96.00
11.60	98	98.00
11.84	100	100.00
12.08	102	102.95
12.31	104	105.90
12.55	106	108.86
12.79	108	111.81
13.02	110	114.76
13.26	112	117.71
13.50	114	120.66
13.73	116	122.14
13.97	118	122.14
14.21	120	122.14
14.44	122	122.14
14.68	124	122.14
14.92	126	122.14
15.16	128	122.14

ii)	Fomento Económico Mexicano, S.A.B. de C.V. (FEMSAUBD)

Stock Market where it is quoted:

Mexican Stock Exchange

Description:

Fomento Economico Mexicano, S.A.B. de C.V. (FEMSA) is a Company that through its subsidiaries produces, distributes and markets non-alcoholic beverages throughout Latin America as part of the Coca-Cola system. The Company owns and operates convenience stores in Mexico and Colombia and holds a stake in Heineken.

Earnings Release | 2Q.2019
Banco Santander México

Historical Evolution:

Comparison base: June 30, 2014

Period	Minimum Price	Maximum Price	Average (securities)
2014	117.39	134.71	2,384,812.01
2015	123.68	168.78	2,549,034.89
2016	152.61	183.34	3,044,746.40
2017	156.86	184.95	2,588,175.20
2018	161.69	187.66	2,820,575.98
1° Sem. 2017	156.86	178.76	2,563,507.49
2° Sem. 2017	164.65	184.95	2,612,440.72
1° Sem. 2018	161.69	187.66	2,903,123.07
2° Sem. 2018	163.77	187.00	2,739,374.77
January 2019	168.73	180.90	2,653,567.35
February 2019	171.86	179.31	2,273,916.25
March 2019	168.85	179.15	4,114,845.52
April 2019	178.27	184.93	2,075,272.53
May 2019	182.20	191.42	3,347,689.90
June 2019	182.20	189.91	3,237,467.21

Earnings Release | 2Q.2019
Banco Santander México

Historical Volatility:

Material Suspensions:

No material suspensions have occurred in the trading of this stock during the last three years.

Quantitative examples that ilustrate possible gains or losses

FEM907R DC026

Earnings Release | 2Q.2019
Banco Santander México

Market Price	Observed Price	Payment Rights
0.00	0	90.00
9.19	5	90.00
18.38	10	90.00
27.57	15	90.00
36.77	20	90.00
45.96	25	90.00
55.15	30	90.00
64.34	35	90.00
73.53	40	90.00
82.72	45	90.00
91.92	50	90.00
101.11	55	90.00
110.30	60	90.00
119.49	65	90.00
128.68	70	90.00
137.87	75	90.00
147.06	80	90.00
156.26	85	90.00
165.45	90	90.00
174.64	95	90.00
183.83	100	90.00
193.02	105	104.25
202.21	110	118.50
211.40	115	118.50
220.60	120	118.50
229.79	125	118.50
238.98	130	118.50
248.17	135	118.50
257.36	140	118.50
266.55	145	118.50

iii)	Walmart de México, S.A.B. de C.V. (WALMEX*)

Stock Market where it is quoted:

Mexican Stock Exchange

Description:

Wal-Mart de Mexico S.A.B. de C.V. retails food, clothing, and other merchandise under a variety of store formats. The Company operates Wal-Mart Supercenters, Sam's Club wholesale outlets, Bodega discount stores and Superama supermarkets.

Earnings Release | 2Q.2019
Banco Santander México

Historical Evolution:

Comparison base: June 30, 2014

Period	Minimum Price	Maximum Price	Average (securities)
2014	28.49	35.67	16,878,804.02
2015	28.44	46.92	15,767,190.38
2016	36.59	47.22	18,172,576.22
2017	34.89	48.19	16,850,314.09
2018	44.00	57.86	15,929,928.85
1° Sem. 2017	34.89	44.37	19,183,348.30
2° Sem. 2017	41.08	48.19	14,555,318.49
1° Sem. 2018	44.00	52.88	17,240,971.91
2° Sem. 2018	47.22	57.86	14,640,261.49
January 2019	47.76	50.52	15,210,159.32
February 2019	48.49	53.00	13,331,297.50
March 2019	49.59	52.07	15,853,715.39
April 2019	51.76	56.87	12,552,115.43
May 2019	53.40	55.97	14,631,754.48
June 2019	52.40	56.10	14,566,000.57

Earnings Release | 2Q.2019
Banco Santander México

Historical Volatility:

Material Suspensions:

No material suspensions have occurred in the trading of this stock during the last three years.

Quantitative examples that ilustrate possible gains or losses

WMX907R DC158

Earnings Release | 2Q.2019
Banco Santander México

Market Price	Observed Price	Payment Rights
0.00	0	90.00
2.87	5	90.00
5.75	10	90.00
8.62	15	90.00
11.50	20	90.00
14.37	25	90.00
17.24	30	90.00
20.12	35	90.00
22.99	40	90.00
25.87	45	90.00
28.74	50	90.00
31.61	55	90.00
34.49	60	90.00
37.36	65	90.00
40.24	70	90.00
43.11	75	90.00
45.98	80	90.00
48.86	85	90.00
51.73	90	90.00
54.61	95	90.00
57.48	100	90.00
60.35	105	106.45
63.23	110	122.90
66.10	115	122.90
68.98	120	122.90
71.85	125	122.90
74.72	130	122.90
77.60	135	122.90
80.47	140	122.90
83.35	145	122.90

Earnings Release | 2Q.2019
Banco Santander México

Hedged Position as of June 28th, 2019
Hedged Position
ISSUERS: FEM907R DC026, WMX907R DC158, CMX908R DC251, SPX004R DV006.

ASSET TYPE	ISSUER / SERIE	NUMBER OF SHARES	MARKET PRICE	BETA COEF.	PERIOD IN MONTHS USED FOR BETA	DELTA COEFIC. (FOR OPTIONS AND WARRANTS)	DELTA (SHARES)	DELTA (SECURITIES)
COBERTURA	FEMSA UBD	242,410	185.96	1.0000	12	1.000000	242,410.0000	242,410.0000
COBERTURA	WALMEX *	119,727	52.40	1.0000	12	1.000000	119,727.0000	119,727.0000
COBERTURA	CEMEX CPO	6,055	8.09	1.0000	12	1.000000	6,055.0000	6,055.0000
COBERTURA	MINI-SP FUT	1	0.00	1.0000	12	1.000000	1.0000	50.0000
OBLIGACIÓN	FEM907R DC026	250,000	94.49	1.0000	12	0.969643	242,410.8700	(242,410.8700)
OBLIGACIÓN	WMX907R DC158	250,000	90.77	1.0000	12	0.478912	119,727.9100	(119,727.9100)
OBLIGACIÓN	CMX908R DC251	210,000	75.71	1.0000	12	0.028837	6,055.7406	(6,055.7406)
OBLIGACIÓN	SPX004R DV006	190,000	104.50	1.0000	12	0.000138	26.1391	(26.1391)

SUM OF DELTA AS ISSUERS
ISSUER / SERIE	ASSET TYPE	TOTAL
FEM907R DC026	OBLIGACIÓN	(242,410.870000)
WMX907R DC158	OBLIGACIÓN	(119,727.910000)
CMX908R DC251	OBLIGACIÓN	(6,055.740560)
CEMEX CPO	COBERTURA	6,055.000000
FEMSA UBD	COBERTURA	242,410.000000
WALMEX *	COBERTURA	119,727.000000
MINI-SP FUT	COBERTURA	50.000000
SPX004R DV006	OBLIGACIÓN	(26.139050)
Total		21.340390

ISSUER	DELTA (SHARES)	ORIGINAL BETA	STANDARD ERROR	DELTA (SHARES)	DELTA HEDGE IN SECURITIES	DELTA OBLIGATIONS IN SECURITIES

FEM907R DC026	-0.8700	1.0000	0.000000	-0.8700	242,410.0000	-242,410.8700
WMX907R DC158	-0.9100	1.0000	0.000000	-0.9100	119,727.0000	-119,727.9100
CMX908R DC251	-0.7406	1.0000	0.000000	-0.7406	6,055.0000	-6,055.7406
SPX004R DV006	23.8610	1.0000	0.000000	23.8610	50.0000	-26.1391

Earnings Release | 2Q.2019
Banco Santander México

Item 2

BSMX LISTED NYSE

BSMX

2Q.19
Earnings Presentation

Santander

2Q.19 Earnings Presentation Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México.

Safe Harbor Statement 2 Banco Santander México cautions that this presentation may contain forward - looking statements within the meaning of the U . S . Private Securities Litigation Reform Act of 1995 . These forward - looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with : asset growth and sources of funding ; growth of our fee - based business ; expansion of our distribution network ; financing plans ; competition ; impact of regulation and the interpretation thereof ; action to modify or revoke our banking license ; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk ; exposure to credit risks including credit default risk and settlement risk ; projected capital expenditures ; capitalization requirements and level of reserves ; investment in our formation technology platform ; liquidity ; trends affecting the economy generally ; and trends affecting our financial condition and our results of operations . While these forward - looking statements represent our judgment and future expectations concerning the development of our business, many important factors could cause actual results to differ substantially from those anticipated in forward - looking statements . These factors include, among other things : changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies ; changes in economic conditions, in Mexico in particular, in the United States or globally ; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank ( Banco de México ) ; inflation ; deflation ; unemployment ; unanticipated turbulence in interest rates ; movements in foreign exchange rates ; movements in equity prices or other rates or prices ; changes in Mexican and foreign policies, legislation and regulations ; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government ; changes in taxes and tax laws ; competition, changes in competition and pricing environments ; our inability to hedge certain risks economically ; economic conditions that affect consumer spending and the ability of customers to comply with obligations ; the adequacy of allowance for impairment losses and other losses ; increased default by borrowers ; our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions ; technological changes ; changes in consumer spending and saving habits ; increased costs ; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms ; changes in, or failure to comply with, banking regulations or their interpretation ; and certain other risk factors included in our annual report on Form 20 - F . The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U . S . Securities and Exchange Commission, could adversely affect our business and financial performance . The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward - looking statements . You should not place undue reliance on such statements, which speak only as of the date they were made . We undertake no obligation to update publicly or to revise any forward - looking statements after we distribute this presentation because of new information, future events or other factors . In light of the risks and uncertainties described above, the future events and circumstances discussed herein might not occur and are not guarantees of future performance . Note : The information contained in this presentation is not audited . Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission ( Comisión Nacional Bancaria y de Valores ) for credit institutions, as amended (Mexican Banking GAAP) . All figures presented are in millions of nominal Mexican pesos, unless otherwise indicated . Historical figures are not adjusted by inflation .

Right Balance of Loan Growth and Asset Quality while Delivering Sustained Profitability 3 Source: Company filings under CNBV GAAP. Notes: 1) Year to date = Annualized loan loss reserves (LTM) as percentage of average loans (LTM). 2) Quarterly ratio = Annualized quarterly opex as percentage of annualized quarterly income before opex - net of allowances (2Q19*4). Year to date = Annualized cumulative opex as percentage of annualized cumulative income before opex - net of allowances (6M19). 3) Quarterly ratio = Annualized quarterly net income as a percentage of average equity (4Q18;2Q19). / Year to date = Annualized cumulative net income as a percentage of average equity (4Q18;2Q19). Loan book up 7.4% YoY  Growth principally supported by middle - market, corporates, mortgages & payroll loans Deposit base up 3.3% YoY; Individual deposits increased 11.3% YoY  Individual demand deposits +7.8% YoY  Individual term deposits +17.5% YoY Sound asset quality  NPL ratio 2.23% - 23 bps  Cost of risk 1 2.70% - 20 bps Improved efficiency while executing final year of our investment plan  Efficiency ratio 2 44.29% - 69 bps 44.55% - 33 bps  ROAE 3 17.29% - 4 bps 16.80% +22 bps 2Q19 YoY Var 6M19 YoY Var 2Q19 YoY Var

Softer System Loan and Deposit Growth

Total Loans

YoY Growth
4,978
5,044
5,185
5,254
5,327
11.6%
10.2%
9.3%
10.1%
8.3%
2Q18
3Q18
4Q18
1Q19
May'19

Total Deposits

YoY Growth
4,923
4,906
5,076
5,104
5,161
11.9%
9.6%
8.3%
8.4%
7.6%
2Q18
3Q18
4Q18
1Q19
May'19

Consumer Loans[1] (YoY Growth)

Demand Deposits (YoY Growth)

12.2%
4.3%
3.9%
3.9%
4.0%
2Q18
3Q18
4Q18
1Q19
May'19

Santander

4

Softer System Loan and Deposit Growth 4 Source: CNBV Banks as of May 2019 in billion pesos. Notes: 1) Includes credit cards, payroll, personal and auto loans. Total Loans Total Deposits Consumer Loans 1 (YoY Growth) Demand Deposits (YoY Growth) 4,978 5,044 5,185 5,254 5,327 11.6% 10.2% 10.1% 2Q18 3Q18 9.3% 4Q18 1Q19 8.3% May’19 YoY Growth 4,923 4,906 5,076 5,104 5,161 2Q18 1Q19 9.6% 11.9% 3Q18 8.3% May’19 4Q18 8.4% 7.6% YoY Growth 3Q18 7.2% 1Q19 2Q18 4Q18 May’19 7.6% 6.8% 6.4% 6.2% 2Q18 3.9% 1Q19 3Q18 4Q18 May’19 12.2% 4.3% 3.9% 4.0%

Santander Loan Portfolio Growth

Total Loans

+7.4%
652,251
680,120
682,848
691,226
700,329
+1.3%
2Q18
3Q18
4Q18
1Q19
2Q19

Loan Portfolio Breakdown

Consumer 8%
Middle-Market 27%
Credit Cards 8%
Mortgages 21%
Corporates 14%
SMEs 11%
Gov&FinEnt 11%

Santander

5

Source: Company filings under CNBV GAAP, in million pesos.

5 Source: Company filings under CNBV GAAP, in million pesos. Total Loans Loan Portfolio Breakdown 2Q18 3Q18 2Q19 4Q18 1Q19 652,251 700,329 680,120 682,848 691,226 +1.3% +7.4% 2Q19 Var YoY Contribution to: Loans NII Loans High - margin s egments : Middle - market 188,053 7.6% 54.6% 69.9% SMEs 79,491 3.3% Credit cards 57,476 4.4% Consumer 57,219 6.4% 382,239 6.0% Low - margin segments: Corporates 98,270 13.1% 45.4% 30.1% Government & Financial Entities 74,169 6.2% Mortgages 145,651 7.8% 318,090 9.0% Middle - Market 27% Corporates 14% Gov&FinEnt 11% SMEs 11% Mortgages 21% Credit Cards 8% Consumer 8% Santander Loan Portfolio Growth

Individual Loans

2Q18 **243,912** → **+6.7%** → **260,346** 2Q19

Mortgages

+7.8%
135,112
138,535
141,649
143,182
145,651
+1.7%
2Q18
3Q18
4Q18
1Q19
2Q19

Credit Cards

+4.4%
55,037
54,997
56,227
56,473
57,476
+1.8%
2Q18
3Q18
4Q18
1Q19
2Q19

Consumer[1]

+6.4%
53,763
54,474
54,610
55,577
57,219
+3.0%
Personal
Payroll
2Q18
3Q18
4Q18
1Q19
2Q19

Santander

6

Hipoteca Plus Supports Organic Mortgage Growth; Customer Expansion and Usage Drive Credit Card Portfolio; Payroll Loan Expansion Remains Robust 6 Source: Company filings under CNBV GAAP, in million pesos. Market position calculated with CNBV Banks as of May 2019. Notes: 1) Includes payroll, personal and auto loans. Individual Loans 260,346 243,912 2Q18 2Q19 +6.7% 2Q18 3Q18 1Q19 4Q18 2Q19 145,651 141,649 135,112 138,535 143,182 +1.7% +7.8% 3Q18 2Q18 4Q18 2Q19 1Q19 56,473 55,037 54,997 56,227 57,476 +1.8% +4.4% 2Q18 3Q18 1Q19 4Q18 2Q19 53,763 54,474 54,610 55,577 57,219 +3.0% +6.4%  Double digit organic growth – up +12.7% YoY  #3 top mortgage originator, with Hipoteca Plus accounting for 75% of new mortgages  Credit card usage up 11.0% YoY  3 rd largest market player  Sustained cross selling to payroll, mortgage and other existing clients  Driving more profitable payroll loans, up 14.5% YoY, above market  Originated over Ps.900 M in auto loans over the LTM, bringing this portfolio to close to Ps.1.3 billion Personal Payroll Mortgages Credit Cards Consumer 1

Loyal Customers[1]

+27.8%
2,226
2,353
2,519
2,652
2,844
2Q18
3Q18
4Q18
1Q19
2Q19

Digital Customers[1]

+49.6%
2,348
2,533
2,879
3,227
3,512
2Q18
3Q18
4Q18
1Q19
2Q19

Digital Transactions / Total Transactions[2]

12.6%
34%
66%
19.1%
14%
86%
Internet
Mobile
2Q18
2Q19

A loyal customer is 4x more profitable

Mobile Customers[1]

+70.4%
1,815
2,036
2,413
2,784
3,094
2Q18
3Q18
4Q18
1Q19
2Q19

Santander

7

Progress on Loyalty and Digitalization Initiatives Boost the Quality of Our Retail Franchise 7 Notes: 1) Thousands of customers. 2) Monetary transactions of individuals. Figures may vary from those previously reported due to restatements. Loyal Customers 1 Digital Customers 1 Digital Transactions / Total Transactions 2 Mobile Customers 1 2Q19 2Q18 2,519 1Q19 3Q18 4Q18 2,226 2,353 2,652 2,844 + 27.8% 1Q19 2Q18 3Q18 4Q18 2Q19 2,879 2,348 2,533 3,227 3,512 + 49.6% 1Q19 4Q18 2Q18 3,094 3Q18 2Q19 1,815 2,036 2,413 2,784 +70.4 % A loyal customer is 4x more profitable 34% 66% 2Q18 2Q19 12.6% 86% 14% 19.1% Internet Mobile

Commercial Loans

2Q18 408,339 → +7.7% → 439,983 2Q19

SMEs

Middle-Market

+7.6%
174,750
175,567
177,662
183,691
188,053
+2.4%
2Q18
3Q18
4Q18
1Q19
2Q19

Corporates

+13.1%
86,859
97,031
95,536
95,410
98,270
+3.0%
2Q18
3Q18
4Q18
1Q19
2Q19

Government & Fin. Ent.

Santander

8

Source: Company filings under CNBV GAAP, in million pesos.

Corporate Loan Growth Reflects Easier Comps, While Remaining Segments Follow Overall Demand Deceleration 8 Source: Company filings under CNBV GAAP, in million pesos. Commercial Loans 439,983 408,339 2Q18 2Q19 +7.7% SMEs Middle - Market Corporates Government & Fin. Ent . 2Q18 2Q19 3Q18 4Q18 1Q19 76,915 77,519 77,389 78,229 79,491 +1.6% +3.3% 2Q19 3Q18 2Q18 4Q18 1Q19 95,410 86,859 97,031 95,536 98,270 +3.0% +13.1% 2Q18 4Q18 3Q18 1Q19 2Q19 188,053 174,750 175,567 177,662 183,691 +2.4% +7.6% 69,815 2Q18 3Q18 2Q19 4Q18 1Q19 81,997 79,775 78,664 74,169 - 5.7% +6.2%

Total Deposits

+3.3%
+2.7%
698,118
680,143
693,812
702,644
721,288
Term
Demand
33%
34%
34%
34%
36%
67%
66%
66%
66%
64%
2Q18
3Q18
4Q18
1Q19
2Q19

Demand Deposits

-1.9%
468,651
459,727
Individuals +7.8%
Corporate -5.5%
2Q18
2Q19

Term Deposits[1]

+14.0%
229,467
261,561
Individuals +17.5%
Corporate +12.4%
2Q18
2Q19

Santander

9

Robust Growth in Individual Deposits Mitigates Decline in Corporate Demand Deposits 9 Total Deposits 34% 2Q19 2Q18 66% 693,812 33% 67% 66% 3Q18 34% 4Q18 64% 34% 66% 1Q19 36% Term Demand 698,118 680,143 702,644 721,288 +2.7% +3.3% Demand Deposits 2Q18 468,651 2Q19 459,727 - 1.9% +7.8% Individuals Corporate - 5.5% Term Deposits 1 2Q18 2Q19 261,561 229,467 +14.0%  Total Individuals deposits – up 11.3%  Commercial focus to attract payrolls continues to drive individual demand deposits, increasing their share in demand deposits by 260 bps YoY and in total term deposits by 90 bps  Higher interest rates favor term deposit growth Source: Company filings under CNBV GAAP, in millions pesos. Notes: 1) Includes money market. Individuals Corporate +17.5% +12.4%

Strong Liquidity Profile Further Supported by Sound Capital Position

Net Loans to Deposits[1]

90.56%
97.00%
95.38%
95.41%
94.13%
2Q18
3Q18
4Q18
1Q19
2Q19

Debt Maturity

13,398
26,944
6,550
26,596
10,150
34,503[3]
6M19
2020
2021
2022
2026
2027+

CET1 and Capitalization

15.52%
16.02%
15.91%
16.90%
16.50%
Tier 2
AT1
10.76
11.48
11.04
12.19
11.89
CET1
2Q18
3Q18
4Q18
1Q19
2Q19[4]

Santander

10

Strong Liquidity Profile Further Supported by Sound Capital Position 10 Net Loans to Deposits 1 Debt Maturity CET1 and Capitalization  Diversified funding sources and balanced maturity profile  Net loan to deposit ratio below 100% supports growth opportunities  LCR 2 of 175.43%, well above 100% Banxico regulatory requirement  Tier 1 ratio increased 110 bps to 13.16% Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Loans net of allowances divided by total deposits (Demand + Term). 2) LCR = Liquidity Coverage Ratio. 3) Including additional Tier 1 Capital Notes issued in December 2016. 4) 2Q19 is preliminary. 90.56% 4Q18 2Q18 3Q18 95.38% 1Q19 2Q19 97.00% 95.41% 94.13% 13,398 26,944 6,550 26,596 10,150 6M19 2020 34,503 3 2021 2022 2027+ 2026 10.76 11.48 11.04 12.19 11.89 2Q18 3Q18 4Q18 1Q19 2Q19 4 Tier 2 AT1 CET1 15.52% 16.02% 15.91% 16.90% 16.50%

Profitability Focus and Strong Loan Portfolio Interest Income Supports 12% YoY Growth in NII 11 Net Interest Income and NIM 1  NII grew 12.1% YoY, principally due to: ▪ Strong interest income from: Loan portfolio: +13.7%  2Q19 NIM improved 49 bps YoY to 5.76% Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Quarterly = Annualized net interest income (2Q19*4) divided by daily average interest earnings assets (2Q19). Year to date = Annualized net interest income (6M19*2) divided by daily average interest earnings assets (6M19) . 5.27 5.66 5.58 2Q18 3Q18 1Q19 5.44 4Q18 5.76 2Q19 14,795 15,795 16,203 16,449 16,588 +0.8% +12.1% 5.39 6M18 5.67 6M19 29,410 33,037 +12.3%

Pick - up in Net Fee Growth Driven by Credit Card and Insurance Segments 12 Net Commissions and Fees Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Includes fees from collections and payments, account management, checks, foreign trade and others. 1Q19 3Q18 4,697 2Q18 4Q18 2Q19 4,262 4,271 4,230 4,426 +6.1% +10.2% Insurance 29% Credit cards 28% Cash management* 24% Investment funds 8% Financial advisory services 7% Purchase - sale of securities and money market transactions 4% 6M19 6M18 8,331 9,123 +9.5% Var YoY Var YoY 2Q18 1Q19 2Q19 $$ % 6M18 6M19 $$ % Insurance 1,265 1,137 1,358 93 7.4% 2,264 2,495 231 10.2% Credit cards 917 1,340 1,297 380 41.4% 2,023 2,637 614 30.4% Cash management* 1,175 1,073 1,110 (65) (5.5%) 2,381 2,183 (198) (8.3%) Investment funds 382 370 394 12 3.1% 776 764 (12) (1.5%) Financial advisory services 416 345 325 (91) (21.9%) 709 670 (39) (5.5%) Purchase - sale of securities and money market transactions 107 161 213 106 99.1% 178 374 196 110.1% Net commissions and fees 4,262 4,426 4,697 435 10.2% 8,331 9,123 792 9.5%

Core Earnings Up on Growth in NII and Fee Income; Trading Gains Reflect Conservative Approach in Challenging Market Conditions 13 Gross Operating Income 1 Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Gross operating income does not include other income. 2Q18 2Q19 3Q18 1Q19 4Q18 21,207 20,909 20,106 20,245 21,849 +3.0% +8.7% Net Interest Income 75.9% Net Commissions and Fees 21.5% Market related revenue 2.6% 6M18 39,078 43,056 6M19 +10.2% Var YoY Var YoY 2Q18 1Q19 2Q19 Var $$ Var % 6M18 6M19 Var $$ Var % Net Interest Income 14,795 16,449 16,588 1,793 12.1% 29,410 33,037 3,627 12.3% Net Commissions and Fees 4,262 4,426 4,697 435 10.2% 8,331 9,123 792 9.5% Market related revenue 1,049 332 564 (485) (46.2%) 1,337 896 (441) (33.0%) Gross Operating Income* 20,106 21,207 21,849 1,743 8.7% 39,078 43,056 3,978 10.2%

Loan Loss Reserves (LLR)

+11.9%
3,980
4,796
4,838
4,318
4,454
+3.1%
2Q18
3Q18
4Q18
1Q19
2Q19
+8.1%
8,117
8,772
6M18
6M19

Cost of Risk[1]

-20bps
2.90%
2.77%
2.72%
2.69%
2.70%
+1bps
2Q18
3Q18
4Q18
1Q19
2Q19
-20bps
2.90%
2.70%
6M18
6M19

NPL Ratio

Santander

14

2.90% 6M18 6M19 2.70% - 20 bps Healthy Asset Quality Throughout Loan Book, With CoR 20 bps Lower YoY 14 Loan Loss Reserves (LLR) Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Year to date = Annualized loan loss reserves (LTM) as percentage of average loans (LTM). 2) Commercial loans include: Middle - Market, SMEs, corporates, financial institutions and government. 3Q18 2Q18 4Q18 1Q19 2Q19 3,980 4,796 4,838 4,318 4,454 +3.1% +11.9% Cost of Risk 1 2.69% 3Q18 2Q18 2Q19 4Q18 1Q19 2.90% 2.77% 2.72% 2.70% +1bps - 20 bps 8,117 6M18 6M19 8,772 +8.1% 2Q18 1Q19 2Q19 Var YoY (bps) Var QoQ (bps) Consumer 4.09% 3.65% 3.90% (19) 25 Credit Card 4.41% 4.08% 4.39% (2) 31 Other consumer 3.75% 3.22% 3.40% (35) 18 Mortgages 4.45% 3.74% 3.86% (59) 12 Commercial 2 1.37% 1.24% 1.26% (11) 2 SMEs 1.92% 2.16% 2.25% 33 9 Total 2.46% 2.15% 2.23% (23) 8 NPL Ratio

6M18 44.88% 6M19 44.55% - 33 bps Strong Earnings Quality Drives Efficiency Ratio Lower, While Implementation of Strategic Initiatives Continues 15 Administrative & Promotional Expenses Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Quarterly = Annualized opex (2Q19*4) as percentage of annualized income before opex - net of allowances (2Q19*4). Year to date = Annualized cumulative opex as percentage of annualized cumulative income before opex - net of allowances (6M19). Efficiency 1 2Q18 2Q19 3Q18 4Q18 1Q19 8,845 9,003 9,228 9,256 9,482 +2.4% +7.2% 2Q18 3Q18 4Q18 1Q19 2Q19 44.98% 44.18% 46.63% 44.81% 44.29% - 52bps - 69 bps Expenses Breakdown & Performance 17,063 18,738 6M18 6M19 +9.8% Var YoY Var YoY 2Q18 1Q19 2Q19 $$ % 6M18 6M19 $$ % Personnel 3,889 3,865 3,978 89 2.3% 7,506 7,843 337 4.5% Administrative expenses 3,440 3,701 3,708 268 7.8% 6,604 7,409 805 12.2% Depreciation and amortization 738 878 948 210 28.5% 1,433 1,826 393 27.4% IPAB 778 812 848 70 9.0% 1,520 1,660 140 9.2% Administrative & prom expenses 8,845 9,256 9,482 637 7.2% 17,063 18,738 1,675 9.8%

Net Income

+8.5%
+10.1%
5,171
5,096
4,590
5,291
5,608
+6.0%
9,898
10,899
2Q18
3Q18
4Q18
1Q19
2Q19
6M18
6M19

ROAE[1]

-4bps
+22bps
17.33%
16.74%
15.18%
16.40%
17.29%
+89bps
16.58%
16.80%
2Q18
3Q18
4Q18
1Q19
2Q19
6M18
6M19

Effective Tax Rate

+58bps
+222bps
24.38%
22.52%
19.81%
25.29%
24.96%
-33bps
22.90%
25.12%
2Q18
3Q18
4Q18
1Q19
2Q19
6M18
6M19

Profit Before Taxes

+9.3%
+13.4%
6,838
6,577
5,724
7,082
7,473
+5.5%
12,838
14,555
2Q18
3Q18
4Q18
1Q19
2Q19
6M18
6M19

Santander

16

6M19 6M18 9,898 10,899 +10.1% Net Income Up c.9% YoY and 6% Sequentially, with ROAE Reaching 17.3% 16 Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Quarterly = Annualized net income (2Q19x4) as percentage of average equity (4Q18,2Q19). Year to date = Annualized cumulative net income as percentage of average equity (4Q18,2Q19). Net Income ROAE 1 Effective Tax Rate Profit Before Taxes 2Q18 1Q19 3Q18 4Q18 2Q19 5,171 5,096 4,590 5,291 5,608 +6.0% +8.5% 2Q18 1Q19 3Q18 4Q18 17.33% 2Q19 17.29% 16.74% 15.18% 16.40% +89bps - 4bps 3Q18 2Q18 4Q18 24.96% 1Q19 2Q19 24.38% 22.52% 19.81% 25.29% - 33bps +58bps 1Q19 2Q18 7,473 3Q18 4Q18 2Q19 6,577 6,838 5,724 7,082 +5.5% +9.3% 6M18 6M19 16.58% 16.80% +22bps 6M18 6M19 22.90% 25.12% +222bps 6M18 6M19 12,838 14,555 +13.4%

Santander México Revises 2019 Guidance 17 1) According to changes in accounting criteria issued by the National Banking and Securities Commission in 2018 - Recognition of the recovery of credits previously cancelled against the item "Allowance for loan losses" . Total Loans Δ 7% - 9% 7.4% Δ 4% - 6% Total Deposits Δ 7% - 9% 3.3% Δ 4% - 6% Cost of Risk (Net of recoveries ) 2.8% - 3.0% 1 2.7% 2.8% - 3.0% 1 Cost of Risk (Comparable) 3.1% - 3.3% 3.4% 3.1% - 3.3% Expenses Δ 10% - 12% 9.8% Δ 10% - 12% Tax Rate 24% - 25% 25.1% 24% - 25 % Net Income Δ 5% - 7% 10.1% Δ 5% - 7% Metrics 2019 Target 6M19 Revised 2019 Target

Questions and Answers

19 Annexes

Macroeconomic

GDP Growth (%)

Average Exchange Rate (MXP/USD)

Annual Inflation Rate (%)

Central Bank Monetary Policy (%, end of year)

Santander

Source: INEGI, Banxico and Santander
*Revised from previous quarter

20

Macroeconomic 20 Source: INEGI, Banxico and Santander *Revised from previous quarter GDP Growth (%) Average Exchange Rate (MXP/USD) Annual Inflation Rate (%) Central Bank Monetary Policy (%, end of year) 2.1 2.0 1.0 1.7 1.7 2017 2018 2019E 2020E 2021E 18.9 19.2 19.7 20.5 20.8 2017 2018 2019E 2020E 2021E 6.8 4.8 3.9 3.5 3.5 2017 2018 2019E 2020E 2021E 7.25 8.25 8.00 7.50 7.00 2017 2018 2019E 2020E 2021E

Consolidated Income Statement 21 Source: Company filings under CNBV GAAP, in million pesos. % Variation % Variation 2Q18 1Q19 2Q19 QoQ YoY 6M18 6M19 YoY Interest income 27,517 30,773 30,556 (0.7) 11.0 53,505 61,329 14.6 Interest expense (12,722) (14,324) (13,968) (2.5) 9.8 (24,095) (28,292) 17.4 Net interest income 14,795 16,449 16,588 0.8 12.1 29,410 33,037 12.3 Provisions for loan losses (3,980) (4,318) (4,454) 3.1 11.9 (8,117) (8,772) 8.1 Net interest income after provisions for loan losses 10,815 12,131 12,134 0.0 12.2 21,293 24,265 14.0 Commission and fee income 6,049 6,016 6,486 7.8 7.2 11,539 12,502 8.3 Commission and fee expense (1,787) (1,590) (1,789) 12.5 0.1 (3,208) (3,379) 5.3 Net gain (loss) on financial assets and liabilities 1,049 332 564 69.9 (46.2) 1,337 896 (33.0) Other operating income (443) (551) (440) (20.1) (0.7) (1,060) (991) (6.5) Administrative and promotional expenses (8,845) (9,256) (9,482) 2.4 7.2 (17,063) (18,738) 9.8 Operating income 6,838 7,082 7,473 5.5 9.3 12,838 14,555 13.4 Current income taxes (1,332) (1,251) (1,782) 42.4 33.8 (2,323) (3,033) 30.6 Deferred income taxes (net) (335) (540) (83) (84.6) (75.2) (617) (623) 1.0 Net income 5,171 5,291 5,608 6.0 8.5 9,898 10,899 10.1

Consolidated Balance Sheet 22 Source: Company filings under CNBV GAAP, in million pesos. % Variation Jun - 18 Mar - 19 Jun - 19 QoQ YoY Funds available 114,978 73,680 73,192 (0.7) (36.3) Margin accounts 3,767 3,521 3,826 8.7 1.6 Investment in securities 288,369 241,293 282,178 16.9 (2.1) Debtors under sale and repurchase agreements 44,757 63,768 67,889 6.5 51.7 Derivatives 174,983 135,612 147,088 8.5 (15.9) Valuation adjustment for hedged financial assets (11) 77 152 97.4 — Total loan portfolio 652,251 691,226 700,329 1.3 7.4 Allowance for loan losses (20,027) (20,836) (21,345) 2.4 6.6 Loan portfolio (net) 632,224 670,390 678,984 1.3 7.4 Accrued income receivable from securitization transactions 123 113 84 (25.7) (31.7) Other receivables (net) 85,393 79,046 77,945 (1.4) (8.7) Foreclosed assets (net) 332 241 232 (3.7) (30.1) Property, furniture and fixtures (net) 6,426 8,841 9,054 2.4 40.9 Long - term investment in shares 90 90 90 0.0 0.0 Deferred taxes and deferred profit sharing (net) 19,187 18,986 18,901 (0.4) (1.5) Deferred charges, advance payments and intangibles 7,948 8,601 8,536 (0.8) 7.4 Other 45 35 36 2.9 (20.0) Total assets 1,378,611 1,304,294 1,368,187 4.9 (0.8) Deposits 746,850 750,154 776,006 3.4 3.9 Bank and other loans 40,674 57,574 68,089 18.3 67.4 Creditors under sale and repurchase agreements 94,087 65,455 84,668 29.4 (10.0) Securities lending 1 0 1 — 0.0 Collateral sold or pledged as guarantee 31,492 24,006 21,211 (11.6) (32.6) Derivatives 167,278 134,917 144,866 7.4 (13.4) Valuation adjustment of financial liabilities hedging 0 (19) (12) (36.8) — Other payables 139,354 104,521 104,255 (0.3) (25.2) Subordinated credit notes 35,914 34,819 34,886 0.2 (2.9) Deferred revenues and other advances 441 501 388 (22.6) (12.0) Total liabilities 1,256,091 1,171,928 1,234,358 5.3 (1.7) Total stockholders ' equity 122,520 132,366 133,829 1.1 9.2

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